# UST

INC




Smokeless
Tobacco
Copenhagen
Tobacco
Copenhagen
SKOAL
COPENHA


Copenhagen
POUCHES
RED SEAL
FINE CUT
SKOAL
COLUMBIA·CREST
COLUMBIA·CREST
CHARDONNAY
Chateau Ste. Michelle
CABERNET SAUVIGN
Copenhagen
SNUFF
SKOAL
Pouches



## Enhancing Shareholder Value through Focus on Category Growth

2004 ANNUAL REPORT & 2005 PROXY

# About UST

UST Inc. (NYSE: UST) is a holding company for its wholly owned subsidiaries: U.S. Smokeless Tobacco Company and International Wine & Spirits Ltd. UST, through its subsidiaries, is a leading producer and marketer of moist smokeless tobacco products including Copenhagen, Skoal, Red Seal, Husky and Rooster smokeless tobacco. Other consumer products marketed by UST include premium wines sold nationally through the Chateau Ste. Michelle, Columbia Crest, Conn Creek and Villa Mt. Eden wineries, as well as sparkling wine produced under the Domaine Ste. Michelle label.

The Company's principal operating segments are Smokeless Tobacco and Wine. The Smokeless Tobacco segment had net sales of $1.6 billion and accounted for 86 percent of consolidated sales. Wine segment sales were $227 million.

For information about UST and its subsidiaries, including:

- Investor information
- Press releases
- Webcast events
- Employment information

visit the UST website at ustinc.com.

# USTogether

We operate our businesses according to the following core values:

- We are committed to developing and maintaining a talented, dedicated and responsible workforce built on personal and business integrity.
- We understand the critical importance of customer service to our success and will strive to excel at it in everything we do.
- We recognize that our consumers drive our business and satisfying their preferences is fundamental to our success.
- In our business pursuits, we will strive to produce, market and sell quality products to exceed the expectations of our consumers and set the standards of excellence within the industries in which we compete.
- We recognize that our shareholders are the true owners of the business and we dedicate our resources to increasing our shareholder value.
- As a corporate citizen, we support community activities that reflect the values of our employees, stakeholders and consumers.

UST

## UST Comparative Highlights

| For the year ended December 31<br>(Dollars in thousands, except per share amounts) | 2004 | 2003 |
|---|---|---|
| **Financial Results** | | |
| Net sales | $1,838,238 | $1,731,862 |
| Operating income | 912,609 | 596,635 |
| Net earnings | 530,837 | 318,789 |
| Basic earnings per share | 3.21 | 1.91 |
| Diluted earnings per share | 3.19 | 1.90 |
| Dividends per share | 2.08 | 2.00 |
| **Other Data** | | |
| Average number of shares (in thousands): | | |
| Basic | 165,164 | 166,572 |
| Diluted | 166,622 | 167,376 |
| Number of stockholders of record at year-end | 6,860 | 7,269 |
| Average number of employees | 5,100 | 5,212 |

Note: The Comparative Highlights presented above are to be read in conjunction with UST's Consolidated Financial Statements and the accompanying notes to those statements. For additional details on comparative results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."



## Fellow Shareholders:

I am very pleased to report that 2004 was a banner year for UST as our strategic initiatives, together with a stronger domestic economy, resulted in accelerated category growth in the moist smokeless tobacco segment and returned our premium wine business to its historic growth pattern. These improved fundamentals did not go unnoticed by the investment community, as our stock price rose considerably over the prior year.

On a consolidated basis, we generated both record sales and earnings above our original projections.

- Net sales increased 6.1 percent to $1.8 billion
- Net earnings reached $530.8 million
- Diluted earnings per share were $3.19

Our smokeless tobacco business recognized record sales and operating profit in 2004, despite competition from lower-priced brands. Strong growth in the moist smokeless tobacco category resulted in increased can sales. Our increased investment in category-growth initiatives helped the moist smokeless tobacco category expand an impressive 6 percent in 2004, more than double the compound annual growth rate over the last decade. For our U.S. Smokeless Tobacco Company subsidiary, net sales increased 4.7 percent to $1.6 billion on a 0.8 percent increase in net can sales to 641.3 million. Operating profit was $898 million.

Our premium wine operations rebounded nicely in 2004, with a focus on outstanding quality at an affordable price leading the way to record case sales and operating profit.

The plans we set out for our wine business resulted in improved trends beyond our expectations. Led by our Chateau Ste. Michelle and Columbia Crest wineries, operating profit increased 33 percent to $32.4 million. Net sales for the year increased 16.3 percent to $226.7 million, while total premium case sales increased 14.6 percent to 3.8 million.

For 2005, we plan to continue our category-growth initiatives for smokeless tobacco, while concentrating on increasing case sales and operating profit in our wine business.

## Commitment to Core Values

We operate our smokeless tobacco and wine businesses according to a set of Core Values we call *USTogether* that combine a commitment to superior quality with an obligation to the highest standards of ethical behavior. At UST, we want to be recognized not only as an outstanding employer and manufacturer, but, just as importantly, as a respected business partner, leading corporate citizen and worthy enterprise for investment. *USTogether* can be found on the inside front cover of this Annual Report.

## The Tobacco Harm Reduction Debate

During 2004, smokeless tobacco and tobacco harm reduction continued to receive attention as a topic of discussion and debate at various scientific conferences and public policy forums in the United States, Canada and Europe, and in articles published in the scientific literature. This discussion and debate continued to recognize that cigarette smoking is considered by many in the scientific community to be considerably more dangerous than smokeless tobacco.

For example, in December 2004, researchers funded by the National Cancer Institute published a paper in which they reported on the opinions of an expert panel regarding the comparative mortality risks related to low-nitrosamine smokeless tobacco products and conventional cigarettes. The researchers assembled a panel comprised of nine experts, mostly epidemiologists, affiliated with various institutions including the National Institutes of Health, the American Cancer Society, and Columbia, Georgetown and Johns Hopkins universities. After the expert panel reviewed the relevant scientific literature, the researchers conducted three rounds of consultation with the panel and reported the following conclusion:

"In comparison with smoking, experts perceive at least a 90 percent reduction in the relative risk of LN-SLT (low-nitrosamine smokeless tobacco) use. The risks of using LN-SLT products therefore should not be portrayed as comparable with those of smoking cigarettes as has been the practice of some governmental and public health authorities in the past."

Furthermore, this discussion truly entered the mainstream media in 2004. Health writers, columnists and op-ed contributors took up the topic in major publications including the *Los Angeles Times, New York Times, Chicago Tribune, Wall Street Journal* and *Atlanta Journal Constitution*, to name a few.

The discussion regarding smokeless tobacco in the context of tobacco harm reduction will continue in 2005 at scientific conferences and public policy forums in the United States and abroad.

## A Compelling Investment

UST continues to demonstrate that we are a well-considered, reliable investment with an attractive dividend yield. Judging from the rise in our stock price, investors seem to have taken notice. In addition to growing our businesses, we remain committed to enhancing shareholder value by returning excess cash to our shareholders. In 2005, the Company will return more than $550 million in the form of dividends and stock repurchases.

In 2004, we paid a dividend of $2.08 per share, a 4.0 percent increase over the previous year. In December, the Company announced a 6.0 percent increase in the dividend, with an indicated annual rate of $2.20 a share, effective with the first quarter of 2005. UST has paid cash dividends without interruption since 1912 and has raised the dividend every year but one since 1965. The Company also announced that we would be increasing our stock repurchase plan by $100 million through 2005. Our strong cash flow, our solid fundamentals and our still relatively low price-earnings ratio combine to make UST a compelling value.

I remain convinced that we have the plans, the products and the people necessary to sustain growth and enhance shareholder value going forward. Thank you for the continuing confidence you have shown in UST.

Sincerely,

Vincent A. Gierer, Jr.

Vincent A. Gierer, Jr.
Chairman of the Board and
Chief Executive Officer

U.S. Smokeless TOBACCO CO.

"Our smoke-free products will be recognized by adults as the preferred way to experience tobacco satisfaction."

## Smokeless Tobacco

With a boost from key strategic initiatives undertaken by U.S. Smokeless Tobacco Company, growth in the smokeless tobacco category accelerated in 2004, aided by a stronger domestic economy and increased smoking restrictions nationwide.

We increased our efforts to grow the adult consumer base for smokeless tobacco products by investing an additional $24 million in product innovation, brand building and increased message delivery during the year.

The goal: To increase awareness and trial of moist smokeless tobacco by adult cigarette smokers.

The opportunity: Because moist smokeless tobacco accounts for only 3 percent of the entire domestic tobacco category at retail, every 1 percent of adult smokers who convert to moist smokeless tobacco represents a 10 percent increase in the segment's adult consumer base.

While our approach remains balanced between our strategic priorities of improving the value equation for current adult consumers and growing the category, we realigned our spending, allocating one-third of expenditures in 2004 to enhancing category growth.

To begin with, we nearly doubled our one-on-one marketing activities to encompass 7,500 events focused increasingly on new adult consumers. In the process, we distributed six million samples and added 1.3 million adults to our database. We also sent direct mail to 1.1 million adult smokers. Judging from coupon redemptions and ongoing follow-up research, we are seeing conversions at a better than anticipated rate.

We also began category advertising in a variety of new and, for us, non-traditional magazines including *Time, Newsweek, Fortune, Entertainment Weekly* and *PC World* that depicts adult smokers in smoking-restricted environments and situations. The surprising solution: our products, a smoke-free way to enjoy tobacco.

We ran our most successful sweepstakes ever in 2004 with the Copenhagen $100,000 On-line Poker Championship, which saw 1.4 million site visits and engaged 60,000 adult players. For 2005, we will make this sweepstakes the central focus of a fully integrated loyalty program for the brand.

In response to price-value competition, we increased our print, direct mail and point-of-sale advertising for Red Seal, positioning it for the first time as a full-fledged third U.S. Smokeless Tobacco Company brand. Now in 25,000 additional stores, Red Seal has become the top seller in the traditional price-value segment. We also expanded the distribution of our Husky product in highly competitive sub-price-value markets.

Product innovation was crucial in 2004 and will remain so going forward. We had one of our most successful product launches ever in Skoal Long Cut Apple Blend, while Skoal Mint Pouches added another flavor to our line-up of pouch products. We also launched four other product offerings into regional test markets. In total, over 9 percent of 2004 sales volume came from products introduced in the last three years.

With the learning acquired through two 2004 metro area test markets, Revel Tobacco Packs, our spit-free product specifically formulated for adult smokers seeking an alternative to smoking, soon will be launched throughout the Denver area and in select Colorado stores, with the addition of a third flavor, cinnamon.

U.S. Smokeless Tobacco Company now has 30 product and packaging initiatives in the pipeline covering both potential core product launches and next generation products.

Supporting all our products is our branded Unixel seed to shelf quality initiative. We will be communicating more about our commitment to excellence that this program exemplifies in the months to come. In addition, quality messaging will be incorporated in both Skoal and Copenhagen product advertising.

Our sales force in 2004 continued to build on its previous success in working with our retail partners through the brand-building program we call "STEPS to Maximum Profit." We more than tripled the number of "top-to-top" meetings held with executives of our major distributor and retail partners and increased from 15,000 to 37,000 the number of Showcase Shelving systems that have been shown to enhance inventory turns and retail exposure that benefit the entire smokeless tobacco category.

Put simply, we feel that our category growth strategy is working. We exceeded our own expectations for 2004. Our 2005 plans reflect a continuing commitment to attracting new adult consumers with a focus, once again, on delivering record results. U.S. Smokeless Tobacco Company is a distinctly different tobacco company, on track to fulfill our vision: *"Our smoke-free products will be recognized by adults as the preferred way to experience tobacco satisfaction."*

## Wine

We believe that the success demonstrated by our re-named Ste. Michelle Wine Estates operations in 2004 provides the opportunity to continue earnings growth, increase distribution, improve quality for our premium offerings and eliminate underperforming assets.

Wine consumption in the United States has been increasing for several years as demographic trends in the population favor continued growth for the super premium wine category in which our brands compete. Washington state wines have led the way in 2004, growing more than 14 percent, or four times the overall domestic premium category. As the leading Washington state wine producer, Ste. Michelle Wine Estates has benefited from this accelerated growth.

Our wines continue to win critical acclaim. We could not be more pleased to report that in 2004 *Wine Enthusiast* magazine named Chateau Ste. Michelle "American Winery of the Year." Perhaps just as importantly, *Wine Spectator* placed four of our wines on its annual list of "The Top 100 Most Exciting Wines." No other wine company in the world has had more wines on this magazine's prestigious roster of excellence in the last five years.

In addition to offering products of superior quality and value, we increased our sales force and category management staff by 22 percent in 2004, in a successful initiative to increase penetration in our on-premise accounts and enhance distribution at retail. This initiative resulted in 2004 premium case sales and operating profit that exceeded our original projections.

Our 2005 plans remain focused once again on delivering record results by producing the best quality wines, increasing distribution and eliminating underperforming assets. Prominent in our plans is the rollout of our Red Diamond brand to all distribution channels nationwide.

In summary, Ste. Michelle Wine Estates is well positioned to make additional progress in the coming year toward our strategic vision: *"To be the leader in the super-premium wine segment, to elevate Washington state wines to the quality and prestige of the top wine regions of the world, and to be known for superior products, innovation and customer focus."*

*"To be the leader in the super-premium wine segment, to elevate Washington state wines to the quality and prestige of the top wine regions of the world, and to be known for superior products, innovation and customer focus."*

PROXY

# UST Inc. Notice of 2005 Annual Meeting of Stockholders and Proxy Statement

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UST

# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

March 24, 2005

**100 West Putnam Avenue**
**Greenwich, Connecticut 06830**

To the Stockholders of UST:

The 2005 Annual Meeting of Stockholders of UST Inc. (the "Company") will be held at the Cole Auditorium of the Greenwich Library, 101 West Putnam Avenue, Greenwich, Connecticut, on Tuesday, the 3rd day of May 2005, at 10:00 a.m., Eastern Daylight Saving Time, for the following purposes:

(1) to elect two directors for terms of three years each;
(2) to consider and act upon a proposal to approve the UST Inc. 2005 Long-Term Incentive Plan;
(3) to ratify the appointment of independent auditors of the accounts of the Company for the year 2005;
(4) to consider and act upon a stockholder proposal, if presented by its proponents; and
(5) to consider and act upon such other business as may properly come before the meeting.

Stockholders of record at the close of business on March 9, 2005 will be entitled to vote at the meeting. The approximate date of mailing of this Proxy Statement is March 24, 2005.

You are urged to vote your proxy promptly whether or not you plan to attend the meeting in person. Please sign and date the enclosed proxy card and return it promptly in the enclosed postage paid envelope or you may also vote your shares either via telephone or the Internet. Please read the instructions printed on the top portion of your proxy card. The Company's transfer agent, which is tabulating votes cast for the meeting, will count the last vote received from a stockholder, whether by telephone, proxy or ballot or electronically through the Internet. Please note all votes cast via telephone or the Internet must be cast prior to 5:00 p.m., Eastern Daylight Saving Time, on Monday, May 2, 2005.

RICHARD A. KOHLBERGER
Senior Vice President, General Counsel
and Secretary

# TABLE OF CONTENTS

# UST

100 West Putnam Avenue
Greenwich, Connecticut 06830

# PROXY STATEMENT

## Solicitation of Proxy

The enclosed proxy is solicited by the Board of Directors (the "Board") of UST Inc. (the "Company") for use at the Annual Meeting of Stockholders to be held May 3, 2005, including any adjournment thereof (the "Annual Meeting"). Whether or not you plan to attend the Annual Meeting, the Board respectfully requests the privilege of voting on your behalf and urges you to either sign, date and return the enclosed proxy or vote your shares via telephone or the Internet. By doing so you will, unless such proxy is subsequently revoked by you, authorize the persons named therein, or any of them, to act on your behalf at the Annual Meeting.

Any stockholder who submits a proxy may revoke it by giving a written notice of revocation to the Secretary or, before the proxy is voted, by submitting a duly executed proxy bearing a later date. The Company's transfer agent, which is tabulating votes cast at the Annual Meeting, will count the last vote received from each stockholder, whether by telephone, proxy or ballot or electronically through the Internet.

As of March 9, 2005, the record date for the Annual Meeting, the outstanding stock of the Company entitled to vote consisted of 165,450,885 shares of common stock ("Common Stock") (each entitled to one vote).

Appearance at the meeting in person or by proxy of the holders of Common Stock entitled to cast at least 82,725,443 votes is required for a quorum.

## Attendance and Procedures at Annual Meeting

Attendance at the Annual Meeting will be limited to stockholders of record, beneficial owners of Common Stock entitled to vote at the meeting having evidence of ownership, a duly appointed proxy holder with the right to vote on behalf of an absent stockholder (one proxy holder per absent stockholder) and invited guests of the Company. Any person claiming to be the proxy holder of an absent stockholder must, upon request, produce written evidence of such authorization. **If you wish to attend the Annual Meeting but your shares are held in the name of a broker, bank or other nominee, you should bring with you a proxy or letter from the broker, bank or nominee as evidence of your beneficial ownership of the shares.** Management requires all signs, banners, placards, cameras and recording equipment to be left outside the meeting room.

## Action to be Taken at Meeting

1. Two directors will be elected to serve for terms of three years each and until their respective successors are elected and qualified.
2. A resolution will be offered to approve the UST Inc. 2005 Long-Term Incentive Plan (the "LTIP").
3. A resolution will be offered to ratify and approve the selection of independent auditors of the accounts of the Company for the year 2005.
4. The Company has been advised that a resolution will be offered by stockholders.

Your authorized proxies will vote **FOR** the election of the individuals herein nominated for directors, the resolution regarding the LTIP, and the resolution regarding the auditors, and **AGAINST** the stockholder proposal, unless you designate otherwise. A proxy designating how it should be voted will be voted accordingly. If you hold your shares through a broker or other nominee and you do not provide instructions on how to vote, your broker or other nominee may have authority to vote your shares on certain matters.

# Proposal No. 1

## Election of Directors

The Certificate of Incorporation provides for the election of one-third (as nearly as possible) of the Board annually.

The Board, upon recommendation of the Nominating & Corporate Governance Committee, nominated the two directors standing for election at the Annual Meeting for terms expiring at the Annual Meeting of Stockholders to be held in 2008. Elaine J. Eisenman, a director since 1996, will resign from the Board at the expiration of her current term of office and, accordingly, is not standing for reelection at the Annual Meeting. The Board currently consists of nine members and, with the resignation of Mrs. Eisenman, will be reduced to eight at the Annual Meeting.

Directors are elected by a plurality of the votes cast. "Plurality" means that the nominees who receive the largest number of votes cast "For" are elected as directors, up to the maximum number of directors to be chosen at the Annual Meeting. Consequently, any shares not voted "For" a particular nominee as a result of a direction to withhold or a broker non-vote will not affect the outcome of the vote.

# The Nominees

Set forth in the following Table I is certain information with respect to each person nominated by the Board and each person whose term of office as a director will continue after the Annual Meeting, including the number of shares of Common Stock beneficially owned by such person as of January 31, 2005.

TABLE I

**Name of Nominee* or Director**



***John D. Barr**
Age 57
Shares beneficially owned:
Outstanding shares — 2,977
Shares subject to options — 1,500
Present term expires 2005
Nominated for term to expire 2008
Director since 2003

Mr. Barr has served as Vice Chairman of the Board of Directors of Papa Murphy's International, Inc. since June 2004. He has also served as Chairman of Performance Logistics Group, Inc. since March 2004. From 1999 to April 2004, Mr. Barr served as President and Chief Executive Officer of Automotive Performance Industries. He also serves as a director of United Auto Group, Clean Harbors Inc., and James Hardie, N.V.

**Name of Nominee* or Director**



**John P. Clancey**
Age 59
Shares beneficially owned:
Outstanding shares — 17,283
Shares subject to options — 9,000
Present term expires 2007
Director since 1997

Mr. Clancey has served as Chairman of Maersk Sealand since December 1999. He served as President and Chief Executive Officer of Sea-Land Service, Inc. from July 1991 to December 1999.

---



**Edward H. DeHority, Jr.**
Age 74
Shares beneficially owned:
Outstanding shares — 10,823
Shares subject to options — 25,000
Present term expires 2006
Director since 1990

Mr. DeHority is a retired certified public accountant and attorney. He was employed by Ernst & Young LLP from 1958 to 1988.

---



**Patricia Diaz Dennis**
Age 58
Shares beneficially owned:
Outstanding shares — 3,297
Shares subject to options — 4,500
Present term expires 2006
Director since 2001

Ms. Diaz Dennis has served as Senior Vice President and Assistant General Counsel of SBC Services, Inc. since February 2005. Prior thereto she served as Senior Vice President and Assistant General Counsel of SBC Telecommunications, Inc. ('SBC'') since August 2004. She served as Senior Vice President, General Counsel and Secretary of SBC West from May 2002 to August 2004. She served as Senior Vice President — Regulatory and Public Affairs of SBC from November 1998 to May 2002 and as Senior Vice President and Assistant General Counsel of SBC from September 1995 to November 1998. She also serves as a director of Entravision Communications Corporation.

**Name of Nominee* or Director**



**Vincent A. Gierer, Jr.**
Age 57
Shares beneficially owned:
Outstanding shares — 532,524
Shares subject to options — 930,300
Present term expires 2007
Director since 1986

Mr. Gierer has served as Chairman of the Board and Chief Executive Officer of the Company since December 1, 1993 and has served as President since September 27, 1990. He has been employed by the Company since 1978.

---



**Joseph E. Heid**
Age 58
Shares beneficially owned:
Outstanding shares — 4,921
Shares subject to options — 3,000
Present term expires 2007
Director since 2003

Mr. Heid served as Chairman, President and Chief Executive Officer of Esprit de Corp from December 1999 to July 2002. From November 1997 to November 1999, he served as President of Revlon International. He previously served as Senior Vice President of Sara Lee Corporation. Mr. Heid is a certified public accountant. He also serves as a director of Vertrue, Inc.

---



**Peter J. Neff**
Age 66
Shares beneficially owned:
Outstanding shares — 8,339
Shares subject to options — 20,500
Present term expires 2006
Director since 1997

Mr. Neff served as President and Chief Executive Officer of Rhône-Poulenc, Inc., the U.S. subsidiary of Rhône-Poulenc, S.A. from 1991 to 1996.

---



***Ronald J. Rossi**
Age 64
Shares beneficially owned:
Outstanding shares — 3,500
Shares subject to options — -0-
Present term expires 2005
Nominated for term to expire 2008
Director since 2004

Mr. Rossi has served as Chairman of the Board of Lojack Corporation ('Lojack") since May 2001. From November 2000 to December 2004, he also served as Chief Executive Officer of Lojack. Mr. Rossi previously served as President of Oral-B Laboratories, Inc., a subsidiary of The Gillette Company, from 1998 to 2000. Mr. Rossi also serves on the Board of Directors of Mentor Corporation.

---

Messrs. Barr and Rossi are now directors and will serve for the terms indicated. Your proxy, unless otherwise marked, will be voted for the aforesaid nominees for such terms. In the event that any nominee is not available for election at the time of the meeting or any adjournment thereof, an event which is not anticipated, your proxy may be voted for a substitute nominee and will be voted for the other nominees named above.

As of January 31, 2005, all directors and executive officers as a group beneficially owned 929,280 shares of Common Stock and had exercisable options to acquire 1,534,800 shares of Common Stock, which together represented in the aggregate 1.5% of the outstanding Common Stock including options held by all such persons. No executive officer or director beneficially owned more than 1% of the aggregate amount of the outstanding Common Stock including options held by the respective person.

The Board held ten meetings during 2004. No director attended fewer than 75% of the meetings held. Absent unusual or extraordinary circumstances, each director is expected to attend the Company's Annual Meeting of Stockholders. All members of the Board were in attendance at the 2004 Annual Meeting.

## Executive Sessions

The nonemployee directors of the Company meet in executive sessions without management on a regular basis. The chair of the Nominating & Corporate Governance Committee presides at such executive sessions. In his absence, the nonemployee directors will designate another person to preside over such executive sessions.

## Director Independence

The corporate governance listing standards of the New York Stock Exchange (the "NYSE rules") require that the Board be comprised of a majority of independent directors. The Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder by the Securities and Exchange Commission (the "SEC") and the NYSE rules, taken together, require that the Audit Committee, the Nominating & Corporate Governance Committee and the Compensation Committee each be comprised solely of independent directors.

To ensure compliance with these requirements, each year, the Board, acting through the Nominating & Corporate Governance Committee, reviews the relationships that each director has with the Company based primarily on a review of the questionnaires completed by the directors regarding employment and compensation history, affiliations and family and other relationships and on discussions with the directors. Only those directors whom the Board affirmatively determines have no material relationship with the Company may, under the NYSE rules, qualify as independent directors. To assist in the review process, the Board has established standards concerning relationships that, absent special circumstances, would not be deemed material and thereby cause a director not to be considered independent. These standards are set forth in **UST Inc.'s Corporate Governance Guidelines** which are available on the Company's website at *www.ustinc.com* under the heading "Investors/Corporate Governance."

In light of the foregoing, the Nominating & Corporate Governance Committee has reviewed, on behalf of the Board, the independence of all directors and has determined, based on the information provided to it by the directors, that, as of the Annual Meeting, all directors other than Mr. Gierer, the Company's Chairman of the Board and Chief Executive Officer, will qualify as independent directors under the NYSE rules, and that, as of the Annual Meeting, each member of the Audit Committee will also satisfy the additional independence requirements applicable, under the federal securities laws and the NYSE rules, to members of an audit committee.

## Director Nomination Procedures

It is the Company's desire to select individuals for nomination to the Board who are the most highly qualified and who, if elected, will enhance the Board's ability to oversee and direct, in an effective manner, the business of the Company and to best serve the general interests of the Company and its stockholders. In its assessment of potential nominees, the Nominating & Corporate Governance Committee will consider whether any such nominee:

- Meets New York Stock Exchange independence criteria;
- Reflects highest personal and professional ethics and integrity;

- Has relevant educational background;
- Has demonstrated effectiveness and possesses sound judgment;
- Has qualifications to serve on appropriate Board committees;
- Has experience relevant to the business needs and objectives of the Company;
- Has the ability to make independent and analytical judgments;
- Has adequate time to devote to Board responsibilities; and
- Has effective communication skills.

Such matters will be considered in light of the then current diversity and overall composition of the Board.

The Nominating & Corporate Governance Committee believes that the minimum qualifications for serving as a director of the Company are that a nominee reflects the highest personal and professional ethics and integrity, has the ability to make independent and analytical judgments and has adequate time to devote to Board responsibilities. In addition, the Nominating & Corporate Governance Committee examines a candidate's specific experience and skills, potential conflicts of interest and independence from management and the Company.

The Nominating & Corporate Governance Committee identifies potential nominees through referrals by current directors and executive officers and also from a search firm specializing in identifying director candidates whose services have been retained by the Committee. The Nominating & Corporate Governance Committee presently has on retainer the firm of Canny, Bowen Inc. to assist in identifying potential candidates. The Committee will consider candidates from other sources, including, as described below, from stockholders.

Mr. Rossi, the Board's newest member, was introduced to the Nominating & Corporate Governance Committee by Canny, Bowen Inc.

Once an individual has been proposed for consideration by the Nominating & Corporate Governance Committee as a possible candidate, the Nominating & Corporate Governance Committee reviews the person's background and qualifications, including in light of any other candidates that it may be considering, any vacancies as well as the needs and the then current composition of the Board. If the Nominating & Corporate Governance Committee determines that the proposed candidate warrants further consideration, a meeting may be arranged with the proposed candidate and the chair and/or other members of the Nominating & Corporate Governance Committee.

The Nominating & Corporate Governance Committee will consider and evaluate candidates suggested in a timely manner by stockholders, taking into account the qualities of any individual so suggested and the vacancies and needs of the Board. To enable the Nominating & Corporate Governance Committee to consider and evaluate properly any such candidate prior to the next Annual Meeting, the Secretary should receive, no later than November 22, 2005 the following information:

- The name, business address and curriculum vitae of any proposed candidate;
- A description of what would make such person an effective addition to the Board;
- A description of any relationships or circumstances that could affect such person's qualifying as an independent director;
- A confirmation of such person's willingness to serve as a director;
- Any information about such person that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee, including, without limitation, the number of shares of Company common stock beneficially owned by such person; and
- The name, address and telephone number of the stockholder submitting the recommendation, as well as the number of shares of Company common stock beneficially owned by such stockholder and a description of any relationship between the proposed candidate and the stockholder submitting his or her name.

All such proposed candidates shall be reviewed and evaluated in accordance with the selection criteria discussed above. The Nominating & Corporate Governance Committee's evaluation process does not vary based on whether or not a proposed candidate is recommended by a stockholder.

## Compensation of Directors

The monthly cash retainer for all nonemployee directors for their services as directors, including committee assignments, was $5,000 in 2004. As a result of the elimination of the medical and financial planning benefits described below, the monthly cash retainer has been set at approximately $6,420 ($77,000 annually) effective as of January 1, 2005. Effective September 23, 2004, the Chairs of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee also receive an annual fee of $10,000, $7,000, and $7,000, respectively. Nonemployee directors are reimbursed for reasonable expenses incurred by them in connection with performance of their services to the Company as members of the Board and its committees. Employee directors receive no additional compensation for their services as directors.

The Company maintains the UST Nonemployee Directors' Restricted Stock Award Plan (the "Directors' Restricted Stock Plan"). The Directors' Restricted Stock Plan provides for the automatic award to each nonemployee director of 50 shares of restricted stock for each meeting of the Board attended and 40 shares of restricted stock for each Board committee meeting attended. The shares of restricted stock vest on the third anniversary date of the award. Once awarded, dividends on restricted shares are paid to the nonemployee director and all shares may be voted; however, ownership may not be transferred until service on the Board terminates. Unless otherwise determined, unvested shares will be forfeited in the event of a voluntary resignation or refusal to stand for reelection, but vesting will be accelerated in the event of change in control, death, disability or retirement from service as defined in the plan.

The Company also maintains the UST Nonemployee Directors' Stock Option Plan (the "Directors' Stock Option Plan"). The Directors' Stock Option Plan, which was approved by stockholders at the 1995 Annual Meeting, provides for an annual, automatic grant of an option to purchase 1,500 shares of Common Stock on the first business day following each annual meeting, beginning in 1995, to each member of the Board who is not then an employee of the Company. The Directors' Stock Option Plan, as amended effective June 30, 2000, also provides for the issuance of additional options at the discretion of the Compensation Committee. All options will be granted with an exercise price per share equal to the fair market value per share of Common Stock on the date the option is granted and will first become exercisable six months after the date of grant. The option exercise period will expire ten years after the date of grant and will not be affected by a participant's cessation of membership on the Board. Pursuant to the terms of the Directors' Stock Option Plan, no options may be granted after May 2, 2005. In light of the scheduled expiration of the plan and the fact that an annual automatic grant will not be made following the Annual Meeting on May 3, 2005, the Committee determined to grant an aggregate of 8,995 stock options on February 16, 2005, consistent with the terms described above, to be allocated equally among the nonemployee directors who will continue to serve as directors after the Annual Meeting.

The Company intends to replace the Directors' Restricted Stock Plan and the Directors' Stock Option Plan with the UST Inc. 2005 Long-Term Incentive Plan, subject to the approval of such plan by the Company's stockholders as proposed in this proxy statement. It is anticipated that, if the 2005 Long-Term Incentive Plan is so approved, the stock-based compensation of nonemployee directors for their services, including committee assignments, meeting fees and stock-based annual retainer fees, will be paid pursuant to awards under the 2005 Long-Term Incentive Plan. Looking forward, it is presently anticipated that the nonemployee directors will receive an annual award with a dollar value at the date of grant of $75,000 that will be paid in shares of Common Stock which will become payable pursuant to nonemployee directors' deferral elections (with current payment of dividends on a quarterly basis). Awards in respect of 50 shares for each meeting of the Board attended and 40 shares for each Board committee meeting attended will continue to be made under the 2005 Long-Term Incentive Plan.

The Company also maintains the UST Nonemployee Directors' Retirement Plan (the "Directors' Retirement Plan"), a nonqualified, nonfunded plan that applies to nonemployee members of the Board (who are not former employees), whose service as such includes periods beginning on or after January 1, 1988, and whose service equals or exceeds 36 months. Under the terms of the Directors' Retirement Plan, an eligible director will receive one-twelfth of 75% of his or her highest annual compensation (the cash retainer, committee chair fees and value of all restricted stock and common stock awards paid for committee fees) each month, beginning at age 65 (or such later date upon which occurs his or her termination of service) and continuing over a period equal to his or her period of service, provided, however, such period will not exceed

120 months. The Directors' Retirement Plan also provides for continued payment of the director's benefits to a deceased director's spouse in the event of a director's death either prior to or subsequent to a director's retirement. As of March 1, 2005, the Directors' Retirement Plan was closed to new nonemployee directors first elected to the Board after such date.

In addition, prior to March 1, 2005, the Company maintained the UST Directors' Supplemental Medical Plan (the "Directors' Medical Plan"), a self-insured medical reimbursement plan that applies to nonemployee members of the Board who are not former employees. The Directors' Medical Plan provided for an additional $7,500 of annual coverage for each participant for reasonable, medically-related expenses above the participant's basic medical plan coverage. The Company also made available to the nonemployee directors up to $12,500 annually in tax and financial planning services. After retirement from the Board, the Directors' Medical Plan and tax & financial planning services continued for a period equal to the retired director's period of service on the Board, except that the financial planning services were provided in the amount of $6,500 annually. The Board determined to discontinue the Supplemental Medical Plan and the provision of tax and financial planning services as of March 1, 2005 for active directors (including for such directors upon their retirement), except that one director who is currently eligible to retire will receive such benefits upon his retirement. Nonemployee directors will continue to be covered under the Company's group life insurance, accidental death and dismemberment and business travel accident policies.

## Committees of the Board

The Company has an Audit Committee, a Compensation Committee, a Nominating & Corporate Governance Committee and a Strategic Review Committee.

The Audit Committee, which met thirteen times during 2004, is currently comprised of the following directors: Joseph E. Heid — Chairman, Edward H. DeHority, Jr., Patricia Diaz Dennis, and Ronald J. Rossi, each of whom is an independent director under the NYSE rules, as currently in effect. The Board has determined that Messrs. DeHority and Heid both qualify as "audit committee financial experts" in accordance with the rules of the SEC. As specified in its charter, the functions of the Audit Committee include the following:

- Assisting the Board with oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence; and the performance of the Company's internal audit function;
- Engaging, on an annual basis, the Company's independent auditors;
- Approving, on an annual basis, the scope and fees of the independent auditor's audit;
- Reviewing and pre-approving the independent auditor's permitted non-audit services and related fees, including considering whether such services are compatible with the independent auditor's independence;
- Reviewing, on an annual basis, the effectiveness of the Company's internal audit function, the proposed plan of internal audit coverage and ensuring that such plan is properly coordinated with the independent auditor; and
- Reviewing procedures employed by management to monitor compliance with the Company's Code of Corporate Responsibility.

The Audit Committee has the authority to institute special investigations and to retain outside advisors as it deems necessary in order to carry out its responsibilities. The Report of the Audit Committee appears on page 11 of this proxy statement.

The Compensation Committee, which met eight times in 2004, is comprised of the following directors: Peter J. Neff — Chairman, John D. Barr, John P. Clancey and Elaine J. Eisenman, each of whom is an independent director under the NYSE rules, as currently in effect. As specified in its charter, the functions of the Compensation Committee include the following:

- Reviewing and approving, as appropriate, the broad compensation program of the Company with respect to its officers, including all executive officers, and the various components of total compensation of the executive officers;
- Making recommendations to the Board regarding directors' and officers' compensation; and
- Administering the Company's equity-based plans and considering and approving all awards thereunder.

The Compensation Committee has the authority to retain such outside advisors as it deems necessary in order to carry out its responsibilities. The Compensation Committee Report on Executive Compensation appears on pages 13 to 15 of this proxy statement.

The Nominating & Corporate Governance Committee, which met eight times during 2004, is comprised of the following directors: Edward H. DeHority, Jr. — Chairman, John P. Clancey, Patricia Diaz Dennis, Joseph E. Heid and Ronald J. Rossi, each of whom is an independent director under the NYSE rules, as currently in effect. As specified in its charter, the functions of the Nominating & Corporate Governance Committee include the following:

- Identifying and recommending to the Board individuals qualified to serve as directors of the Company;
- Recommending to the Board directors to serve on committees of the Board;
- Advising the Board with respect to matters of Board composition and procedures;
- Reviewing and making recommendations to the Board with respect to the Company's corporate governance guidelines;
- Overseeing the annual evaluation of the Board and the Company's management;
- Coordinating the annual review of the Board's and each committee's performance; and
- Advising the Board generally on corporate governance matters.

The Strategic Review Committee met once in 2004 and is comprised of the following directors: Vincent A. Gierer, Jr. — Chairman, John P. Clancey, Elaine J. Eisenman, Joseph E. Heid and Peter J. Neff. The Strategic Review Committee has oversight responsibility for significant financial matters of the Company, financial terms of any proposed significant acquisitions or divestitures, investment results of employee trust funds, dividend policy and other capital transactions including the share repurchase policy and the Company's strategic plans.

A copy of the charter for each of the Audit Committee, the Compensation Committee and the Nominating & Corporate Governance Committee is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance/Committee Composition and Charters." A copy of each such charter is also available to stockholders in print free of charge upon request, addressed to the Secretary at UST Inc., 100 West Putnam Avenue, Greenwich, Connecticut 06830.

## Code of Ethics

The Company has adopted a Code of Ethics for senior officers, (the "Code") that applies to its principal executive officer, principal financial officer and principal accounting officer (Controller). The Code is available on the Company's website: www.ustinc.com under the heading "Investors/Corporate Governance". A free copy of the Code will be made available to any stockholder upon request. The Company will post promptly on its website any amendment to the Code or waiver of a provision thereunder, rather than filing any such amendment or waiver as part of a Current Report on Form 8-K.

## Adoption of Policy Regarding Stockholder Rights Plans

The Board recently adopted a policy that provides that the Company will not adopt a stockholder rights plan without first submitting such a plan to a vote of the Company's stockholders, subject to limited exceptions set forth in the policy. A copy of this policy is available on the Company's website at www.ustinc.com under the heading "Investors/Corporate Governance."

# REPORT OF THE AUDIT COMMITTEE

The Audit Committee (the "Committee") oversees on behalf of the Board the 1) integrity of the Company's financial statements and financial reporting processes, as well as the integrity of the Company's systems of internal accounting and financial controls; 2) the Company's compliance with legal and regulatory requirements; 3) independent auditor's qualifications, independence and performance; and 4) performance of the Company's internal audit function.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2004.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the

United States, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under auditing standards generally accepted in the United States. In addition, the Committee has reviewed and discussed the independent auditors' independence including the matters in the written disclosures required by the Independence Standards Board; discussed with the independent auditors matters required by the Statement on Auditing Standards 90, "Audit Committee Communications"; and has considered the compatibility of permitted non-audit services performed by the auditors with the auditors' independence.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In addition, the Committee reviewed and discussed with the independent auditors the report concerning the firm's internal quality control procedures.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent auditors.

March 3, 2005

**Audit Committee**

Joseph E. Heid, Chairman

Edward H. DeHority, Jr.

Patricia Diaz Dennis

Ronald J. Rossi

## Audit and Non-Audit Fees

The aggregate fees billed for professional services provided to the Company by Ernst & Young LLP ("Ernst & Young") for the fiscal years ended December 31, 2004 and December 31, 2003 were as follows:

| | 2004 | 2003 |
|---|---|---|
| Audit Fees | $2,267,000 | $1,048,000 |
| Audit-Related Fees | 133,000 | 130,000 |
| Tax Fees | 37,000 | 55,000 |
| All Other Fees | -0- | -0- |
| Total | $2,437,000 | $1,233,000 |

Audit Fees represent fees for professional services performed in connection with the audit of the Company's annual financial statements and the review of the quarterly reports on Form 10-Q filed with the SEC.

Audit-Related Fees were primarily for services related to employee benefit plan audits.

Tax Fees were primarily for professional services performed with respect to tax compliance.

The Audit Committee had considered and determined that the performance of those services other than audit services would not impair Ernst & Young's independence.

## Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. Prior to engagement of the independent auditor for the next year's audit, management will submit a list of services and related fees expected to be rendered during the year in each of four categories of services to the Audit Committee for approval. The Audit Committee pre-approves auditor services within each category. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year. The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at is next scheduled meeting.



# COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee (the "Committee"), which is comprised entirely of independent directors, oversees the Company's compensation practices, including stock-based awards. The Committee reviews and approves, as appropriate, the Company's overall compensation program for all officers and approves the base salary, annual bonus and long-term incentives, consisting of equity-based awards, for each executive officer. The Committee determines stock-based awards made by the Company and cash awards made to executive officers under the Company's Incentive Compensation Plan ("ICP").

With the assistance of independent advisors who report directly to the Committee, the Committee evaluates the Company's plans and policies against current and emerging compensation practices, legal and regulatory developments and corporate governance trends. This review provides assurances that the Company's compensation program will continue to assist in attracting and retaining the talent necessary to promote strong long-term financial performance and shareholder returns.

## Executive Compensation Policy

In order to link pay and performance, the Committee has a longstanding policy of tying the majority of any executive officer's total compensation (base salary, annual bonus and long-term incentives consisting of equity-based awards) to the Company's financial performance.

In determining compensation levels, the Committee uses a comparator group of 15 companies with whom the Committee believes the Company competes for executive talent. Because it includes companies outside the tobacco industry, this peer group is not the same as the group used for comparing investment performance in the graph included in this proxy statement. The Committee has determined that total compensation is to be targeted at the median of the comparator group (adjusted appropriately for market capitalization) with a 20% premium. This premium reflects the Company's challenges in recruiting and retaining talented executives in the tobacco industry and the market dynamics of tobacco-related stocks. Within job bands, the Committee has established ranges of targeted total compensation and the components thereof to provide appropriate flexibility for rewarding individual performance.

## Specific Components of Compensation Program

*Base Salary.* The Committee has set base salary as the smallest portion of total compensation because it is unrelated to Company performance. Base salary is the only component of total compensation targeted at the median of the comparator group (adjusted appropriately for market capitalization). The relative levels of base salary for the Chief Executive Officer and the other executive officers are based on the accountabilities and responsibilities of each executive's position. The base salaries are reviewed on a regular basis and are compared against similar positions in the comparator group of companies. In addition, the Company may make adjustments in an individual's salary during the year based on changes in the executive's responsibilities.

*Annual Incentives.* Annual bonuses are awarded under the ICP, which is directly linked to Company performance through operating earnings. The ICP formula, which was last approved by stockholders in 2003, provides for an aggregate fund based upon fixed percentages of consolidated earnings (before income taxes and incentive compensation), as specified in the ICP. This formula requires that earnings exceed a threshold percentage of stockholders' equity and that cash dividends have been declared and paid in the year. The Committee bases individual ICP awards to be made from the aggregate fund upon the attainment of Company financial measures (i.e., diluted EPS) as well as achievement of individual performance objectives. The Committee has determined that financial measurement will be assigned a higher weighting in the higher job bands, since those officers have more influence over the Company's overall financial performance than those in the lower job bands. Accordingly, a formula is applied to each executive officer's targeted bonus amount (expressed in dollars) wherein a higher percentage of the targeted amount is earned based on the achievement of the Company's financial objectives as compared to the percentage attributable to the achievement of individual objectives. The amount of an executive's actual award is based upon achievement of these financial and individual objectives.

*Equity-Based Awards.* The Company's Amended and Restated Stock Incentive Plan (the "Stock Plan") provides for equity-based awards. Because the value of stock option awards made under the Stock Plan depends on the Company's stock price, the Committee believes that such awards support the compensation policy discussed above. In 2004, the Company's executive officers were awarded both stock options and restricted shares pursuant to the Stock Plan, as shown in the Summary Compensation Table and the Option Grants in Last Fiscal Year Table appearing on pages 17 and 18 in this proxy statement. Restricted stock grants made to executive officers in 2004 are subject to vesting restrictions that lapse at the end of a three year period if specific objectives relating to Company financial performance are attained. In the event of retirement on or before the first anniversary of the grant date, a pro-rata portion of the award would remain outstanding and would vest at the same time that the restricted shares would otherwise vest provided that performance goals are met. In the event of retirement after the first anniversary of the grant date, 100% of the award would remain outstanding and would vest at the same time that the restricted shares would otherwise vest provided that performance goals are met. In determining each award, the Committee considered, without assigning any particular weight to any one factor: (i) the individual performance and scope of responsibilities of each executive officer; (ii) existing stock-based awards held by the executive; and (iii) the executive's targeted goal for total compensation (taking into account the policy discussed above allowing for a 20% premium over the median for the comparator group (adjusted appropriately for market capitalization)).

## 2004 Compensation of Chief Executive Officer

With the assistance of the Committee's outside compensation advisor, Mr. Gierer's total compensation and each component thereof is determined by the Committee consistent with the policy discussed above. Mr. Gierer's performance is reviewed annually by the Committee, which considers the Company's attainment of targeted financial objectives, i.e., net earnings and diluted EPS. It also considers Mr. Gierer's achievement of certain strategic initiatives designed to further the Company's earnings growth and profitability.

Mr. Gierer's annual base salary was set at $1,050,000, effective January 1, 2004 and his target ICP award for 2004 was set at $2,000,000. His actual 2004 ICP award was determined by the Committee, which considered the Company's overall financial performance and evaluated Mr. Gierer's achievement of his pre-established performance objectives. In evaluating Mr. Gierer's performance, a high weight was assigned to the attainment of the Company financial measure (diluted EPS). Mr. Gierer's 2004 ICP award, disclosed in the Summary Compensation Table in this proxy statement, constituted approximately 70% of his cash compensation for 2004 and 42% of his total compensation for 2004. The amount of the 2004 ICP award paid to Mr. Gierer exceeded his targeted bonus amount based on exceeding the targeted Company financial measure and the maximum attainment of Mr. Gierer's individual performance objectives.

The Committee determined Mr. Gierer's 2004 equity-based awards by taking into account the factors described above under "Equity-Based Awards" and market data related to long-term awards made to Chief Executive Officers in the comparator group. The targeted value for Mr. Gierer's 2004 equity-based awards was higher than in previous years in order to reflect current market practices. His 2004 equity-based awards were delivered in the form of 66,700 shares subject to stock options and 49,100 shares of performance-based restricted stock. These awards are subject to the vesting schedules described in the Summary Compensation Table and the Option Grants in Last Fiscal Year Table appearing on pages 17 and 18, respectively, of this proxy statement.

## Executive Stock Ownership Guidelines

Executive Stock Ownership Guidelines have been established by the Committee to encourage officers to obtain and hold Company stock to align their interests with those of the Company's stockholders, as well as to demonstrate their long-term commitment to the future growth of the Company. The guidelines provide that within a five-year time frame, all officers are expected to own, at a minimum, depending on job band, shares with a market value of one to five times their base salary.

## Limitations on the Deductibility of Executive Compensation

Current federal tax law imposes an annual individual limit of $1 million on the deductibility of the Company's compensation payments to the Chief Executive Officer and its four most highly compensated other executive officers. Performance-based compensation that satisfies the conditions of Section 162(m) of the Internal Revenue Code is excluded for purposes of this limitation. The 2004 awards made to the Chief Executive Officer and the other executive officers pursuant to the ICP, as well as the awards made pursuant to the Stock Plan were subject to, and made in accordance with, the Committee's pre-established performance goals. The Committee has determined to ensure, to the maximum extent practicable, the deductibility of all performance-based compensation payments made to the Company's executive officers.

February 16, 2005

**Compensation Committee**

Peter J. Neff, Chairman
John D. Barr
John P. Clancey
Elaine J. Eisenman

# COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
# FOR THE YEAR ENDED DECEMBER 31, 2004

## Among UST Inc., S&P Tobacco Index and S&P 500 Index



DOLLARS
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
UST INC.
S&P TOBACCO
S&P 500


| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|---|---|
| UST Inc. .................... | $100.00 | $121.59 | $160.78 | $162.41 | $184.03 | $261.65 |
| S&P Tobacco ................ | 100.00 | 194.73 | 214.46 | 199.88 | 282.38 | 338.37 |
| S&P 500 .................... | 100.00 | 90.89 | 80.09 | 62.39 | 80.29 | 86.09 |

* Assumes $100 invested on 12/31/99 and held through 12/31/04. Total return assumes reinvestment of dividends.

# COMPENSATION OF EXECUTIVE OFFICERS

The tables and descriptive information which follow are intended to comply with the SEC regulations for executive compensation requirements applicable to, among other reports and filings, annual proxy statements. This information is being furnished with respect to the Company's Chief Executive Officer ("CEO") and its four other most highly compensated executive officers as of December 31, 2004 (collectively, the "Named Executive Officers").

## TABLE II

## Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation Salary($) | Annual Compensation Bonus($) | Restricted Stock($)(1) | Long Term Compensation Awards Securities Underlying Options(#) | All Other Compensation($)(2) |
|---|---|---|---|---|---|---|
| Vincent A. Gierer, Jr. | 2004 | 1,048,269 | 2,407,500 | 2,017,519 | 66,700 | 12,300 |
| Chairman of the Board, Chief | 2003 | 900,000 | 1,439,000 | 442,225 | 66,700 | 12,000 |
| Executive Officer and President | 2002 | 900,000 | 850,000 | — | 78,500 | 12,000 |
| Robert T. D'Alessandro | 2004 | 425,000 | 1,064,395 | 415,009 | 40,800 | 12,300 |
| Senior Vice President and | 2003 | 425,000 | 582,000 | 186,200 | 27,800 | 12,000 |
| Chief Financial Officer | 2002 | 424,519 | 540,000 | — | 33,000 | 12,000 |
| Richard A. Kohlberger | 2004 | 403,962 | 959,928 | 225,995 | 22,200 | 12,300 |
| Senior Vice President, General | 2003 | 315,000 | 500,000 | 146,300 | 22,200 | 12,000 |
| Counsel and Secretary | 2002 | 315,000 | 350,000 | — | 27,000 | 12,000 |
| Theodor P. Baseler | 2004 | 399,539 | 688,050 | 168,469 | 16,700 | 12,300 |
| President — International Wine & | 2003 | 360,000 | 250,000 | 109,725 | 16,700 | 12,000 |
| Spirits Ltd. | 2002 | 360,000 | 350,000 | — | 10,000 | 12,000 |
| Murray S. Kessler | 2004 | 559,308 | 1,625,346 | 2,470,587 | 57,700 | 12,300 |
| President — U.S. Smokeless | 2003 | 500,000 | 942,000 | 259,350 | 38,900 | 12,000 |
| Tobacco Company | 2002 | 500,000 | 834,000 | — | 55,000 | 12,000 |

(1) The number of restricted shares held by Messrs. Gierer, D'Alessandro, Kohlberger, Baseler and Kessler were 62,400, 15,700, 9,900, 7,400 and 72,100, respectively at December 31, 2004. The value set forth in the table above is based on the fair market value of the Company's Common Stock on the respective award's grant date. The value of the total restricted shares held by each executive officer at December 31, 2004 was $3,002,064, $755,327, $476,289, $356,014 and $3,468,731 for Messrs. Gierer, D'Alessandro, Kohlberger, Baseler and Kessler, respectively. All of the above restricted shares have dividend rights. Restricted shares awarded to Mr. Kessler on July 28, 2004 of 50,000 shares, with an amendment to the award's terms dated September 13, 2004, represent the maximum number of shares that may be paid out with cliff vesting on July 28, 2009, if Mr. Kessler remains employed with the Company on such date, based on the Company's achievement in any three of the five calendar years ended December 31, 2008 of earnings per share (from operations) and dividend payout ratio goals. Restricted shares awarded on October 27, 2004 of 49,100, 10,100, 5,500, 4,100 and 14,300, respectively, to Messrs. Gierer, D'Alessandro, Kohlberger, Baseler and Kessler are subject to the following vesting requirements. Each Named Executive Officer's share amount, as noted for this award, represents the target number of shares that may be paid out, with cliff vesting on October 27, 2007 if each officer respectively remains employed with the Company on such date, based on the attainment of pre-established earnings per share targets for each of the fiscal years 2005 and 2006. Each of the Named Executive Officers may earn all, none or a portion of the number of shares subject to the award on October 27, 2007 (the third anniversary of the date of grant), depending upon the actual performance of the Company in each of the fiscal years 2005 and 2006. In addition, under the terms of the award, each of the above Named Executive Officers may be awarded a maximum number of shares equal to 120 percent of the target award based on the achievement of at least 115 percent of target earnings per share in each of the two fiscal years 2005 and 2006. Conversely, under this award, if actual performance in each year is less than 80 percent of targeted earnings per share, no shares will be paid out in respect of the portion of the award attributable to that year and no value will be realized.

(2) Amounts represent Company matching contributions to the Employees' Savings Plan.

The Company provides each of the named executive officers with certain personal benefits. The aggregate value of these personal benefits for each of the Named Executive Officers did not exceed $50,000 in 2004, 2003 or 2002.

## TABLE III

All options to purchase Common Stock of the Company granted to the Named Executive Officers for 2004 in the table below have been granted under the Company's Amended and Restated Stock Incentive Plan.

## Option Grants in Last Fiscal Year

| | Individual Grants | | | | Grant Date Value |
|---|---|---|---|---|---|
| Name | Number of Securities Underlying Options Granted(#)(1) | % of Total Options Granted to Employees in Fiscal Year | Exercise or Base Price $/Share | Expiration Date | Grant Date Present Value($)(2) |
| Vincent A. Gierer, Jr. | 66,700 | 7.7 | 39.31 | 09/09/14 | 183,425 |
| Robert T. D'Alessandro | 40,800 | 4.7 | 39.31 | 09/09/14 | 112,200 |
| Richard A. Kohlberger | 22,200 | 2.6 | 39.31 | 09/09/14 | 61,050 |
| Theodor P. Baseler | 16,700 | 1.9 | 39.31 | 09/09/14 | 45,925 |
| Murray S. Kessler | 57,700 | 6.6 | 39.31 | 09/09/14 | 158,675 |

(1) Options granted in 2004 expire in ten years and generally become exercisable ratably over a three year period following the date of grant, subject to acceleration of exercisability upon a change in control of the Company. All options are granted at fair market value.

(2) Amounts based on the modified Black-Scholes option pricing model, using the following material assumptions: exercise price equal to the fair market value of the underlying stock on the date of grant, interest rate representing the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the expected life of the option, volatility calculated using weekly stock prices for a one year period prior to grant date, estimated period in which option will be exercised of 7.5 years and expected dividend yield of 5.0%. There is no assurance the value realized by an optionee will be at or near the value estimated by the modified Black-Scholes option pricing model. Should the stock price not rise over the option price, optionees will realize no gain.

The following table contains information about the options to purchase Common Stock that were exercised in 2004 by the Named Executive Officers and the aggregate value of these officers' unexercised options at the end of 2004.

## TABLE IV

## Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

| | | | Number of Securities Underlying Unexercised Options at Fiscal Year-End(#) | | Value of Unexercised In-the-Money Options at Fiscal Year-End($) | |
|---|---|---|---|---|---|---|
| Name | Shares Acquired on Exercise(#) | Value Realized($) | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Vincent A. Gierer, Jr. | 52,000 | 442,650 | 779,800 | 150,500 | 13,805,968 | 1,530,011 |
| Robert T. D'Alessandro | 48,000 | 708,005 | 266,600 | 76,000 | 4,514,435 | 754,458 |
| Richard A. Kohlberger | 10,000 | 80,175 | 145,300 | 50,600 | 2,313,550 | 512,800 |
| Theodor P. Baseler | 29,800 | 500,236 | 118,000 | 32,900 | 1,923,530 | 349,242 |
| Murray S. Kessler | -0- | -0- | 110,300 | 111,300 | 1,494,852 | 1,092,012 |

## TABLE V

## Pension Table

| | Years of Service | | | | | | |
|---|---|---|---|---|---|---|---|
| **Remuneration** | **5** | **10** | **15** | **20** | **25** | **30** | **35** |
| $ 200,000 ....... | $ 20,662 | $ 41,324 | $ 61,986 | $ 82,648 | $103,310 | $123,972 | $ 144,634 |
| 300,000 ....... | $ 31,662 | $ 63,324 | $ 94,986 | $126,648 | $158,310 | $189,972 | $ 221,634 |
| 400,000 ....... | $ 42,662 | $ 85,324 | $127,986 | $170,648 | $213,310 | $255,972 | $ 298,634 |
| 500,000 ....... | $ 53,662 | $107,324 | $160,986 | $214,648 | $268,310 | $321,972 | $ 375,634 |
| 600,000 ....... | $ 64,662 | $129,324 | $193,986 | $258,648 | $323,310 | $387,972 | $ 452,634 |
| 700,000 ....... | $ 75,662 | $151,324 | $226,986 | $302,648 | $378,310 | $453,972 | $ 529,634 |
| 800,000 ....... | $ 86,662 | $173,324 | $259,986 | $346,648 | $433,310 | $519,972 | $ 606,634 |
| 900,000 ....... | $ 97,662 | $195,324 | $292,986 | $390,648 | $488,310 | $585,972 | $ 683,634 |
| 1,000,000 ....... | $108,662 | $217,324 | $325,986 | $434,648 | $543,310 | $651,972 | $ 760,634 |
| 1,100,000 ....... | $119,662 | $239,324 | $358,986 | $478,648 | $598,310 | $717,972 | $ 837,634 |
| 1,200,000 ....... | $130,662 | $261,324 | $391,986 | $522,648 | $653,310 | $783,972 | $ 914,634 |
| 1,300,000 ....... | $141,662 | $283,324 | $424,986 | $566,648 | $708,310 | $849,972 | $ 991,634 |
| 1,400,000 ....... | $152,662 | $305,324 | $457,986 | $610,648 | $763,310 | $915,972 | $1,068,634 |
| 1,500,000 ....... | $163,662 | $327,324 | $490,986 | $654,648 | $818,310 | $981,972 | $1,145,634 |

The above Pension Table sets forth information for determining the estimated annual retirement benefits payable as a life annuity to the Named Executive Officers under the Company's defined benefit plans pursuant to which benefits are determined by final compensation and years of service (the "Retirement Plans"). Compensation for purposes of the Retirement Plans means the highest three-year average compensation (salary and 25% of bonus actually paid in the applicable year) in the ten-year period immediately preceding retirement. Table II above (the Summary Compensation Table) shows salary paid in 2002-2004 and bonus for the 2002-2004 years actually paid in 2003-2005. For 2004, the three-year average compensation covered by the Retirement Plans for each of the Named Executive Officers was as follows: Mr. Gierer, $1,353,333; Mr. D'Alessandro, $590,833; Mr. Kohlberger, $472,417; Mr. Baseler, $459,583 and Mr. Kessler, $773,417. As of December 31, 2004, the credited years of service under the Retirement Plans were approximately as follows: Mr. Gierer, 27 years; Mr. D'Alessandro, 24 years; Mr. Kohlberger, 26 years; Mr. Baseler, 20 years; and Mr. Kessler, 5 years. Pension Table calculations assume retirement on December 31, 2004 and take into account offsets for social security benefits.

The Named Executive Officers also participate in a supplemental retirement plan (the "Supplemental Plan"). The formula by which benefits are determined under the Supplemental Plan is as follows: the greater of 105% of the accrued benefit under the Retirement Plans or 45% of the executive's highest compensation (salary plus 25% of bonus) paid during any of the three consecutive twelve-month periods within the 36 months immediately preceding retirement (for retirement at age 55), increasing in constant whole-percentage increments to the greater of 110% of such accrued benefit or 50% of such compensation (for retirement at age 60 or thereafter), less amounts payable under the Retirement Plans. The estimated annual benefits payable as a single life annuity at normal retirement age (assuming compensation and service as of December 31, 2004) under the Supplemental Plan for each of the Named Executive Officers (after taking into account reductions for benefits under the Retirement Plans) are approximately as follows: Mr. Gierer, $79,678; Mr. D'Alessandro, $30,515; Mr. Kohlberger, $26,338; Mr. Baseler, $89,050; and Mr. Kessler, $324,428.

## Employment Contracts and Termination of Employment and Change in Control Arrangements

The Company is party to employment agreements with Messrs. Gierer (with an initial term of 4 years) and Kessler (with a term of 4 years). The stated initial term of the agreement with Mr. Gierer is generally automatically extended, subject to expiration at age 65. Each of the employment agreements provide that such officers will be entitled to certain severance benefits if the Company terminates their employment for any reason other than death, disability or "cause" (as defined in the agreements) or if the officer terminates his employment for "good reason," including termination following a "change in control of the Company" (as such terms are defined in the agreements). The severance benefits that would be payable to Mr. Gierer consist principally of the continuation over the remaining term of his employment agreement or, if greater, three years of (1) an annual amount equal to the sum of his base salary and the highest ICP payable to Mr. Gierer with respect to any of the preceding three years and (2) participation in the employee benefit plans in which Mr. Gierer participated immediately prior to his termination (or substantially similar benefits if such continued participation is not permitted under the terms of the applicable plans). In the event of a termination based on a change in control, the ICP amount taken into account for purposes of Mr. Gierer's severance calculation would be limited to an amount equal to 75% of base salary, the multiple would in all cases be three and the benefits would be paid in a lump sum. The employment agreement with Mr. Kessler supersedes a previous agreement dated January 3, 2000. There were no early termination penalties incurred by the Company in connection with the termination of the previous agreement. The severance benefits that would be payable to Mr. Kessler consist principally of payments equal to the sum of his base salary and the highest ICP payment in any of the two calendar years prior to his termination of employment, multiplied by two, to be paid in installments over a two-year period and the continuation of health and welfare benefits during such two-year period. In the event of a termination of employment based on a change in control, such severance payments would be made in a lump sum and would be equal to three times the sum of his base salary and the highest ICP payment in any of the three calendar years prior to his termination of employment (limited to an amount equal to 75% of base salary). In addition, in the event of a change in control, the Company would maintain certain employee benefit plans in effect for each officer's continued benefit or provide substantially equivalent benefits for three years following the termination of the officers' employment under circumstances entitling the officer to severance under the agreements. In the event that any payments made to Mr. Gierer or Mr. Kessler in connection with a change in control are subject to the excise tax on the executive imposed under Section 4999 of the Internal Revenue Code, the Company would make an additional payment (a "restoration payment") as necessary to restore the officer to the same after-tax position he would have had if such excise tax had not been imposed, except that, in the case of Mr. Kessler, if a reduction in payments of 10% or less would cause no excise tax to be payable, then Mr. Kessler's aggregate payments will be reduced to the extent necessary to avoid the imposition of the excise tax.

The employment agreement for Mr. Gierer provides that he shall resign as a member of the Board of Directors upon termination of employment for any reason. Messrs. Gierer and Kessler have agreed not to engage in "competitive activity" (as defined in the agreements) during the period in which they are entitled to receive severance under the agreements; provided, however, that these non-compete provisions will not apply following a change in control of the Company. Based upon current salary levels, the approximate lump-sum value of the severance payments, exclusive of the effect of state and local taxes, that would have been payable to the aforementioned executive officers if their employment had terminated on December 31, 2004 following a change in control of the Company would be as follows: Mr. Gierer, $5.5 million and Mr. Kessler, $2.9 million. The foregoing severance amounts do not include an estimate of the restoration payments that could be payable to Messrs. Gierer and Kessler in such an event.

The Company is also party to an employment agreement with Mr. Kohlberger which sets forth the terms and conditions of his employment and termination of employment with the Company. The initial three-year term of the agreement is automatically extended each year, subject to expiration at age 65. The employment agreement provides that Mr. Kohlberger will be entitled to certain severance benefits if: (1) he is dissatisfied at any time with his reporting relationship or duties or the Company breaches the employment agreement and the Company has failed to cure the situation after 15 days from proper notice from Mr. Kohlberger, (2) his employment is terminated by Mutual Consent (as defined in the employment agreement), or (3) his employment is terminated other than for Cause or Disability (each as defined in the employment agreement). The severance benefits that would be payable to Mr. Kohlberger consist principally of the continuation, over a period of three years from the date of his termination of employment, of his salary, the highest ICP amount payable to him and certain welfare benefits (including all life, health, medical and survivor income plans). The employment agreement provides for the reduction of welfare benefits to the extent that comparable benefits are provided to Mr. Kohlberger by a new employer. In addition, the Company is required to pay up to $100,000 in legal fees relating to a termination of Mr. Kohlberger's employment other than for Cause, Disability or by Mutual Consent. Pursuant to the employment agreement, Mr. Kohlberger has agreed not to engage in Competitive Activity (as defined in the employment agreement) during any period for which he is entitled to severance payments or welfare benefit continuation.

In addition, the Company is party to severance agreements with Messrs. D'Alessandro, Kohlberger and Baseler which set forth the benefits to be paid upon certain terminations of employment following a change in control of the Company. Each of the agreements has a three-year term that is generally automatically extended and, in any event, expires no earlier than two years following a change in control. Each agreement provides that the officer will be entitled to the severance benefits described below if the Company terminates his employment within the two-year period following a change in control for any reason other than death, "disability" or "cause" or if the officer terminates his employment for "good reason" (as such terms are defined in the agreement). The benefits consist of a lump-sum severance payment equal to three times the sum of the officer's base salary and the highest ICP payment made to the officer in any of the preceding three years, provided that such ICP amount is capped at 75% of base salary for this purpose. Based upon current salary levels, the approximate before-tax lump-sum value of the severance payments, exclusive of any reductions attributable to any change in control benefits payable under any of the Company's other employee benefit plans or arrangements, that would have been payable to the aforementioned executive officers if their employment had terminated on December 31, 2004 following a change in control would be as follows: Mr. D'Alessandro, $2.2 million; Mr. Kohlberger, $2.1 million; and Mr. Baseler, $2.1 million. The Company would also maintain specified welfare benefit plans in effect for the officer's continued benefit or provide substantially equivalent benefits for three years.

## Indebtedness of Management

Since January 1, 2004, none of the Company's directors, executive officers, nominees for election as directors or certain relatives or associates of such persons has been indebted to the Company in an aggregate amount in excess of $60,000 except as noted below in Table VI, which represents unpaid balances on loans made pursuant to stock option exercises under the terms of the UST Inc. 1992 Stock Option Plan, as previously approved by stockholders and which has expired with respect to the grant of options. Unpaid balances on such loans are secured by the pledging of the shares with the Company and by the optionee's personal installment promissory note bearing interest at the applicable federal rate in effect under the Internal Revenue Code (the "Code") on the date the loan is made. No new loans have been made to the Company's directors or executive officers on or after July 30, 2002 nor have the loans existing on or prior to July 30, 2002 been modified or renewed.

## TABLE VI

| | Largest Aggregate Indebtedness during 2004(1) | Indebtedness as of February 14, 2005(1) |
|---|---|---|
| Vincent A. Gierer, Jr. Chairman of the Board, Chief Executive Officer and President | $2,789,549 | $ -0- |
| Richard H. Verheij(2) Former Executive Vice President and General Counsel | 293,112 | -0- |
| Robert T. D'Alessandro Senior Vice President and Chief Financial Officer | 625,972 | 540,632 |
| Richard A. Kohlberger Senior Vice President, General Counsel and Secretary | 288,749 | 237,356 |
| Theodor P. Baseler President — International Wine & Spirits Ltd. | 155,922 | 123,211 |
| Murray S. Kessler President — U.S. Smokeless Tobacco Company | 190,898 | 162,617 |

(1) Interest rates on loans range from approximately 4% to approximately 6%.

(2) Mr. Verheij left the Company effective as of January 10, 2005.

# Proposal No. 2

*A Proposal to Consider and Approve the UST Inc. 2005 Long-Term Incentive Plan.*

The Board of Directors believes that providing long-term incentive compensation based upon the value of Company Common Stock is in the best interests of the Company and its stockholders. Accordingly, from time to time, the Board has recommended, and the Company's stockholders have approved, successive plans that have provided for the grant of stock options, stock appreciation rights ("SARs"), restricted stock and other equity-based awards to employees of the Company and its subsidiaries. The current plan that has been approved by the Company's stockholders is the UST Inc. Amended and Restated Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan, as previously approved, provides for a maximum of 6 million shares available for the grant of equity-based awards thereunder. The Board continues to believe that stock options and other equity based awards have been, and will continue to be, a very important factor in attracting and retaining talented employees consistent with industry practices. The Board also believes that the equity compensation plan maintained by the Company should provide awards, the value or vesting of which are based on the financial performance of the Company. For these reasons, the Board has adopted the UST Inc. 2005 Long-Term Incentive Plan (the "2005 Plan") on February 17, 2005, subject to the approval of the Company's stockholders.

By adoption of the 2005 Plan, which provides for equity based awards for employees, consultants and non-employee directors of the Company, the Board believes that it will maintain the flexibility to adapt the compensation of key individuals to changes in law, accounting principles and corporate objectives affecting such compensation. The Company also maintains the Nonemployee Directors' Stock Option Plan and the Nonemployee Directors' Restricted Stock Award Plan. The 2005 Plan, if approved by the Company's stockholders, will replace the Stock Incentive Plan and the Nonemployee Directors' Stock Option and Restricted Stock Award Plans (together with the Stock Incentive Plan, the "prior plans") and, following the effectiveness of the 2005 Plan, no further awards will be made under the prior plans.

The 2005 Plan is also intended to enable compensation awarded to the executives named in the Summary Compensation Table to qualify for the performance based exception from the deductibility limitation of Section 162(m) of the Internal Revenue Code. The 2005 Plan, as required by Section 162(m), sets the following maximums on the number of shares of Common Stock subject to awards that any individual participant can receive in any year under the Plan: 250,000 shares subject to stock options or SARs (500,000 shares for new hires), and 100,000 shares of Common Stock subject to awards under the 2005 Plan other than stock options and SARs (200,000 shares for new hires). Accordingly, if the 2005 Plan is approved by stockholders and other conditions of Section 162(m) relating to the exclusion for performance-based compensation are satisfied, certain compensation paid to executive officers pursuant to the Plan will not be subject to the deduction limit of Section 162(m).

A copy of the 2005 Plan as proposed for approval is attached to this proxy statement as Appendix A. The following summary of the principal features of the 2005 Plan is qualified in its entirety by reference to Appendix A to this proxy statement.

## Principal Features of the 2005 Long-Term Incentive Plan

The name of the Plan is the "UST Inc. 2005 Long-Term Incentive Plan." The term of the 2005 Plan is ten years from May 3, 2005. No Awards may be granted under the 2005 Plan after May 2, 2015, but grants made before that date may generally continue to be exercisable and/or to vest after that date, and will otherwise be governed by the terms of the 2005 Plan.

The 2005 Plan is administered by the Compensation Committee (the "Committee"). The Committee consists of at least two members of the Board who are "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and "outside directors" within the meaning of Section 162(m). Subject to conditions determined by the Committee, the Committee will have the authority to delegate its responsibilities under the Plan to one or more persons, but no delegate will have the authority to make or approve Awards to executive officers.

There are generally five types of awards that may be granted under the 2005 Plan: stock options (including both incentive stock options ("ISOs") within the meaning of Section 422 of the Code and nonqualified stock options which are options that do not qualify as ISOs), SARs, restricted stock awards, restricted stock units, and performance awards. In addition, the Committee in its discretion may make other awards valued by reference to, or otherwise based on, the market price of Common Stock. These types of awards (collectively, "Awards") are described in more detail below under the caption "Awards Under the 2005 Long-Term Incentive Plan."

*Shares of Stock Authorized Under the 2005 Plan; Share Limits.* The total number of shares of Common Stock of the Company authorized for issuance under the 2005 Plan is 10,000,000 shares, plus the number of shares of Common Stock underlying awards under the prior plans that are forfeited, cancelled or remain otherwise unissued upon the expiration, lapse or termination of an award. Of this total, no more than 3,000,000 shares of Common Stock will be authorized for issuance under the 2005 Plan in respect of restricted stock awards, restricted stock units, performance awards or other stock-based awards (other than options and SARs) over the term of the 2005 Plan.

The number of shares of Common Stock available for grant under the 2005 Plan will be reduced in connection with the grant of an Award by the number of shares subject to the Award, except that Awards that are denominated and/or settled in dollars will not be counted and, with respect to any SAR that is settled in Common Stock, the number of shares of Common Stock available for issuance under the 2005 Plan will only be reduced by the number of such shares issued in such settlement. Shares subject to an Award that are forfeited, or remain otherwise unissued upon the expiration, lapse or termination of an Award will again be available for issuance under the 2005 Plan.

The total number of shares of Common Stock subject to options or SARs awarded to any individual participant shall not exceed 250,000 shares in any tax year of the Company (or 500,000 shares in the case of a new hire). In addition, for each tax year of the Company, the maximum number of shares of Common Stock that may be subject to Awards other than options and SARs granted to any individual participant is 100,000 (200,000 in the case of a new hire). The maximum number of shares subject to an Award that may be granted to an eligible participant for a performance period that is greater than one year may not exceed the maximums described above, multiplied by the number of years in such performance period. In the case of performance awards or other stock-based awards denominated in dollars, the maximum amount that may be earned by a participant in each tax year of the Company during the performance period is $3,000,000.

The number of shares that may be issued under the 2005 Plan, the number of shares subject to and the exercise price of outstanding Awards under the 2005 Plan, the share limits discussed herein, as well as the number and kind of securities or other property (including cash) issuable with respect to outstanding Awards, shall be equitably adjusted in the event of capital adjustments described in the 2005 Plan, such as a stock split, stock dividend, share exchange, recapitalization or similar event.

*Eligibility for Participation.* All employees of the Company and its subsidiaries, including executive officers who are determined by the Committee to be making a contribution to the success of the Company, and consultants and advisors are eligible to receive grants of stock options and other Awards under the 2005 Plan. Nonemployee directors of the Company are also eligible to receive Awards under the 2005 Plan. The number of eligible participants under the 2005 Plan and the number of Awards of Common Stock they may each be granted are not presently determinable. However, approximately 1,865 employees held stock options and restricted stock units granted under the stock incentive plan as of December 31, 2004 and each of the 7 nonemployee directors of the Company held stock options or shares of restricted Common Stock awarded under the prior plans in 2004. The value of stock option and restricted stock awards granted in 2004 to the Named Executive Officers is set forth under Table III bearing the caption "Option Grants in Last Fiscal Year" and under Table II bearing the caption "Summary Compensation Table."

The 2005 Plan may be amended or terminated by action of the Board, except that, where required by applicable law or regulation, an amendment will not become effective unless approved by the Company's stockholders.

## Awards Under the 2005 Long-Term Incentive Plan

*Stock Options.* The Committee may grant incentive stock options ("ISOs") (as provided under §422 of the Code) and/or options that do not qualify as ISOs (nonstatutory options) to purchase the Common Stock. The exercise price of incentive and nonstatutory stock options may not be less than 100% of the fair market value of the underlying Common Stock on the date of grant. ISO's are subject to restrictions under the Code, including a requirement that prohibits options for more than $100,000 worth of Common Stock from becoming exercisable for the first time during any calendar year. The Committee may not reprice, or cancel and regrant, an outstanding stock option or SAR at a lower exercise price.

The terms and conditions of options granted will be in the discretion of the Committee. Generally, unless otherwise determined by the Committee, options must be held for one year after the date of grant before they can be exercised under the Plan. In general, so long as the optionee remains an employee of the Company, the options may be exercised for a period that ends ten years after the date of grant. In the event of a change of control of the Company (as defined in the Plan), all outstanding unexercised options, whether or not then exercisable, will become fully exercisable.

The purchase price for all options must be paid in full upon exercise pursuant to the payment methods specified by the Committee. The optionee is responsible for payment of all taxes that the Company may be obligated to withhold with respect to the Common Stock issuable upon exercise.

Unless otherwise determined by the Committee, if an optionee's employment is terminated for any reason other than death, disability, or retirement, unvested options will be forfeited and the forfeited shares will be available for other grants. In general, an optionee's outstanding exercisable options will be forfeited, unless said options are exercised within 90 days following such termination.

*Stock Appreciation Rights.* SARs may be granted either apart from, or in conjunction with, stock options. SARs have not been granted to date under the prior plans, but if they were granted, they would be assigned an exercise price per share of at least 100% of the market value of the underlying Common Stock on the date of grant. Upon the exercise of an SAR granted in conjunction with an option, the holder will be required to surrender the related option and will be entitled to receive such number of shares of Common Stock as is equal in aggregate fair market value on the date of exercise to the spread between the fair market value of the share as to which the SAR was exercised and the exercise price of the option that was surrendered. Upon the exercise of an SAR granted apart from an option, the holder will be entitled to receive such number of shares of Common Stock as is equal in aggregate fair market value on the date of exercise to the spread between the fair market value of a share of Common Stock and the SAR exercise price. SARs that may be settled in cash will only be exercisable on a fixed date established at the time of grant, as required by Section 409A of the Code. Generally, SARs are subject to the same exercise periods, limitations, and treatment upon death, disability or retirement or other termination of employment as are stock options, as described above.

*Restricted Stock.* The Committee may make awards of restricted stock ('Restricted Stock Awards") under the 2005 Plan. A Restricted Stock Award is an award of Common Stock subject to such restrictions on transferability and other restrictions as the Committee may impose at the date of grant or thereafter. Each grant of Restricted Stock will be evidenced by a grant agreement (or certificate) between the participant and the Company setting forth the terms of the grant. The Committee may impose such terms on the grant, consistent with the Plan, as it determines are appropriate or desirable. Each Restricted Stock Award shall be subject to any restrictions determined by the Committee relating to either or both of (1) the attainment of performance goals by the employee and/or the Company and (2) the continued employment of the employee with the Company or a subsidiary.

*Restricted Stock Units.* The Plan provides for the grant of restricted stock units ("Restricted Stock Units"), in the discretion of the Committee, which represent the right to receive shares of Common Stock (or its dollar equivalent) in the future contingent upon the satisfaction of conditions established by the Committee. These conditions may, but are not required to, consist of one or more of the Performance Goals discussed below. Unless otherwise determined by the Committee, holders of Restricted Stock Units will receive "dividend equivalents" equivalent in value to the dividends paid on the number of shares of Common Stock equal to the number of Restricted Stock Units held over the vesting period.

*Performance Awards.* The Plan provides for the grant of performance awards ("Performance Awards") in the discretion of the Committee, which represent the right to receive shares of Common Stock or its dollar equivalent contingent upon the achievement of performance or other business criteria established by the Committee. The Committee may provide that the payment of an Award (or the vesting thereof) will be contingent on the attainment of performance goals which are based on one or more of the following pre-established business criteria: (1) net earnings; (2) earnings per share; (3) dividend ratio; (4) net sales growth;

(5) net income (before taxes); (6) net operating profit; (7) return measures (including, but not limited to return on assets, capital, equity or sales); (8) cash flow (including, but not limited to, operating cash flow and free cash flow); (9) earnings before or after taxes, interest, depreciation and/or amortization; (10) productivity ratios; (11) share price (including, but not limited to, growth measures and total shareholder return); (12) expense targets; (13) operating efficiency; (14) customer satisfaction; (15) working capital targets; (16) any combination of or a specified increase in any of the foregoing; (17) the achievement of certain target levels of discovery and/or development of products; (18) the formation of joint ventures or the completion of other corporate transactions (individually or collectively, the "Performance Goals").

Performance Goals will be determined in accordance with generally accepted accounting principles in the United States and are subject to certification by the Committee. The Committee has the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

*Other Stock-Based Awards.* The Committee may also grant such other stock-based awards ("Other Stock-Based Awards") under the Plan as it deems consistent with the purposes of the 2005 Plan. Such Awards will have a value based upon the market price of the Common Stock.

*Awards to Nonemployee Directors.* Nonemployee directors may receive any type of Award available under the 2005 Plan, other than ISOs, in the discretion of the Committee and the Board. Other Stock-Based Awards may be granted to nonemployee directors in the form of unrestricted shares of Common Stock.

*Forfeiture Provisions.* If the employment of a participant in the Plan is terminated for "cause" (as defined in the 2005 Plan), or if the Company discovers the evidence of cause within three years after termination of the participant's employment with the Company, all Awards held by the participant will be forfeited, whether or not then vested or then subject to restrictions. In addition, if a participant engages in conduct constituting cause during his employment or breaches his obligations to the Company relating to trade secrets and confidential information within three years after the termination of his employment with the Company, the participant is required to return to the Company all profits made by the participant with respect to Awards received or stock options exercised during the 180 days prior to the termination of his or her employment.

*Effect of a Change in Control.* In the event of a change in control of the Company (as defined in the 2005 Plan), each outstanding Award that is then subject to time-based vesting or payment conditions, or restrictions that lapse based on continued employment for a specified period, will become fully vested or become payable in full. Unless otherwise provided by the Committee in a grant agreement, each outstanding Performance Award or other Award that vests based on the achievement of Performance Goals will become payable as if the target level of performance had been achieved at the end of the applicable performance period.

## Federal Income Tax Consequences

The following summary constitutes a brief overview of the principal federal income tax consequences relating to Awards that may be granted under the 2005 Plan based upon current federal income tax laws. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences.

*Nonstatutory Stock Options.* In the case of a nonstatutory stock option granted at fair market value, an optionee generally will not be taxed upon the grant of the option. Rather, at the time of exercise of such nonstatutory stock option (and in the case of an untimely exercise of an ISO), the optionee will generally recognize ordinary income for federal income tax purposes in an amount equal to the excess of the then fair market value of the shares purchased over the purchase price. The Company will generally be entitled to a tax deduction at the time and in the amount that the optionee recognizes ordinary income.

*Incentive Stock Options.* In the case of an ISO, an optionee will generally be in receipt of taxable income upon the disposition of the shares acquired upon exercise of the ISO, rather than upon the grant of the ISO or upon its timely exercise. If certain holding period requirements have been satisfied with respect to outstanding shares so acquired, taxable income will constitute long-term capital gain and the Company will not be entitled to a tax deduction. The tax consequences of an untimely exercise of an ISO will be determined in accordance with the rules applicable to nonstatutory stock options. The amount by which the fair market value of the Common Stock on the exercise date of an ISO exceeds the option price will generally be an item of tax preference for purposes of the "alternative minimum tax" imposed by Section 55 of the Code.

*SARs.* Generally, a grant of SARs at fair market value which is settled in Common Stock or cash has no federal income tax consequences at the time of grant. Upon the exercise of SARs, the value of the shares received is generally taxable to the grantee as ordinary income, and the Company generally will be entitled to a corresponding deduction.

*Restricted Stock.* Generally, the grant of a Restricted Stock Award has no federal income tax consequences at the time of grant. Rather, at the time the shares are no longer subject to a substantial risk of forfeiture (as defined in the Code), the grantee will recognize ordinary income in an amount equal to the fair market value of such shares. A grantee may, however, elect to be taxed at the time of the grant. The Company generally will be entitled to a deduction at the time and in the amount that the grantee recognizes ordinary income.

*Restricted Stock Units.* In general, no taxable income is realized by a participant in the Plan upon the grant of Restricted Stock Units. Such participant generally would include in ordinary income the fair market value of the award of Common Stock at the time shares of Common Stock are delivered to the participant. The Company generally will be entitled to a deduction at the time and in the amount that the grantee recognizes ordinary income.

*Performance Awards.* In general, no taxable income is realized by a participant in the Plan upon the grant of a Performance Award. Such grantee generally would include in ordinary income any cash, and the fair market value of any shares of Common Stock, paid to him pursuant to such Award at the time of payment. The Company generally will be entitled to a deduction at the time and in the amount that the grantee recognizes ordinary income.

*Payroll Taxes.* In addition to ordinary income tax, amounts that are treated as wages will be subject to payroll tax and withholding by the Company.

## Benefits Under the 2005 Long-Term Incentive Plan

Because participation in the 2005 Plan and the amount and terms of Awards under the Plan are at the discretion of the Committee (subject to the terms of the Plan), and because Performance Goals may vary from Award to Award and from grantee to grantee, benefits under the 2005 Plan are not presently determinable. Compensation paid and other benefits granted to Named Executive Officers for 2004 are set forth in Table II (the Summary Compensation Table). If the 2005 Plan as proposed had been in effect in 2004, the persons and groups shown in the following table would have received the number of stock options, restricted shares of Common Stock and restricted stock units shown below, which are the same number of stock options, restricted shares of Common Stock and restricted stock units as were actually granted in 2004 to the persons shown under the prior plans. No other stock-based awards would have been granted in 2004 had the Plan been in effect in that year.

| Name | Number of Options | Number of Restricted Shares or Units of Common Stock |
|---|---|---|
| Vincent A. Gierer, Jr. | 66,700 | 49,100 |
| Robert T. D'Alessandro | 40,800 | 10,100 |
| Richard A. Kohlberger | 22,200 | 5,500 |
| Theodore P. Baseler | 16,700 | 4,100 |
| Murray S. Kessler | 57,700 | 64,300 |
| Current Executive Officers as a Group (5 Persons) | 204,100 | 133,100 |
| All Employees in 2004 (Excluding Current Executive Officers) | 607,000 | 155,380 |
| Nonemployee Directors as a Group (7 persons) | 8,995 | 7,880 |

## Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which securities may be issued as of December 31, 2004. The securities which may be issued consist solely of Common Stock.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 9,464,200(1) | $31.94 | 3,444,800(2) |
| Equity compensation plans not approved by security holders(3) | — | — | 164,690(4) |
| Total | 9,464,200 | $31.94 | 3,609,490 |

(1) Consists of 2,131,400 shares issuable upon exercise of outstanding options, 241,200 shares issuable upon conversion of outstanding restricted stock and 102,700 shares issuable upon conversion of outstanding restricted stock units under the UST Inc. Amended and Restated Stock Incentive Plan (formerly named the UST Inc. 2001 Stock Option Plan). Also included in the total is 6,862,900 shares issuable upon exercise of outstanding options under the 1992 Stock Option Plan, and 126,000 shares issuable upon exercise of outstanding options under the Nonemployee Directors' Stock Option Plan. All of the above noted plans have been approved by the Company's stockholders.

(2) Consists of 3,435,800 shares available for future issuance under the UST Inc. Amended and Restated Stock Incentive Plan (formerly named the UST Inc. 2001 Stock Option Plan) and 9,000 shares available for future issuance under the Nonemployee Directors' Stock Option Plan.

(3) Includes the Nonemployee Directors' Restricted Stock Award Plan.

(4) Amount represents shares remaining for future issuance pursuant to the Nonemployee Directors' Restricted Stock Award Plan, which was effective January 1, 1999 and not required, at that time, to be approved by stockholders. Pursuant to this plan, nonemployee directors of the Company are awarded 40 shares of Restricted Stock for attendance at each Board committee meeting and 50 shares of Restricted Stock for attendance at each meeting of the Board of Directors. Shares vest on the third anniversary date of grant or, if earlier, upon the director's retirement from service as defined in the plan. A total of 200,000 shares of Common Stock are authorized for issuance in accordance with the terms of this plan. Pursuant to Item 601 of Regulation S-K, a copy of the UST Inc. Nonemployee Directors' Restricted Stock Award Plan has been filed with the Securities and Exchange Commission and is incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

The following resolution will be offered at the meeting:

"*RESOLVED*, that the UST Inc. 2005 Long-Term Incentive Plan, as approved by the Board of Directors on February 17, 2005, subject to stockholder approval, be, and it hereby is, ratified, confirmed and approved by the stockholders of the Company."

**THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE FOREGOING RESOLUTION** (Proposal No. 2). Your appointed proxies will vote your shares **FOR** Proposal No. 2, unless you instruct otherwise in the proxy form.

The affirmative vote of a majority of the shares of the Common Stock present in person or by proxy is required to adopt this proposal. In accordance with Delaware law, abstentions will, while broker non-votes will not, be treated as present for purposes of the preceding sentence.

Rules issued by the New York Stock Exchange ("NYSE") prohibit brokers or other nominees that are NYSE member organizations from voting in favor of proposals relating to equity compensation plans, unless they receive specific instructions from the beneficial owner of the shares to vote in that manner. The National Association of Securities Dealers ("NASD") member brokers are also prohibited from voting on such proposals without specific instructions from beneficial owners. Accordingly, if your shares are held through a broker or other nominee who is an NYSE or NASD member organization and you do not instruct them on how to vote on Proposal No. 2, they will not have the authority to vote your shares.

## Proposal No. 3

*A Proposal to Ratify and Approve the Selection of Independent Auditors of the Accounts of the Company and its Consolidated Subsidiaries for the Year 2005.*

The Audit Committee has selected the firm of Ernst & Young LLP ("Ernst & Young"), Certified Public Accountants, as independent auditors of the accounts of the Company and its consolidated subsidiaries for the year 2005. Ernst & Young has been serving the Company and its subsidiaries in this capacity for many years. The Audit Committee's selection was made in accordance with its charter.

Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if so desired and will be available to respond to appropriate questions.

Ratification of the selection of the Company's independent auditors is not required by any statute or regulation to which the Company is subject or by the Company's By-Laws. If the stockholders do not ratify the selection of Ernst & Young, the appointment of the independent auditors may be reconsidered by the Audit Committee.

The following resolution will be offered at the meeting:

> "*RESOLVED*, that the Audit Committee's selection of Ernst & Young LLP as independent auditors of the accounts of the Company and its consolidated subsidiaries for the year 2005 be, and it hereby is, ratified, confirmed and approved by the stockholders of the Company."

**THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE FOREGOING RESOLUTION** (Proposal No. 3). Your appointed proxies will vote your shares **FOR** Proposal No. 3, unless you instruct otherwise in the proxy form.

The affirmative vote of a majority of the shares of Common Stock present in person or by proxy is required to adopt this proposal. In accordance with Delaware law, abstentions will, while broker non-votes will not, be treated as present for purposes of the preceding sentence.

# STOCKHOLDER PROPOSAL

The following Proposal No. 4, which is printed verbatim, has been submitted by stockholders. The name, address and shareholdings of the proponents will be furnished upon oral or written request to the Secretary of the Company. For the reasons set forth following the proposal, the Board recommends a vote **AGAINST** Proposal No. 4.

# Proposal No. 4

## "Review of the Way We Promote Our Tobacco Products on the Internet

*Whereas:* Our Company is using Internet sites to market our various brands identified with our Copenhagen smokeless tobacco. This site contains music, graphic visuals, instructions on gambling, an annual poker championship and other features which the proponents of this resolution believe have great appeal to children and can entice youth to use our smokeless tobacco products.

Anyone visiting this site will find there is no way of checking whether youth are accessing the site or not since they can easily use the name and age of their parents.

The United States Department of Justice has determined that advertising on media regulated by the Federal Communication Commission, including the Internet, violates the federal Cigarette Labeling Act. Our Company is prohibited by a similar Federal law (PL 99252) which disallows advertising on media regulated by the FCC. We believe it is important for the Company to act on this interpretation by the Department of Justice before it enforces it.

Because of the way it has advertised on the Internet, Reynolds American has been sued by individuals and state attorneys general. It has agreed to pay millions of dollars to the States to settle the attorneys general suit.

Continued violation of federal law vis-á-vis the way we advertise on the Internet could be used in courts of law to show that our Company has acted in bad faith on its agreements related to restrictions on the way it promotes our tobacco products. This can increase our liability risks.

*RESOLVED:* That the shareholders request the Board to initiate a policy, within six months of the 2005 shareholders meeting, that would require our company to either submit all its Internet advertising to an independent panel of academics and other experts to make sure it is fulfilling the letter and spirit of the law regarding such advertising or terminate all of our advertising and marketing on the Internet."

# COMPANY'S RESPONSE

## THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE AGAINST THE FOREGOING PROPOSAL (Proposal No. 4).

The Company believes that this proposal is not in the best interests of the Company or its stockholders. While sharing the proponent's desire to reduce access to tobacco products by minors and to ensure the responsible use of the Internet by our Company, the Company disagrees with the approach set forth in the proposal.

The Company does not believe that any of its Internet-related activities violate any law applicable to the Company. The Company is acting to ensure its marketing and advertising activities are proper in all respects. The Company periodically reviews its programs and activities on a comprehensive basis from a number of perspectives, including compliance with relevant legal requirements. The advertising and marketing of the Company's products is extensively regulated on the federal, state and local levels, and the Company complies with those regulations. Furthermore, in November 1998, the Company voluntarily entered into the Smokeless Tobacco Master Settlement Agreement which requires the Company to adopt various marketing and advertising restrictions aimed at reducing youth access to tobacco products. In light of the Company's extensive review of its programs and activities, including those that utilize the Internet, the Company does not believe that convening a panel, such as the one contemplated by the proposal, is an appropriate use of the Company's resources.

Moreover, with respect to reported underage use of smokeless tobacco, data from government and academic studies confirm that underage smokeless tobacco use is low and on a downward trend. Indeed, the University of Michigan's 2003 Monitoring the Future Study reported that "[t]he use of smokeless tobacco by teens has been decreasing gradually from recent peak levels in the mid-1990s, and the overall declines have been substantial. One could say, more generally, that teen use of smokeless tobacco is down by about one-half from the peak levels reached in the mid-1990s."

In addition, the Company disagrees with the facts alleged in the proposal. The Company believes that it is not in violation of federal law or acting in bad faith. To the contrary, the Company acts in good faith to ensure compliance with relevant legal requirements. The Company also has a long-standing policy against the sale of tobacco products to minors and in favor of responsible marketing.

Accordingly, the Board believes that the adoption of this proposal is neither appropriate nor in the best interests of the Company or its stockholders and urges stockholders to vote AGAINST it. Your appointed proxies will vote your shares AGAINST Proposal No. 4 unless you instruct otherwise in the proxy form.

The affirmative vote of a majority of shares of Common Stock present in person or by proxy is required to adopt this proposal. In accordance with Delaware law, abstentions will, while broker nonvotes will not, be treated as present for purposes of the preceding sentence.

# SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of common stock, to file with the SEC and the NYSE initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock. Such persons are also required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during 2004, all Section 16(a) filing requirements applicable to such individuals were complied with in a timely manner except for Messrs. Clancey, DeHority, Heid and Neff and Ms. Diaz Dennis, whose Form 4s reporting a restricted stock award of 40 shares of Common Stock made on May 17, 2004 were inadvertently filed late due to an administrative error made by the Company.

# BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information, as of December 31, 2004, regarding all persons which, to the knowledge of the Company, beneficially own 5% or more of the outstanding Common Stock.

| Name and Address | Shares | Percentage of Outstanding |
|---|---|---|
| Barclays Global Investors, NA(1)<br>45 Fremont Street<br>San Francisco, CA 94105 | 11,647,213 | 7.05% |
| Capital Research and Management Company(2)<br>333 South Hope Street<br>Los Angeles, CA 90071 | 10,400,900 | 6.3% |
| Dreman Value Management LLC(3)<br>520 E. Cooper Ave<br>Suite 230-4<br>Aspen, CO 81611 | 9,786,833 | 5.91% |

(1) Information obtained from Schedule 13G dated as of February 14, 2005 and jointly filed by Barclays Global Investors, NA and certain affiliated entities (the "Barclays Entities"). The Barclays Entities reported, in the aggregate, beneficial ownership of 11,647,213 shares and that the various entities had sole voting power over 10,829,147 and sole dispositive power over 11,647,213 of those shares and shared voting or dispositive power over none of those shares.

(2) Information obtained from Schedule 13G dated as of February 9, 2005 and filed by Capital Research and Management Company ("Capital Research"). Capital Research reported sole voting power with respect to none of the shares and sole dispositive power with respect to 10,400,900 shares and shared voting or dispositive power with respect to none of the shares.

(3) Information obtained from Schedule 13G dated as of February 10, 2005 and filed by Dreman Value Management LLC ("Dreman"). Dreman reported sole voting power with respect to none of the shares and sole dispositive power with respect to 9,786,833 shares. Dreman also reported shared voting power with respect to 9,786,833 shares.



# COMMUNICATIONS WITH DIRECTORS

The Board has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may contact any member (or all members) of the Board including, without limitation, the director who presides at executive sessions of the Board or the nonemployee directors as a group, any Board committee or any chair of any such committee by mail. To communicate with directors, correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors, by either name or title. All such correspondence should be sent c/o Secretary at UST Inc., 100 West Putnam Avenue, Greenwich, Connecticut 06830.

A copy of all such communications will be provided, as appropriate, to any member (or all members) of the Board, including, without limitation, the director who presides at executive sessions of the Board, the nonemployee directors as a group, any Board committee or any chair of any such committee if the address label of the communication is so addressed. Communications, as appropriate, may be reviewed initially by the General Counsel's office or by the Secretary, who shall report on the status thereof to the Board of Directors, the Audit Committee or, as appropriate, other directors. The Company reserves the right not to forward to the directors any material received in the nature of advertising or promotions of a product or service, or that otherwise constitutes patently offensive material.

# INFORMATION RESPECTING PROXIES

Your shares are registered in the name and manner shown on the enclosed form of proxy. Please sign the proxy in the same manner. It is not necessary for you to indicate the number of shares you hold.

Expenses incurred in connection with the solicitation of proxies for the Annual Meeting will be borne by the Company. In addition to solicitation by mail, arrangements may be made pursuant to which brokers, bank nominees and other institutional holders of record will distribute at the Company's expense proxies and proxy material to the appropriate beneficial owners, and assistance in the solicitation of proxies from such holders of record will be rendered by Georgeson Shareholder Communication, New York, New York, for a fee of approximately $20,000.

# OTHER BUSINESS

The Board knows of no other business which will come before the meeting. If any other business shall properly come before the meeting, including any proposal submitted by a stockholder which was omitted from this Proxy Statement in accordance with the applicable provisions of the federal securities laws, your authorized proxies will vote thereon in accordance with their best judgment.

# 2006 ANNUAL MEETING

If a stockholder wishes to submit a proposal for inclusion in the Proxy Statement prepared for the 2006 Annual Meeting of Stockholders, such proposal must be received by the Secretary at the Company's office no later than November 22, 2005.

In addition, the By-Laws provide that only such business as is properly brought before the Annual Meeting will be conducted. For business to be properly brought before the meeting or nominations to be properly made at the Annual Meeting by a stockholder, notice must be received by the Secretary not less than 90 days prior to the anniversary date of the immediately preceding Annual Meeting and such notice must provide certain requisite information. Accordingly, if a stockholder intends to present a matter at the 2006 Annual Meeting, notice of such must be received by the Secretary at the Company's office no later than February 1, 2006. Notice must be received by such date if the matter is to be considered "timely" under Rule 14a-4(c) of the Securities Exchange Act. A copy of the By-Laws may be obtained by writing to the Secretary.

By Order of the Board of Directors,

RICHARD A. KOHLBERGER
Senior Vice President, General Counsel
and Secretary

# UST Inc.
# 2005 Long-Term Incentive Plan

## 1. Purposes.

The purposes of this Plan are to further the long-term growth in earnings of UST Inc. (the "Company") and its subsidiaries by providing incentives to those persons with significant responsibility for such growth, to associate the interests of such persons with those of the Company's stockholders, to assist the Company in recruiting, retaining and motivating a diverse group of employees and outside directors on a competitive basis, and to ensure a pay for performance linkage for such employees and outside directors. If approved by the Company's stockholders, this Plan shall replace the UST Inc. Amended and Restated Stock Incentive Plan, the Nonemployee Director Stock Option Plan and the Nonemployee Director Restricted Stock Award Plan, and no further awards shall be made under any of the foregoing plans as of the Effective Date of this Plan (defined below).

## 2. Definitions.

For purposes of the Plan:

(a) "Award" means a grant of Options, Stock Appreciation Rights (SAR), Restricted Stock, Restricted Stock Units, Performance Awards, Other Stock Based Awards or any or all of them.

(b) "Board" means the Board of Directors of UST Inc.

(c) "Cause" shall mean (i) prior to the expiration of an Employee and Secrecy Agreement or any agreement containing noncompetition provisions between a Participant and the Company, the violation of either such agreement; (ii) the willful and continued failure by a Participant to substantially perform his job duties (other than any such failure resulting from the Participant's incapacity due to physical or mental illness), after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Participant has not substantially performed his duties; or (iii) the willful engaging by a Participant in misconduct that is materially injurious to the Company, monetarily or otherwise.

(d) "Change in Control" shall have the meaning set forth in Section 11(f).

(e) "Code" means the Internal Revenue Code of 1986, as amended.

(f) "Committee" means the Compensation Committee of the Board of Directors of UST Inc. The Compensation Committee shall be appointed by the Board and shall consist of two or more outside, disinterested members of the Board. The Compensation Committee, in the judgment of the Board, shall be qualified to administer the Plan as contemplated by (i) Rule 16b-3 of the Securities and Exchange Act of 1934 (or any successor rule), (ii) Section 162(m) of the Code, as amended, and the regulations thereunder (or any successor Section and regulations), and (iii) any rules and regulations of a stock exchange on which Common Stock is traded. Any member of the Compensation Committee who does not satisfy the qualifications set out in the preceding sentence may recuse himself or herself from any vote or other action taken by the Committee. The Board may, at any time and in its complete discretion, remove any member of the Compensation Committee and may fill any vacancy in the Compensation Committee.

(g) "Common Stock" means the common stock of the UST Inc., par value $.50 per share.

(h) "Company" means UST Inc., its subsidiaries and affiliated businesses.

(i) "Covered Employee" means an Eligible Participant who, as of the date that the value of an Award is recognizable as taxable income, is one of the group of "covered employees" within the meaning of Section 162(m) of the Code, generally, the Named Executive Officers.

(j) "Dividend Equivalent" means a right granted to a Participant to receive cash or Common Stock equal in value to dividends paid with respect to a specified number of shares of Common Stock underlying an Award. Dividend Equivalents may also be granted on a free-standing basis under the Committee's authority to make Other Stock-Based Awards. Dividend Equivalents may be paid currently or on a deferred basis, in the discretion of the Committee.

(k) "Eligible Participants" means any individual who is designated by the Committee as eligible to receive Awards, subject to the conditions set forth in this Plan as follows: any officer or employee of the Company and any consultant or advisor (provided such consultant or advisor is a natural person) providing services to the Company. The term employee does not include any individual who is not, as of the grant date of an Award, classified by the Company as an employee on its corporate books and records even if that individual is later reclassified (by the Company, any court or any governmental or regulatory agency) as an employee as of the grant date. Non-Employee Directors are not Eligible Participants.

(l) "Fair Market Value" on any date means the average of the high and low sales prices per share of Common Stock as reported on the New York Stock Exchange Composite Transactions Listing for such date, or the immediately preceding trading day if such date was not a trading day, and, in the case of an ISO, means fair market value as determined by the Committee in accordance with Section 422 of the Code.

(m) "ISO" or "Incentive Stock Option" means an Option satisfying the requirements of Section 422 of the Code and designated by the Committee as an ISO.

(n) "Named Executive Officer" means UST Inc.'s Chief Executive Officer and the next four highest paid executive officers, as reported in UST Inc.'s proxy statement pursuant to Regulation S-K, Item 402(a)(3) for a given year.

(o) "Non-Employee Director" means a member of the Board who is not an employee of the Company.

(p) "NQSO" or "Non-Qualified Stock Option" means an Option that does not satisfy the requirements of Section 422 of the Code and that is not designated as an ISO by the Committee.

(q) "Option" means the right to purchase shares of Common Stock at a specified price for a specified period of time.

(r) "Option Exercise Price" means the purchase price per share of Common Stock covered by an Option granted pursuant to this Plan.

(s) "Other Stock — Based Awards" means any form of award valued in whole or in part by reference to, or otherwise based on, Common Stock, including an outright award of Common Stock.

(t) "Participant" means an individual who has received an Award under this Plan, including any Non-Employee Director who has received an Award under Section 8.

(u) "Performance Awards" means an Award of Performance Shares or Performance Units based on the achievement of Performance Goals during a Performance Period.

(v) "Performance Based Exception" means the performance-based exception set forth in Code Section 162(m)(4)(c) from the deductibility limitations of Code Section 162(m).

(w) "Performance Goals" means the goals established by the Committee under Section 7(d).

(x) "Performance Period" means the period established by the Committee during which the achievement of Performance Goals is assessed in order to determine whether and to what extent a Performance Award has been earned.

(y) "Performance Shares" means shares of Common Stock awarded to a Participant based on the achievement of Performance Goals during a Performance Period.

(z) "Performance Units" means an Award denominated in shares of Common Stock, cash or a combination thereof, as determined by the Committee, awarded to a Participant based on the achievement of Performance Goals during a Performance Period.

(aa) "Plan" means the UST Inc. 2005 Long-Term Incentive Plan, as amended and restated from time to time.

(bb) "Prior Plans" means the UST Inc. Amended and Restated Stock Incentive Plan, the Nonemployee Director Stock Option Plan and the Nonemployee Director Restricted Stock Award Plan.

(cc) "Restriction Period" means, with respect to Restricted Stock or Restricted Stock Units, the period during which any restrictions set by the Committee remain in place. Restrictions remain in place until such time as they have lapsed under the terms and conditions of the Restricted Stock or Restricted Stock Units or as otherwise determined by the Committee.

(dd) "Restricted Stock" means shares of Common Stock, which may not be traded or sold until the date that the restrictions on transferability imposed by the Committee with respect to such shares have lapsed.

(ee) "Restricted Stock Units" means the right, as described in Section 7(c) , to receive an amount, payable in either cash or shares of Common Stock, equal to the value of a specified number of shares of Common Stock.

(ff) "Retirement" with respect to a Non-Employee Director shall mean termination from the Board after such Non-Employee Director shall have attained at least age 65 after having completed at least thirty-six months of service or after such Non-Employee Director shall have satisfied the criteria for Retirement established by the Board from time to time. "Retirement" with respect to an employee shall mean termination from employment having satisfied the definition of retirement under any of the qualified or nonqualified pension plans or arrangements sponsored by the Company.

(gg) "Stock Appreciation Rights" or "SAR" means the right to receive the difference between the Fair Market Value of a share of Common Stock on the grant date (the "Strike Price") and the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Right is exercised.

(hh) "Total Disability" shall have the meaning set forth in the long-term disability program of UST Inc.

## 3. Administration of the Plan.

(a) *Authority of Committee.* The Plan shall be administered by the Committee, which shall have all the powers vested in it by the terms of the Plan, such powers to include the authority (consistent with the terms of the Plan):

- to select the persons to be granted Awards under the Plan,
- to determine the type, size and terms of Awards to be made to each person selected,
- to determine the time when Awards are to be made and any conditions which must be satisfied before an Award is made,
- to establish objectives and conditions for earning Awards,
- to determine whether an Award shall be evidenced by an agreement and, if so, to determine the terms of such agreement (which shall not be inconsistent with the Plan) and who must sign such agreement,
- to determine whether an Award shall be cancelled or terminated,
- to determine whether the conditions for earning an Award have been met and whether or to what extent an Award will be paid at the end of the Performance Period,
- to determine if and when an Award may be deferred, and the terms and conditions of such deferral,
- to determine whether the amount or payment of an Award should be reduced or eliminated,
- to determine the guidelines and/or procedures for the payment or exercise of Awards,
- to determine whether a leave of absence shall constitute a termination of employment for purposes of the Plan or shall have any other effect on outstanding Awards under the Plan, and
- to determine whether an Award should qualify, regardless of its amount, as deductible in its entirety for federal income tax purposes, including whether any Awards granted to Covered Employees comply with the Performance Based Exception under Code Section 162(m).

(b) *Interpretation of Plan.* The Committee shall have full power and authority to administer and interpret the Plan and to adopt or establish such rules, regulations, agreements, guidelines, procedures and instruments, which are not contrary to the terms of the Plan and which, in its opinion, may be necessary or advisable for the administration and operation of the Plan. The Committee's interpretations of the Plan, and all actions taken and determinations made by the Committee pursuant to the powers vested in it hereunder, shall be conclusive and binding on all parties concerned, including the Company, its stockholders and any person receiving an Award under the Plan.

(c) *Delegation of Authority.* To the extent not prohibited by law, the Committee may delegate its authority hereunder and may grant authority to employees or designate employees of the Company to execute documents on behalf of the Committee or to otherwise assist the Committee in the administration and operation of the Plan; provided, however, that in no event shall the Committee delegate the authority to make or approve Awards that benefit officers of the Company.

## 4. Eligibility.

(a) *General.* Subject to the provisions of the Plan, the Committee may, from time to time, select from all Eligible Participants those to whom Awards shall be granted under Section 7 and shall determine the nature and amount of each Award. Only Non-Employee Directors shall be eligible to receive Awards under Section 8.

(b) *International Participants.* Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with provisions of laws in other countries in which the Company operates or has employees, the Committee, in its sole discretion, shall have the power and authority to (i) determine which Eligible Participants (if any) employed by the Company outside the United States are eligible to participate in the Plan, (ii) modify the terms and conditions of any Awards made to such Eligible Participants, and (iii) establish subplans and modified Option exercise procedures and other Award terms and procedures to the extent such actions may be necessary or advisable.

## 5. Shares of Common Stock Subject to the Plan.

(a) *Authorized Number of Shares.* Unless otherwise authorized by the stockholders of the Company, and subject to the provisions of this Section 5 and the adjustments provided for in Section 10, the maximum aggregate number of shares of Common Stock available for issuance under the Plan shall be (i) 10 million, plus (ii) the number of shares underlying awards under the Prior Plans, which expire or otherwise remain unissued following the cancellation, termination or expiration of such awards after the Effective Date of this Plan. Any of the authorized shares may be used for any of the types of Awards described in the Plan, except:

(A) at least two million (2,000,000) of the authorized shares will be available for issuance in connection with broad-based grants to employees who are not officers;

(B) no more than three million (3,000,000) of the authorized shares may be issued pursuant to Awards other than Options granted with an Option Exercise Price equal to Fair Market Value on the date of grant or SARs with a Strike Price equal to Fair Market Value on the date of grant, and

(C) no more than five hundred thousand (500,000) shares may be issued in the form of ISOs.

(b) *Share Counting.* The following shall apply in determining the number of shares remaining available for grant under this Plan:

(i) In connection with the granting of an Option or other Award (other than a Performance Unit denominated in dollars or an SAR that may be solely settled in cash), the number of shares of Common Stock available for issuance under this Plan shall be reduced by the number of shares in respect of which the Option or Award is granted or denominated; provided, however, that where a SAR is settled in shares of Common Stock, the number of shares of Common Stock available for issuance under this Plan shall be reduced only by the number of shares issued in such settlement.

(ii) If any Option is exercised by tendering shares of Common Stock to the Company as full or partial payment of the exercise price, the number of shares available for issuance under this Plan shall be increased by the number of shares so tendered.

(iii) Whenever any outstanding Option or other Award (or portion thereof) expires, is cancelled, is settled in cash or is otherwise terminated for any reason without having been exercised, the shares allocable to the expired, cancelled, settled or otherwise terminated portion of the Option or Award may again be the subject of Options or Awards granted under this Plan.

(iv) Awards granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become employees as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company as a result of an acquisition will generally not count against the reserve of available shares under this Plan, provided in each case that the requirements for the exemption for mergers and acquisitions under rules promulgated by the New York Stock Exchange have been satisfied.

(c) *Shares to be Delivered.* The source of shares of Common Stock to be delivered by the Company under this Plan shall be determined by the Committee and may consist in whole or in part of authorized but unissued shares, treasury shares or shares acquired on the open market.



## 6. Award Limitations.

The maximum number of Options or SARs that can be granted to any Eligible Participant during a single fiscal year of the Company cannot exceed 250,000. The maximum per Eligible Participant, per fiscal year amount of Awards other than Options and SARs shall not exceed Awards covering 100,000 shares of Common Stock. Notwithstanding the foregoing, the maximums set forth above shall be increased to 500,000 shares and 200,000 shares, respectively, in the case of an Eligible Participant's year of hire. The maximum Award that may be granted to any Eligible Participant for a Performance Period greater than one fiscal year shall not exceed the foregoing annual maximum multiplied by the number of full years in the Performance Period. In the case of Performance Units denominated in dollars, the maximum amount that may be earned in each fiscal year during the Performance Period is $3,000,000.

## 7. Awards to Eligible Participants.

(a) *Options.*

(i) *Grants.* Subject to the terms and provisions of this Plan, Options may be granted to Eligible Participants. Options may consist of ISOs or NQSOs, as the Committee shall determine on the date of grant. Options may be granted alone or in addition to other Awards made under the Plan. With respect to Options granted in tandem with SARs, the exercise of either such Options or such SARs will result in the simultaneous cancellation of the same number of tandem SARs or Options, as the case may be.

(ii) *Option Exercise Price.* The Option Exercise Price shall be equal to or greater than the Fair Market Value on the date the Option is granted, unless the Option was granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who became employees of the Company as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company.

(iii) *Term.* The term of Options shall be determined by the Committee in its sole discretion, but in no event shall the term exceed ten (10) years from the date of grant.

(iv) *ISO Limits.* ISOs may only be granted to employees of the Company and its subsidiaries and may only be granted to employees who, at the time the Option is granted, do not own stock possessing more than ten percent (10%) of the total combined voting power of all classes of Company Common Stock. The aggregate Fair Market Value of all shares with respect to which ISOs are exercisable by a Participant for the first time during any year shall not exceed $100,000. The aggregate Fair Market Value of such shares shall be determined at the time the Option is granted.

(v) *Method of Exercise.* Options shall be exercised by written notice to the Company accompanied by payment in cash of the full Exercise Price of the portion of such Option being exercised; provided that the Committee may in its discretion approve other methods of exercise, including, if authorized by the Committee, by tendering to the Company, in whole or in part, in lieu of cash, shares of Common Stock owned by such Participant for at least six months prior to the date of exercise, accompanied by the certificates therefor registered in the name of such Participant and properly endorsed for transfer, having a Fair Market Value equal to the cash Exercise Price applicable to the portion of such Option being so exercised.

(vi) *No Repricing.* Except for adjustments made pursuant to Section 10, the Option Exercise Price for any outstanding Option granted under the Plan may not be decreased after the date of grant nor may any outstanding Option granted under the Plan be surrendered to the Company as consideration for the grant of a new Option with a lower Option Exercise Price without the approval the stockholders of the Company.

(vii) *Buy Out of Option Gains.* At any time after any Option becomes exercisable, the Committee shall have the right to elect, in its sole discretion and without the consent of the holder thereof, to cancel such Option and to cause the Company to pay to the Participant the excess of the Fair Market Value of the shares of Common Stock covered by such Option over the Option Exercise Price of such Option at the date the Committee provides written notice (the "Buy Out Notice") of its intention to exercise such right. Buy outs pursuant to this provision shall be effected by the Company as promptly as possible after the date of the Buy Out Notice. Payments of buy out amounts may be made in cash, in shares of Common Stock, or partly in cash and partly in Common Stock, as the Committee deems advisable. To the extent payment is made in shares of Common Stock, the number of shares shall be determined by dividing the amount of the payment to be made by the Fair Market Value of a share of Common Stock at the date of the Buy Out Notice.

(b) *Stock Appreciation Rights.*

(i) *Grants.* Subject to the terms and provisions of this Plan, SARs may be granted to Eligible Participants. SARs may be granted either alone or in addition to other Awards made under the Plan. With respect to SARs granted in tandem with Options, the exercise of either such Options or such SARs will result in the simultaneous cancellation of the same number of tandem SARs or Options, as the case may be.

(ii) *Strike Price.* The Strike Price per share of Common Stock covered by a SAR granted pursuant to this Plan shall be equal to or greater than Fair Market Value on the date the SAR is granted.

(iii) *Term.* The term of a SAR shall be determined by the Committee in its sole discretion, but in no event shall the term exceed ten (10) years from the date of grant.

(iv) *Form of Payment/Required Exercise Date.* The Committee may authorize payment of a SAR in the form of cash, Common Stock valued at its Fair Market Value on the date of the exercise, a combination thereof, or by any other method as the Committee may determine; provided, however, that the SAR must either (A) become exercisable only upon a date certain (fixed date) occurring no earlier than one year following the date of grant, as determined by the Committee or elected by the Eligible Participant pursuant to rules established by the Committee at the time of grant, or (B) be settled exclusively in Common Stock.

(c) *Restricted Stock/Restricted Stock Units.*

(i) *Grants.* Subject to the terms and provisions of the Plan, Restricted Stock or Restricted Stock Units may be granted to Eligible Participants. Restricted Stock or Restricted Stock Units may be granted either alone or in addition to other Awards made under the Plan.

(ii) *Restrictions.* The Committee shall impose such terms, conditions and/or restrictions on any Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation: a requirement that Participants pay a stipulated purchase price for each share of Restricted Stock or each Restricted Stock Unit; restrictions based upon the achievement of specific Performance Goals (Company-wide or at the subsidiary and/or individual level); time-based restrictions on vesting; and/or restrictions under applicable Federal or state securities laws. Unless otherwise determined by the Committee at the time of grant, any time-based restriction period shall be for a minimum of one year. To the extent that shares of Restricted Stock or Restricted Stock Units are intended to be deductible under Code Section 162(m), the applicable restrictions shall be based on the achievement of Performance Goals over a Performance Period, as described in Section 7(d) below.

(iii) *Payment of Units.* Restricted Stock Units that become payable in accordance with their terms and conditions shall be settled in cash, shares of Common Stock, or a combination of cash and shares, as determined by the Committee.

(iv) *No Disposition During Restriction Period.* During the Restriction Period, Restricted Stock may not be sold, assigned, transferred or otherwise disposed of, or mortgaged, pledged or otherwise encumbered. In order to enforce the limitations imposed upon shares of Restricted Stock, the Committee may (A) cause a legend or legends to be placed on any certificates relating to such shares of Restricted Stock, and/or (B) issue "stop transfer" instructions, as it deems necessary or appropriate.

(v) *Dividend and Voting Rights.* Unless otherwise determined by the Committee, during the Restriction Period, Participants who hold shares of Restricted Stock and Restricted Stock Units shall have the right to receive or accrue dividends in cash or other property or other distribution or rights in respect of such shares, and Participants who hold shares of Restricted Stock shall have the right to vote such shares as the record owner thereof. The Committee in its sole discretion will determine when and in what form (*e.g.*, cash or Common Stock, in the case of Restricted Stock or Dividend Equivalents, in the case of Restricted Stock Units) any dividends payable to a Participant during the Restriction Period shall be distributed to the Participant. Unless otherwise determined by the Committee, a Dividend Equivalent granted in connection with an Award of Restricted Stock or Restricted Stock Unit shall be subject to the restrictions and risk of forfeiture during the Restriction Period to the same extent as such Award.

(vi) *Share Certificates.* Each certificate issued for Restricted Stock shall be registered in the name of the Participant and deposited with the Company or its designee. At the end of the Restriction Period, a certificate representing the number of shares to which the Participant is then entitled shall be delivered to the Participant free and clear of the restrictions. No certificate shall be issued with respect to a Restricted Stock Unit unless and until such Restricted Stock Unit is paid in shares of Common Stock.

(d) *Performance Awards.*

(i) *Grants.* Subject to the provisions of the Plan, Performance Awards consisting of Performance Shares or Performance Units may be granted to Eligible Participants. Performance Awards may be granted either alone or in addition to other Awards made under the Plan.

(ii) *Performance Goals.* Unless otherwise determined by the Committee, Performance Awards shall be conditioned on the achievement of Performance Goals (which shall be based on one or more objective business criteria, as determined by the Committee) over a Performance Period. The Performance Period shall be no less than one year, unless otherwise determined by the Committee. The business criteria to be used for purposes of Performance Awards will be determined in the sole discretion of the Committee and may be described in terms of objectives that are related to the individual Participant or objectives that are Company wide or related to a subsidiary, division, department, region, function or business unit of the Company in which the Participant is employed, and may consist of one or more or any combination of the following pre-established criteria: (A) net earnings; (B) earnings per share; (C) dividend ratio; (D) net sales growth; (E) net income (before taxes); (F) net operating profit; (G) return measures (including, but not limited to return on assets, capital, equity or sales); (H) cash flow (including, but not limited to, operating cash flow and free cash flow); (I) earnings before or after taxes, interest , depreciation and/or amortization; (J) productivity ratios; (K) share price (including, but not limited to, growth measures and total shareholder return); (L) expense targets; (M) operating efficiency;

(N) customer satisfaction; (O) working capital targets; (P) any combination of or a specified increase in any of the foregoing; (Q) the achievement of certain target levels of discovery and/or development of products; or (R) the formation of joint ventures or the completion of other corporate transactions. Without limiting the generality of the foregoing, the Committee shall have the authority to make equitable adjustments to any Performance Goal in recognition of unusual or non-recurring events affecting the Company in response to changes in applicable laws or regulations or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles. Performance Goals based on business criteria listed above may be made relative to the performance of other corporations.

(iii) *Committee Discretion.* Notwithstanding the achievement of any Performance Goal established under this Plan, the Committee has the discretion, by Participant, to reduce some or all of a Performance Award that would otherwise be paid. If a Participant who is not a Covered Employee is promoted, demoted or transferred to a different business unit of the Company during a Performance Period, then, to the extent the Committee determines the Performance Goals or Performance Period are no longer appropriate, the Committee may adjust, change or eliminate the Performance Goals or the applicable Performance Period as it deems appropriate in order to make them appropriate and comparable to the initial Performance Goals or Performance Period.

(iv) *Interpretation.* With respect to any Award that is intended to satisfy the conditions for the Performance Based Exception under Code Section 162(m): (A) the Committee shall interpret the Plan and this Section 7 in light of Code Section 162(m) and the regulations thereunder; (B) the Committee shall have no discretion to amend the Award or adjust any Performance Goal in any way that would adversely affect the treatment of the Award under Code Section 162(m) and the regulations thereunder; and (C) such Award shall not be paid until the Committee shall first have certified that the Performance Goals applicable to the Award have been achieved.

(v) *Timing and Form of Payment of Performance Awards.* Subject to the provisions of the Plan, after the applicable Performance Period has ended, the holder of Performance Units or Performance Shares shall be entitled to receive a payout based on the number and value of Performance Units or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals have been achieved. Payment of earned Performance Units or Performance Shares shall be made in a lump sum within $2\frac{1}{2}$ months following the end of the taxable year in which the applicable Performance Period closes. The Committee may pay earned Performance Units or Performance Shares in the form of cash or in shares of Common Stock (or in a combination thereof) which have an aggregate Fair Market Value equal to the value of the earned Performance Units or Performance Shares at the close of the applicable Performance Period. Such shares may be granted subject to any restrictions deemed appropriate by the Committee. The form of payout of such Awards shall be set forth in the Award agreement pertaining to the grant of the Award. As determined by the Committee, a Participant may be entitled to receive any dividends declared with respect to shares of Common Stock which have been earned in connection with grants of Performance Units or Performance Shares but not yet distributed to the Participant.

## 8. Awards to Non-Employee Directors.

(a) *Awards.* Non-Employee Directors are eligible to receive any and all types of Awards under this Plan other than ISOs.

(b) *Grants of Awards.* The number of shares of Common Stock that will be awarded or covered by an Option or Other Stock Based Award; the restrictions on transfer or the possibility of forfeiture which may be imposed on an Award; and the time at which the Award (or any portion of it) first will become exercisable or no longer subject to any restriction, and the latest date on which an Option may be exercised will be determined in the Board's sole discretion.

(c) *Death, Total Disability and Retirement.* In the event of the death, Total Disability or Retirement of a Non-Employee Director prior to the granting of an Award in respect of the fiscal year in which such event occurred, an Award may, in the discretion of the Committee, be granted in respect of such fiscal year to the retired or disabled Non-Employee Director or his or her estate. In the event that a Non-Employee Director ceases to be a member of the Board due to Total Disability, death or Retirement, his or her rights to any outstanding Award will become fully vested and exercisable, as applicable. If any Non-Employee Director ceases to be a member of the Board for any reason other than death, Total Disability or Retirement, his or her rights to any Award in respect of the fiscal year during which such cessation occurred will terminate unless the Board determines otherwise.



## 9. Deferred Payments.

Subject to the terms of this Plan, the Committee may determine that all or a portion of any Award to a Participant, whether it is to be paid in cash, shares of Common Stock or a combination thereof, shall be deferred or may, in its sole discretion, approve deferral elections made by Participants. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion. Notwithstanding any provision of the Plan to the contrary, to the extent that any Award would be subject to Section 409A of the Code, no such Award may be granted (or may be subject to deferral) if it would fail to comply with the requirements set forth in Section 409A of the Code. To the extent that the Committee determines that the Plan or any Award is subject to Section 409A of the Code and fails to comply with the requirements of Section 409A of the Code, notwithstanding anything to the contrary contained in the Plan or in any Award Agreement, the Committee, reserves the right to amend or terminate the Plan and/or amend, restructure, terminate or replace the Award in order to cause the Award to either not be subject to Section 409A of the Code or to comply with the applicable provisions of such section.

## 10. Dilution and Other Adjustments.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, combination or exchange of shares or other change in corporate structure affecting any class of Common Stock, the Committee may, but shall not be required to, make such adjustments (i) in the class and aggregate number of shares which may be delivered under this Plan as described in Section 5, (ii) the individual Award maximums and share limitations under Section 6, (iii) to any or all of the number and kind of securities or other property (including cash) that may thereafter be issued or issuable in connection with outstanding Awards (provided the number of shares of any class subject to any Award shall always be a whole number), and (iv) in the Option Exercise Price of outstanding Options, the Strike Price of outstanding SARs, or the grant price or purchase price of any other outstanding Award (provided, that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(h) of the Code) as may be determined to be equitable or appropriate by the Committee, and any such adjustment may, in the sole discretion of the Committee, take the form of Options covering more than one class of Common Stock. Such adjustment shall be conclusive and binding for all purposes of the Plan.

## 11. Change in Control.

Upon a Change in Control, the following shall occur:

(a) *Options*. Effective on the date of such Change in Control, all outstanding and unvested Options granted under the Plan shall immediately vest and become exercisable, and all Options then outstanding under the Plan shall remain outstanding in accordance with their terms. Notwithstanding anything to the contrary in this Plan, in the event that any Option granted under the Plan becomes unexercisable during its term on or after a Change in Control because: (i) the individual who holds such Option is involuntarily terminated (other than for Cause) within two (2) years after the Change in Control; (ii) such Option is terminated or adversely modified; or (iii) Common Stock is no longer issued and outstanding, or no longer traded on a national securities exchange, then the holder of such Option shall immediately be entitled to receive a lump sum cash payment equal to (A) the gain on such Option or (B) only if greater than the gain on such Option and only with respect to NQSOs the Black-Scholes value of such Option (as determined by a nationally recognized independent investment banker chosen by the Company), in either case calculated as of the date of the Change in Control or other event giving rise to the right to receive payment (the "Determination Date"). For purposes of the preceding sentence, the gain on an Option shall be calculated as the difference between the closing price per share of Common Stock as of the Determination Date and the Option Exercise Price.

(b) *Stock Appreciation Rights.* Effective on the date of such Change in Control, all outstanding and unvested SARs granted under the Plan shall immediately vest and become exercisable, and all SARs then outstanding under the Plan shall remain outstanding in accordance with their terms. In the event that any SAR granted under the Plan becomes unexercisable during its term on or after a Change in Control because: (i) the individual who holds such SAR is involuntarily terminated (other than for Cause) within two (2) years after the Change in Control; (ii) such SAR is terminated or adversely modified; or (iii) Common Stock is no longer issued and outstanding, or no longer traded on a national securities exchange, then the holder of such SAR shall immediately be entitled to receive a lump sum cash payment equal to the gain on such SAR, calculated as of the Determination Date. For purposes of the preceding sentence, the gain on a SAR shall be calculated as the difference between the closing price per share of Common Stock as of the Determination Date and the Strike Price per share of Common Stock covered by the SAR.

(c) *Restricted Shares/Restricted Share Units.* Upon a Change of Control all Restricted Shares and Restricted Share Units shall immediately vest and be distributed to Participants, effective as of the date of the Change of Control.

(d) *Performance Awards.* Each Performance Award granted under the Plan that is outstanding on the date of the Change in Control shall immediately vest and the holder of such Performance Award shall be entitled to a lump sum cash payment equal to the amount of such Performance Award that would have been payable at the end of the Performance Period as if 100% of the Performance Goals have been achieved.

(e) *Timing of Payment.* Any amount required to be paid pursuant to this Section 11 shall be paid as soon as practical after the date such amount becomes payable.

(f) *Definition.* "Change in Control" means the occurrence of any of the following events:

(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than (A) the Company, (B) any "person" who on the date hereof is a director or officer of the Company, (C) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, (D) an underwriter temporarily holding securities pursuant to an offering of such securities, or (E) any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company (a "Person"), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act (a "Beneficial Owner")), directly or indirectly, of securities of UST Inc. representing 20% or more of the combined voting power of UST Inc.'s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (iii)(1) below; or

(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of UST Inc.) whose appointment or election by the Board or nomination for election by UST Inc.'s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) there is consummated a merger or consolidation of UST Inc. with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of UST Inc. outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least 80% of the combined voting power of the securities of UST Inc. or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of UST Inc. (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of UST Inc. representing 20% or more of the combined voting power of UST Inc.'s then outstanding securities; or

(iv) the stockholders of UST Inc. approve a plan of complete liquidation or dissolution of UST Inc. or there is consummated an agreement for the sale or disposition by UST Inc. of all or substantially all of UST Inc.'s assets, other than a sale or disposition by UST Inc. of all or substantially all of its assets to an entity, at least 80% of the combined voting power of the voting securities of which are owned by stockholders of UST Inc. in substantially the same proportions as their ownership of UST Inc. immediately prior to such sale.

Notwithstanding the above, that for each Award subject to Section 409A of the Code, a Change of Control shall be deemed to have occurred under this Plan with respect to such Award only if a change in the ownership or effective control of UST Inc. or a change in the ownership of a substantial portion of the assets of UST Inc. shall also be deemed to have occurred under Section 409A of the Code.

## 12. Miscellaneous Provisions.

(a) *Forfeiture.* The terms and conditions applicable to Awards with respect to the termination for any reason of a Participant's employment or service with the Company and its Subsidiaries shall be determined by the Committee in its discretion and shall be set forth in the agreement evidencing such Award. Notwithstanding the generality of foregoing, any Award and/or the proceeds of any Award shall be forfeited, as follows: Except as otherwise provided in agreements covering Awards hereunder, a Participant shall forfeit all rights in his or her outstanding Awards under the Plan, and all such outstanding Awards shall automatically terminate and lapse, if the Committee determines that such Participant has (i) used for profit or disclosed to unauthorized persons, confidential information or trade secrets of the Company, (ii) breached any contract with or violated any fiduciary obligation to the Company, including without limitation, a violation of any Company code of conduct, (iii) engaged in unlawful trading in the securities of the Company or of another company based on information gained as a result of that Participant's employment or other relationship with the Company, or (iv) committed a felony or other serious crime.

(b) *Claw-Back Provision.* If (1) the employment of the Participant is terminated for Cause, or (2) after the Participant's termination of employment with the Company other than for Cause, the Company discovers the occurrence of an act or failure to act by the Participant that would have enabled the Company to terminate the Participant's employment for Cause had the Company known of such act or failure to act at the time of its occurrence, or (3) subsequent to his termination of employment, the Grantee commits an act described in Section 12(a)(i) above, in each case, if such Act is discovered by the Company within three years of its occurrence, then, unless otherwise determined by the Committee,

(i) any and all outstanding Awards held by such Grantee as of the date of such termination or discovery (whether or not then vested) shall terminate and be forfeited; and

(ii) the Participant (or, in the event of the Participant's death following the commission of such act, his beneficiaries or estate) shall (A) to the extent such Award was paid in the form of shares of Common Stock, sell back to the Company all shares that are held, as of the date of such termination or discovery, by the Participant (or, if applicable, his beneficiaries or estate) and that were acquired upon the grant, exercise or vesting of any Award on or after the date which is 180 days prior to the Participant's termination of employment (the "Acquired Shares"), for a per share price equal to the price paid by the Participant (or, if applicable his beneficiaries or estate) for such shares (or, if no consideration was paid for such shares, the shares shall be immediately returned to the Company for no consideration), (B) to the extent Acquired Shares have previously been sold or otherwise disposed of by the Participant (other than by reason of death) or, if applicable, by his beneficiaries or estate, repay to the Company the excess of the aggregate Fair Market Value of such Acquired Shares on the date of such sale or disposition over the aggregate price paid for such Acquired Shares and (C) to the extent such Award was paid in the form of cash, repay to the Company the aggregate cash received by such Participant (or, if applicable, his beneficiaries or estate) upon the exercise or vesting of any Award on or after the date which is 180 days prior to the Participant's termination of employment.

(c) *Rights as Stockholder.* Except as otherwise provided herein, a Participant shall have no rights as a holder of Common Stock with respect to Awards hereunder, unless and until certificates for shares of Common Stock are issued to the Participant.

(d) *Assignment or Transfer.* Unless the Committee shall specifically determine otherwise, no Award under the Plan or any rights or interests therein shall be transferable other than by will or the laws of descent and distribution and shall be exercisable, during the Participant's lifetime, only by the Participant. Once awarded, the shares of Common Stock received by Participants may be freely transferred, assigned, pledged or otherwise subjected to lien, subject to the restrictions imposed by the Securities Act of 1933, Section 16 of the Securities Exchange Act of 1934 and the Company's Insider Trading Policy, each as amended from time to time.

(e) *Withholding Taxes.* The Company shall have the right to deduct from all Awards paid in cash (and any other payment hereunder) any federal, state, local or foreign taxes required by law to be withheld with respect to such Awards and, with respect to Awards paid in stock or upon exercise of Options, to require the payment (through withholding from the Participant's salary or otherwise) of any such taxes. In addition, if determined by the Committee, a Participant may elect the withholding by the Company of a portion of the shares of Common Stock subject to an Award upon the exercise of such Award, upon the Award being earned or upon Restricted Stock or Restricted Stock Units becoming non-forfeitable (each, a "Taxable Event") having a Fair Market Value equal to the minimum amount necessary to satisfy the required withholding liability attributable to the Taxable Event. The Company's obligation to make delivery of Awards in cash or Common Stock shall be subject to currency or other restrictions imposed by any government.

(f) *No Rights to Awards.* Neither the Plan nor any action taken hereunder shall be construed as giving any employee any right to be retained in the employ of the Company or any of its subsidiaries, divisions or affiliates. Except as set forth herein, no employee or other person shall have any claim or right to be granted an Award under the Plan. By accepting an Award, the Participant acknowledges and agrees (i) that the Award will be exclusively governed by the terms of the Plan, including the right reserved by the Company to amend or cancel the Plan at any time without the Company incurring liability to the Participant (except for Awards already granted under the Plan), (ii) that Awards shall be subject to such rules and limitations as are established by the Committee for the proper administration of the Plan, such as minimums and restrictions on the number of Options that may be exercised during a specified period of time, (iii) that Awards are not a constituent part of salary, wages or compensation for purposes of determining any pension, retirement, death benefit or other benefit under any employee benefit plan of the Company or any subsidiary or for purposes of any agreement between the Participant and the Company unless expressly provided in such agreement, (iv) that the Participant is not entitled, under the terms and conditions of employment, or by accepting or being granted Awards under this Plan to require Awards to be granted to him or her in the future under this Plan or any other plan, (v) that the value of Awards received under the Plan will be excluded from the calculation of termination indemnities or other severance payments, and (vi) that the Participant will seek all necessary approval under, make all required notifications under and comply with all laws, rules and regulations applicable to the ownership of Options and Common Stock and the exercise of Options, including, without limitation, currency and exchange laws, rules and regulations.

(g) *Beneficiary Designation.* To the extent allowed by the Committee, each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named on a contingent or successive basis) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Unless the Committee shall determine otherwise, each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

(h) *Costs and Expenses.* The cost and expenses of administering the Plan shall be borne by the Company and not charged to any Award or to any Participant.

(i) *Fractional Shares.* Fractional shares of Common Stock shall not be issued or transferred under an Award, but the Committee may pay cash in lieu of a fraction or round the fraction, in its discretion.

(j) *Funding of Plan.* The Company shall not be required to establish or fund any special or separate account or to make any other segregation of assets to assure the payment of any Award under the Plan.

(k) *Indemnification.* Provisions for the indemnification of officers and directors of the Company in connection with the administration of the Plan shall be as set forth in the Company's Certificate of Incorporation and Bylaws as in effect from time to time.

(l) *Successors.* All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

(m) *Compliance with Code Section 409A.* Notwithstanding any provision of the Plan, to the extent that any Award would be subject to Section 409A of the Code, no such Award may be granted if it would fail to comply with the requirements set forth in Section 409A of the Code. To the extent that the Committee determines that the Plan or any Award is subject to Section 409A of the Code and fails to comply with the requirements of Section 409A of the Code, notwithstanding anything to the contrary contained in the Plan or in any Award Agreement, the Committee, reserves the right to amend or terminate the Plan and/or amend, restructure, terminate or replace the Award in order to cause the Award to either not be subject to Section 409A of the Code or to comply with the applicable provisions of such section.

## 13. Effective Date, Governing Law, Amendments and Termination.

(a) *Effective Date.* The Plan was approved by the Board on February 17, 2005 and shall become effective on the date it is approved by the Company's stockholders (the "Effective Date").

(b) *Amendments.* The Board may at any time terminate or from time to time amend the Plan in whole or in part, but no such action shall adversely affect any rights or obligations with respect to any Awards granted prior to the date of such termination or amendment without the consent of the affected Participants. Notwithstanding the foregoing, unless the Company's stockholders shall have first approved the amendment, no amendment of the Plan shall be effective which would (i) increase the maximum number of shares of Common Stock which may be delivered under the Plan or to any one individual (except to the extent such amendment is made pursuant to Section 10 hereof), (ii) extend the maximum period during which Awards may be granted under the Plan, (iii) add to the types of awards that can be made under the Plan, (iv) except as permitted by Section 7(d), change the Performance Goals pursuant to which Performance Awards are earned, (v) modify the requirements as to eligibility for participation in the Plan, or (vi) otherwise require shareholder approval under the listing requirement of the New York Stock Exchange or other law, rule or regulation to be effective. With the consent of the Participant affected, the Committee may amend outstanding agreements evidencing Awards under the Plan in a manner not inconsistent with the terms of the Plan.

(c) *Governing Law.* All questions pertaining to the construction, interpretation, regulation, validity and effect of the provisions of the Plan shall be determined in accordance with the laws of the State of Delaware without giving effect to conflict of laws principles.

(d) *Termination.* No Awards shall be made under the Plan after the tenth anniversary of the Effective Date.

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# UST Inc. 2004 Form 10-K

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# FORM 10-K

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-17506

# UST Inc.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **06-1193986** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **100 West Putnam Avenue Greenwich, Connecticut** | **06830** |
| (Address of principal executive offices) | (Zip Code) |

(203) 661-1100

(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 2(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock — $.50 par value** | **New York Stock Exchange** |
| | **Pacific Exchange, Inc.** |

**Securities registered pursuant to Section 12(g) of the Act:**

None

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ]

As of June 30, 2004, the aggregate market value of Registrant's Common Stock, $.50 par value, held by non-affiliates of Registrant (which for this purpose does not include directors or officers) was $5,889,218,544.

As of February 28, 2005, there were 165,312,625 shares of Registrant's Common Stock, $.50 par value, outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Certain pages of Registrant's 2005 Notice of Annual Meeting and Proxy Statement — Part III

(This page intentionally left blank)

# FORM 10-K
# TABLE OF CONTENTS

## Item 1 — Business

### General

UST Inc. was formed on December 23, 1986 as a Delaware corporation to serve as a new publicly-held holding company for United States Tobacco Company ("USTC"), which was formed in 1911. Pursuant to a reorganization approved by stockholders at the 1987 Annual Meeting, USTC became a wholly-owned subsidiary of UST Inc. on May 5, 1987, and UST Inc. continued in existence as a holding company. Effective January 1, 2001, USTC changed its name to U.S. Smokeless Tobacco Company ("USSTC"). UST Inc., through its subsidiaries (collectively "Registrant" or the "Company" unless the context otherwise requires), is engaged in the manufacturing and marketing of consumer products in the following operating segments:

**Smokeless Tobacco Products:** The Company's primary activities are the manufacturing and marketing of smokeless tobacco.
**Wine:** The Company produces and markets premium varietal and blended wines.
**All Other Operations:** The Company's international operations, which market moist smokeless tobacco, is included in all other operations.

The Company's website address is www.ustinc.com. The Company makes available free of charge through its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

### Operating Segment Data

The Company hereby incorporates by reference the Consolidated Segment Information pertaining to the years 2002 through 2004 set forth herein on pages 54-55.

# SMOKELESS TOBACCO PRODUCTS

### Principal Products

The Company's principal smokeless tobacco products and brand names are as follows:

| | |
|---|---|
| **Moist** | **COPENHAGEN, SKOAL LONG CUT, SKOAL, COPENHAGEN LONG CUT, RED SEAL, SKOAL BANDITS, COPENHAGEN POUCHES, SKOAL POUCHES, ROOSTER, HUSKY** |
| **Dry** | **BRUTON, CC, RED SEAL** |

Reports with respect to the health risks of tobacco products have been publicized for many years, and the sale, promotion and use of tobacco continue to be subject to increasing governmental regulation. Since 1964, the Surgeon General of the United States and the Secretary of Health and Human Services have released a number of reports linking cigarette smoking with a broad range of adverse health effects, including various types of cancer, coronary heart disease, and chronic lung disease, and discussing the health risks of environmental tobacco smoke. Since 2000, a major cigarette manufacturer has stated its agreement with the "overwhelming medical and scientific consensus that cigarette smoking causes lung cancer, heart disease, emphysema and other serious diseases in smokers." In 1985, the Company ceased entirely its cigarette manufacturing operations.

In 1986, a Surgeon General's Report reached the judgment that smokeless tobacco use "can cause cancer" and "can lead to nicotine dependence or addiction." At the time, 17 epidemiological studies reporting data or information regarding smokeless tobacco and oral cancer had been published. Also in 1986, Congress passed the Comprehensive Smokeless Tobacco Health Education Act of 1986, which requires the following warnings on smokeless tobacco packages and advertising: "WARNING: THIS PRODUCT MAY CAUSE MOUTH CANCER," "WARNING: THIS PRODUCT MAY CAUSE GUM DISEASE AND TOOTH LOSS," "WARNING: THIS PRODUCT IS NOT A SAFE ALTERNATIVE TO CIGARETTES." In Canada, in addition to similar warnings, legislation requires the following warning: "THIS PRODUCT IS HIGHLY ADDICTIVE." Since the publication of the 1986 Surgeon General's Report, there have been, to the Company's knowledge, 19 additional relevant epidemiological studies published, more than 70% of which do not report a statistically significant association between smokeless tobacco and oral cancer.

In light of scientific research taken as a whole, the Company does not take the position that smokeless tobacco is safe. Perhaps more importantly, however, the Company believes that there is considerable agreement in the scientific community that the use of smokeless tobacco involves significantly less risk of adverse health effects than cigarette smoking. In the United States, the Institute of Medicine, in a report published in 2001 entitled "Clearing The Smoke — Assessing the Science Base for Tobacco Harm Reduction...," concluded that, regarding smokeless tobacco, "the overall risk is lower than for smoking" and that "smokeless tobacco may be a valid substitute for cigarette smoking...." In 2003, a paper authored by researchers at the Centers for Disease Control and Prevention (CDC) stated that "[i]n general, most public health authorities agree that SLT [smokeless tobacco] is less hazardous than cigarette use in terms of overall mortality when evaluated in the context of lifetime exclusive use." In December 2002, Britain's Royal College of Physicians (RCP), one of the world's most prestigious medical institutions, issued a report entitled "Protecting Smokers, Saving Lives," which focused on recommendations for tobacco regulatory policy in the United Kingdom. With respect to smokeless tobacco, the RCP report concluded that "the consumption of non-combustible tobacco is of the order of 10-1,000 times less hazardous than smoking, depending on the product." In 2003, a report published by leading European public health advocates, entitled "European Union policy on smokeless tobacco: A statement in favour of evidence-based regulation for public health" concluded that "some American smokeless tobaccos are at least 90% less hazardous than cigarette smoking" and that there are "very substantial benefits in reduced risk to anyone that switches from smoking to smokeless tobacco...." Also, in October 2003, the Parliamentary Under Secretary of State for Public Health in the United Kingdom stated in a letter that "[t]here is no doubt that oral tobacco use is considerably less dangerous than cigarette smoking...." And in December 2004, researchers funded by the National Cancer Institute published a paper in which they reported on the opinions of an expert panel regarding the comparative mortality risks related to low-nitrosamine smokeless tobacco products and conventional cigarettes. The researchers reported that "[i]n comparison with smoking, experts perceive at least a 90% reduction in the relative risk of LN-SLT [low-nitrosamine smokeless tobacco] use."

Irrespective of the above, data from some surveys measuring the public's perception of the relative risks of smokeless tobacco compared to cigarette smoking indicate that at least 80% of smokers believe smokeless tobacco is as dangerous as cigarette smoking.

Nevertheless, as the debate accelerates regarding tobacco harm reduction and the possible role of smokeless tobacco as part of a public health strategy to reduce cigarette smoking, a growing number of researchers have begun advocating that cigarette smokers who do not quit and do not use medicinal nicotine products should switch completely to smokeless tobacco products. Based on surveys in the United States indicating that at least half of the 46-50 million adult smokers are looking for an alternative, the Company believes that there is a significant opportunity for manufacturers of smokeless tobacco products to have a constructive role in any tobacco harm reduction strategy assuming appropriate measures are implemented from a public health perspective.

As indicated above, in 1986, federal legislation was enacted regulating smokeless tobacco products by, *inter alia*, requiring health warning notices on smokeless tobacco packages and advertising and prohibiting the advertising of smokeless tobacco products on media subject to the jurisdiction of the Federal Communications Commission. A federal excise tax was imposed in 1986, which was increased in 1991, 1993, 1997, 2000 and 2002. Also, in recent years, other proposals have been made at the federal level for additional regulation of tobacco products including, among other things, the requirement of additional warning notices, the disallowance of advertising and promotion expenses as deductions under federal tax law, a ban or further restriction of all advertising and promotion, regulation of environmental tobacco smoke and increased regulation of the manufacturing and marketing of tobacco products by new or existing federal agencies. Substantially similar proposals will likely be considered in 2005.

In recent years, various state and local governments continued the regulation of tobacco products, including, among other things, the imposition of significantly higher taxes, increases in the minimum age to purchase tobacco products, sampling and advertising bans or restrictions, ingredient and constituent disclosure requirements, regulation of environmental tobacco smoke and significant tobacco control media campaigns. Additional state and local legislative and regulatory actions will likely be considered in 2005. The Company is unable to assess the future effects these various actions may have on its smokeless tobacco business.

On August 28, 1996, the Food and Drug Administration (the "FDA") published regulations asserting unprecedented jurisdiction over nicotine in tobacco as a "drug" and purporting to regulate smokeless tobacco products as a "medical device." The Company and other smokeless tobacco manufacturers filed suit against the FDA seeking a judicial declaration that the FDA has no authority to regulate smokeless tobacco products. On March 21, 2000, the United States Supreme Court ruled that the FDA lacks jurisdiction to regulate tobacco products.

Proposals for comprehensive federal regulation of tobacco products will continue to be considered. To date, the Company has opposed such proposals because they fail completely to recognize that smokeless tobacco is distinctly different from cigarettes. As a result, the current proposals preserve the status quo in favor of the manufacturers of conventional cigarettes. The Company would consider supporting federal regulation of tobacco products if the proposed regulatory regime included the following components:

(1) a meaningful regulatory process whereby the agency could certify, based upon submissions by a manufacturer, that the use of smokeless tobacco involves significantly less risk of adverse health effects than cigarette smoking;

(2) a meaningful regulatory process whereby the agency could approve, based upon the submission of a manufacturer, comparative risk communications to current adult users of tobacco products, e.g., cigarette smokers who do not quit and do not use medicinal nicotine products should switch completely to smokeless tobacco products; and

(3) a meaningful regulatory process whereby the severity of any provisions regarding regulation of ingredients, constituents, advertising, promotion and availability could be reduced for products that were classified on a continuum as involving less risk (e.g., less restrictive regulations for products classified as significantly reduced risk, such as smokeless tobacco).

Such a risk-based regulatory framework for product regulation would mean that the level of regulatory control exercised over a given product would be proportional to the risk posed by that product, rather than the statutory or regulatory definition that the product may fall under. More importantly, a risk-based regulatory approach is consistent with, and would advance, the objectives of public health.

On November 23, 1998, the Company entered into the Smokeless Tobacco Master Settlement Agreement (the "STMSA") with attorneys general of various states and U.S. territories to resolve the remaining health care cost reimbursement cases initiated by various attorneys general against the Company. The STMSA required the Company to adopt various marketing and advertising restrictions and make payments potentially totaling $100 million, subject to a minimum 3% inflationary adjustment per annum, over a minimum of ten years for programs to reduce youth usage of tobacco and combat youth substance abuse and for enforcement purposes. The period over which the payments are to be made is subject to various indefinite deferral provisions based upon the Company's share of the smokeless tobacco segment of the overall tobacco market (as defined in the STMSA).

On October 22, 2004, the "Fair and Equitable Tobacco Reform Act of 2004" (the "Tobacco Reform Act") was enacted in connection with a comprehensive federal corporate reform and jobs creation bill. The Tobacco Reform Act effectively repeals all aspects of the U.S. federal government's tobacco farmer support program, including marketing quotas and nonrecourse loans. As a result of the Tobacco Reform Act, the Secretary of Agriculture will impose quarterly assessments on tobacco manufacturers and importers, not to exceed a total of $10.1 billion over a ten-year period from the date of enactment. Amounts assessed by the Secretary will be impacted by a number of allocation factors, as defined in the Tobacco Reform Act. These quarterly assessments will be used to fund a trust to compensate, or "buy out," tobacco quota farmers, in lieu of the repealed federal support program. The Company does not believe that the assessments imposed under the Tobacco Reform Act will have a material adverse impact on its consolidated financial position, results of operations or cash flows in any reporting period.

## Raw Materials

Except as noted below, raw materials essential to the Company's business are generally purchased in domestic markets under competitive conditions.

The Company purchased all of its leaf tobacco from domestic suppliers in 2004, as it has for the last several years. Various factors, including the level of domestic tobacco production, can affect the amount of tobacco purchased by the Company from domestic sources. Tobaccos used in the manufacture of smokeless tobacco products are processed and aged by the Company for a period of two to three years prior to their use.

The Company or its suppliers purchase certain flavoring components used in the Company's tobacco products from foreign sources.

At the present time, the Company has no reason to believe that future raw material requirements for its tobacco products will not be satisfied. However, the continuing availability and the cost of tobacco is dependent upon a variety of factors which cannot be predicted, including weather, growing conditions, local planting decisions, overall market demands and other factors.

In addition, as the Tobacco Reform Act repeals the federal tobacco price support and quota programs beginning with the 2005 tobacco buying season and contains no price guarantee or production control provisions, tobacco can be grown anywhere in the United States, with no volume limitations or price protection. As such, the Company believes that the Tobacco Reform Act may favorably impact the cost of its future leaf tobacco purchases. Grower contracting for the 2005 tobacco buying season is substantially complete with lower contracted costs compared to the 2004 tobacco buying season. Despite these indications, it is still too early to estimate, however, the significance of the Tobacco Reform Act's effects on the overall United States leaf tobacco market, in terms of supply and demand.

## Working Capital

The principal portion of the Company's operating cash requirements relates to its need to maintain significant inventories of leaf tobacco, primarily for manufacturing of smokeless tobacco products, to ensure an aging process of two to three years prior to use.

## Customers

The Company markets its moist smokeless tobacco products throughout the United States principally to wholesalers and chain stores. Approximately 32.3 percent of the Company's gross sales of tobacco products are made to four customers, one of which, McLane Co. Inc., a national distributor, accounts for approximately 16.9 percent of the Company's consolidated revenue. The Company has maintained satisfactory relationships with its customers for many years.

## Competitive Conditions

The tobacco manufacturing industry in the United States is composed of at least four domestic companies larger than the Company and many smaller ones. The larger companies concentrate on the manufacture and marketing of cigarettes. The Company is a well established and major factor in the smokeless tobacco sector of the overall tobacco market. Consequently, the Company competes actively with both larger and smaller companies in the marketing of its tobacco products. The Company's principal methods of competition in the marketing of its tobacco products include quality, advertising, promotion, sampling, price, product recognition, product innovation and distribution.

# WINE

The Company is an established producer of premium varietal and blended wines. CHATEAU STE. MICHELLE and COLUMBIA CREST varietal table wines and DOMAINE STE. MICHELLE sparkling wine are produced by the Company in the state of Washington and marketed throughout the United States. The Company also produces and markets two California premium wines under the labels of VILLA MT. EDEN and CONN CREEK. Approximately 42.5 percent of the Company's wine segment gross sales are made to two distributors, neither of which accounts for more than 28.3 percent of total wine segment gross sales. Substantially all wines are sold through state-licensed distributors with whom the Company maintains satisfactory relationships.

It has been claimed that the use of alcohol beverages may be harmful to health. In 1988, federal legislation was enacted regulating alcohol beverages by requiring health warning notices on alcohol beverages. Effective in 1991, the federal excise tax on wine was increased from $.17 a gallon to $1.07 a gallon for those manufacturers that produce more than 250,000 gallons a year, such as the Company. In recent years at the federal level, proposals were made for additional regulation of alcohol beverages including, but not limited to, an excise tax increase, modification of the required health warning notices and the regulation of labeling, advertising and packaging. Substantially similar proposals will likely be considered in 2005. Also in recent years, increased regulation of alcohol beverages by various states included, but was not limited to, the imposition of higher excise taxes and advertising restrictions. Additional state and local legislative and regulatory actions affecting the marketing of alcohol beverages will likely be considered during 2005. The Company is unable to assess the future effects these regulatory and other actions may have on the sale of its wines.

The Company uses grapes harvested from its own vineyards, as well as grapes purchased from independent growers located in Washington and California and purchases bulk wine from other sources. Total grape tonnage harvested and purchased in 2004 is adequate to meet expected demand.

The Company's principal competition comes from many larger, well-established national and international companies, as well as many smaller wine producers. The Company's principal methods of competition include quality, price, consumer and trade wine tastings, competitive wine judging and advertising. The Company is a minor participant in the total nationwide business of producing wines.

# ALL OTHER OPERATIONS

All Other Operations consists of the Company's international operations, which market moist smokeless tobacco in select markets. Prior to June 18, 2004, All Other Operations also included the cigar operation which manufactured and marketed the premium cigar brands of DON TOMÁS, ASTRAL and HELIX. The cigar operation was transferred to a smokeless tobacco competitor on June 18, 2004, in connection with the agreement to resolve an antitrust action. Neither of the above, singly, constituted a material portion of the Company's operations.

# ADDITIONAL BUSINESS INFORMATION

## Environmental Regulations

Compliance with federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material effect upon the capital expenditures, earnings or competitive position of the Company.

## Number of Employees

The Company's average number of employees during 2004 was 5,100.

## Trademarks

The Company markets consumer products under a large number of trademarks. All of the Company's trademarks either have been registered or applications therefor are pending with the United States Patent and Trademark Office.

## Seasonal Business

No material portion of the business of any operating segment of the Company is seasonal.

## Orders

Backlog of orders is not a material factor in any operating segment of the Company.

# Item 2 — Properties

All of the principal properties in the Company's operations were utilized only in connection with the Company's business operations. The Company believes that the properties described below at December 31, 2004 were suitable and adequate for the purposes for which they were used, and were operated at satisfactory levels of capacity. All principal properties are owned in fee by the Company.

## Smokeless Tobacco Products

The Company owns and operates three principal smokeless tobacco manufacturing and processing facilities located in Franklin Park, Illinois; Hopkinsville, Kentucky; and Nashville, Tennessee.

## Wine

The Company owns and operates seven wine-making facilities — five in Washington state and two in California. In addition, it owns and operates vineyards in Washington state and California.

# Item 3 — Legal Proceedings

The Company has been named in certain health care cost reimbursement/third party recoupment/class action litigation against the major domestic cigarette companies and others seeking damages and other relief. The complaints in these cases on their face predominantly relate to the usage of cigarettes; within that context, certain complaints contain a few allegations relating specifically to smokeless tobacco products. These actions are in varying stages of pretrial activities.

The Company believes that these pending litigation matters will not result in any material liability for a number of reasons, including the fact that the Company has had only limited involvement with cigarettes and the Company's current percentage of total tobacco industry sales is relatively small. Prior to 1986, the Company manufactured some cigarette products which had a *de minimis* market share. From May 1, 1982 to August 1, 1994, the Company distributed a small volume of imported cigarettes and is indemnified against claims relating to those products.

## Smokeless Tobacco Litigation

In *Susan Smith, as Guardian for William Cole Cooper, a Minor v. UST Inc., et al.*, United States District Court for the District of Idaho (Civ.04-170-E-BLW), this action was brought against the Company on behalf of a minor child alleging that his father died of "cancer of the throat" as a result of his use of the Company's smokeless tobacco product. Plaintiff also alleges "addiction" to nicotine and seeks unspecified compensatory damages and other relief.

In *Charles Swanson, et al. v. United States Tobacco Company, et al.*, Circuit Court of Cook County, Illinois, County Department, Chancery Division (No. 97CH004873), this action, which was brought against the Company by individual plaintiffs, purports to state a class action "on behalf of themselves and all other persons similarly situated" alleging that the Company "manipulates the nicotine levels and absorption rates" in its smokeless tobacco products and seeking to recover monetary damages "in an amount not less than the purchase price" of the Company's smokeless tobacco products and certain other relief. The purported class excludes all persons who claim any personal injury as a result of using the Company's smokeless tobacco products.

In *Matthew Vassallo, et al., v. United States Tobacco Company, et al.*, Circuit Court of the 11th Judicial District, Miami-Dade County, Florida (Case No.: 02-28397 CA-20), this purported class action was brought against the Company by six individuals "on behalf of themselves and all others similarly situated" against various smokeless tobacco manufacturers including the Company and certain other organizations for personal injuries, including cancers of the mouth and larynx, oral lesions, leukoplakia, facial disfigurement, gum and tooth loss, fear of cancer, death and depression and other injuries allegedly resulting from the use of defendants' smokeless tobacco products. Plaintiffs also claim nicotine "addiction" and seek unspecified compensatory damages and certain equitable and other relief, including, but not limited to, medical monitoring.

The Company also is named in certain actions in West Virginia brought on behalf of individual plaintiffs against cigarette manufacturers, smokeless tobacco manufacturers, and other organizations seeking damages and other relief in connection with injuries allegedly sustained as a result of tobacco usage, including smokeless tobacco products. Included among the plaintiffs are six individuals alleging use of the Company's smokeless tobacco products and alleging the types of injuries claimed to be associated with the use of smokeless tobacco products; five of the six individuals also allege the use of other tobacco products.

The Company was served with a Summons and Complaint on February 24, 2005 in an action entitled *Kelly June Hill, Executrix and Fiduciary of the Estate of Bobby Dean Hill, et al.v. U.S. Smokeless Tobacco Company*, Connecticut Superior Court, Judicial District of Stamford. This action was brought by a plaintiff individually, as Executrix and Fiduciary of the Estate of Bobby Dean Hill, and on behalf of their minor children for injuries, including "squamous cell carcinoma of the tongue", allegedly sustained by decedent as a result of his use of the Company's smokeless tobacco products. The Complaint also alleges "addiction" to smokeless tobacco. The Complaint seeks compensatory and punitive damages in excess of $15,000 and other relief.

The Company believes, and has been so advised by counsel handling the foregoing cases, that it has a number of meritorious defenses to all such pending litigation. Except as to the Company's willingness to consider alternative solutions for resolving certain regulatory and litigation issues, all such cases are, and will continue to be, vigorously defended.

## Antitrust Litigation

In *In Re: Smokeless Tobacco Antitrust Litigation* (formerly Keystone Tobacco and Mutual Wholesale Services actions consolidated on January 8, 2001), United States District Court for the District of Columbia (Civil Action No.: 1:00CV01415), an action filed on behalf of wholesalers/distributors of the Company's smokeless tobacco products alleging that the Company engaged in conduct that violates the federal antitrust laws, the Company has reached a settlement with more than 550 of its direct purchasing customers (wholesalers and distributors) who are potential class members in this putative class action and who represent more than 88% of the Company's sales volume based on 2002 sales revenue. For those direct purchasing customers who agreed to settle the lawsuit and release all claims against the Company, the Company agreed to delay a planned reduction of its prompt-payment discount terms. The effect of this settlement delayed cost savings in 2003 and had no material adverse effect on the Company's consolidated financial results. In January 2004, the Company made a second settlement offer to those direct purchasers that chose not to settle the litigation in 2003. Direct purchasers that have settled pursuant to the first and second settlement offers represented over 93% of the Company's sales volume based on 2002 sales revenues. In November 2004, the Company entered into a Settlement Agreement with the remaining direct purchasers. The Settlement Agreement has been preliminarily approved by the U.S. District Court for the District of Columbia.

The Company has entered into a settlement with indirect purchasers in the states of Arizona, Florida, Hawaii, Iowa, Mississippi, Nevada, New Mexico, North Carolina, North Dakota, South Dakota, Tennessee, Vermont and West Virginia and in the District of Columbia ("Settlement"). Pursuant to the Settlement, adult consumers will receive coupons redeemable on future purchases of the Company's moist smokeless tobacco products. The Company will pay all administrative costs of the Settlement and attorneys' fees. The Company also intends to pursue settlement, on substantially similar terms, of other indirect purchaser actions not covered by the agreement.

The Company also is named as a defendant in a number of purported class actions in the states of Maine, New Hampshire, New York, Vermont (motion to dismiss pending since indirect purchasers in Vermont are already part of the Settlement described above) and Wisconsin, which are not included in the Settlement described above. In addition, the Company is named in class actions in the states of California and Kansas. Each of these actions are brought by indirect purchasers (consumers and retailers) of the Company's smokeless tobacco products during various periods of time ranging from January 1990 to the date of certification or potential certification of the proposed class. Plaintiffs in those actions allege that, individually and on behalf of putative class members in a particular state or individually and on behalf of class members in the states of California and Kansas, the Company violated the antitrust laws, unfair and deceptive trade practices statutes and/or common law of those states. Plaintiffs seek to recover compensatory and statutory damages in an amount not to exceed $75,000, individually or per putative class member, and certain other relief. The indirect purchaser actions are similar in all material respects.

In *In Re: Massachusetts Smokeless Tobacco Litigation* (formerly the Ayres and Gavin actions consolidated on November 6, 2003 and the Elichalt action consolidated on February 14, 2005), Superior Court of Massachusetts, Suffolk Division (No. 03-5038), on December 7, 2004, the Court granted plaintiffs' motion for class certification, thereby certifying a class of indirect purchasers of the Company's moist smokeless tobacco products in the state of Massachusetts for the period January 1, 1990 to the present.

In *Jon Ren, et al. v. United States Tobacco Company, et al.*, Circuit Court of Michigan, Wayne County (No. 04-406325 CZ), on February 28, 2005, the court approved the Stipulation of Settlement between the Company and all indirect purchasers of the Company's smokeless tobacco products in the states of Michigan and Minnesota. Pursuant to the settlement, adult consumers will receive coupons redeemable on future purchases of the Company's smokeless tobacco products. The Company will pay all administrative costs of the settlement and attorneys' fees.

The Company recorded a charge of $40 million in 2003, which represented the best estimate of the total costs to resolve all indirect purchaser actions.

Each of the foregoing actions is derived directly from the previous antitrust action brought against the Company by its competitor, Conwood Company L.P. For the plaintiffs in the putative class actions to prevail, they will have to obtain class certification to the extent not previously done. All of the plaintiffs in the above actions will have to obtain favorable determinations on issues relating to liability, causation and damages. The Company believes, and has been so advised by counsel handling these cases, that it has meritorious defenses in all such cases. The Company intends to pursue settlement of these indirect purchaser actions on substantially similar terms as the Settlement described above. Except as to the Company's willingness to consider alternative solutions for resolving such cases, all such cases are, and will continue to be, vigorously defended.

## Item 4 — Submission of Matters to a Vote of Security Holders

Not applicable.

## Item 5 — Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") and the Pacific Exchange, Inc. under the symbol "UST". As of January 31, 2005, there were approximately 6,820 stockholders of record of the Company's Common Stock. The table below sets forth the high and low sales prices as reported by the NYSE Composite Tape and the cash dividends per share declared in each quarter and the year of fiscal years 2004 and 2003.

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | High | Low | Cash Dividends | High | Low | Cash Dividends |
| First Quarter | **$38.98** | **$34.00** | **$ .52** | $34.82 | $26.73 | $ .50 |
| Second Quarter | **39.00** | **35.35** | **.52** | 37.79 | 26.90 | .50 |
| Third Quarter | **40.71** | **35.66** | **.52** | 36.64 | 31.62 | .50 |
| Fourth Quarter | **48.97** | **39.56** | **.52** | 36.52 | 33.54 | .50 |
| Year | **$48.97** | **$34.00** | **$2.08** | $37.79 | $26.73 | $2.00 |

(c) The following table presents the monthly share repurchases during the quarter ended December 31, 2004:

| | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of the Repurchase Programs[1] | Maximum Number of Shares that May Yet Be Purchased Under the Repurchase Programs[1] |
|---|---|---|---|---|
| October (10/1/2004 - 10/31/2004) | 281,200 | $40.48 | 281,200 | 3,288,689 |
| November (11/1/2004 - 11/30/2004) | 312,600 | $43.53 | 312,600 | 2,976,089 |
| December (12/1/2004 - 12/31/2004) | 1,324,100 | $47.29 | 1,324,100 | 21,651,989 |
| Total | 1,917,900 | $45.67 | 1,917,900 | |

(1) In October 1999, the Company's Board of Directors authorized a program to repurchase shares of its outstanding common stock up to a maximum of 20 million shares. There is currently no stated expiration date for this program. In December 2004, the Company's Board of Directors authorized a new program to repurchase up to 20 million shares of its outstanding common stock. Repurchases under this new program will commence when repurchases under the existing program have been completed.

## CONSOLIDATED SELECTED FINANCIAL DATA — FIVE YEARS

(Dollars in thousands, except per share amounts)

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Summary of Operations for the year ended December 31** | | | | | |
| Net sales | **$1,838,238** | $1,731,862 | $1,674,403 | $1,619,186 | $1,503,016 |
| Cost of products sold (includes excise taxes) | **412,641** | 384,487 | 358,931 | 344,360 | 327,216 |
| Selling, advertising and administrative expenses | **513,570** | 470,740 | 447,709 | 435,478 | 416,024 |
| Antitrust litigation | **(582)** | 280,000 | 1,260,510 | — | — |
| Operating income (loss) | **912,609** | 596,635 | (392,747) | 839,348 | 759,776 |
| Interest, net | **75,019** | 76,905 | 46,146 | 33,765 | 34,288 |
| Earnings (loss) from continuing operations before income taxes | **837,590** | 519,730 | (438,893) | 805,583 | 725,488 |
| Income tax expense (benefit) | **299,538** | 197,681 | (170,980) | 309,876 | 279,018 |
| Earnings (loss) from continuing operations | **538,052** | 322,049 | (267,913) | 495,707 | 446,470 |
| Loss from discontinued operations (including income tax effect) | **(7,215)** | (3,260) | (3,556) | (4,105) | (4,584) |
| Net earnings (loss) | **$ 530,837** | $ 318,789 | $ (271,469) | $ 491,602 | $ 441,886 |
| **Per Share Data** | | | | | |
| Basic earnings (loss) per share: | | | | | |
| Earnings (loss) from continuing operations | **$3.26** | $1.93 | $(1.59) | $3.02 | $2.74 |
| Loss from discontinued operations | **(.05)** | (.02) | (.02) | (.03) | (.03) |
| Basic earnings (loss) per share | **3.21** | 1.91 | (1.61) | 2.99 | 2.71 |
| Diluted earnings (loss) per share: | | | | | |
| Earnings (loss) from continuing operations | **3.23** | 1.92 | (1.59) | 2.99 | 2.73 |
| Loss from discontinued operations | **(.04)** | (.02) | (.02) | (.02) | (.03) |
| Diluted earnings (loss) per share | **3.19** | 1.90 | (1.61) | 2.97 | 2.70 |
| Dividends per share | **2.08** | 2.00 | 1.92 | 1.84 | 1.76 |
| Market price per share: | | | | | |
| High | **$48.97** | $37.79 | $41.35 | $36.00 | $28.88 |
| Low | **34.00** | 26.73 | 25.30 | 23.38 | 13.88 |
| **Financial Condition at December 31** | | | | | |
| Current assets | **$1,173,133** | $1,247,966 | $2,291,267 | $ 891,959 | $ 691,405 |
| Current liabilities | **618,873** | 521,093 | 1,462,442 | 222,462 | 172,872 |
| Working capital | **554,260** | 726,873 | 828,825 | 669,497 | 518,533 |
| Ratio of current assets to current liabilities | **1.9:1** | 2.4:1 | 1.6:1 | 4:1 | 4:1 |
| Total assets | **1,659,483** | 1,726,494 | 2,765,275 | 2,011,702 | 1,646,399 |
| Long-term debt | **840,000** | 1,140,000 | 1,140,000 | 862,575 | 865,875 |
| Total debt | **1,140,000** | 1,140,000 | 1,140,000 | 865,875 | 869,175 |
| Stockholders' equity (deficit) | **9,565** | (115,187) | (46,990) | 581,062 | 270,572 |
| **Other Data** | | | | | |
| Stock repurchased | **$200,031** | $150,095 | $ 50,262 | $ — | $ 97,470 |
| Dividends paid | **$344,128** | $332,986 | $324,233 | $303,277 | $287,009 |
| Dividends paid as a percentage of net earnings | **64.8%** | 104.5% | N/M | 61.7% | 65.0% |
| Return on net sales | **28.9%** | 18.4% | N/M | 30.4% | 29.4% |
| Return on average assets | **31.4%** | 14.2% | N/M | 26.9% | 33.2% |
| Return on average stockholders' equity | **N/M** | N/M | N/M | 115.4% | 187.5% |
| Average number of shares (in thousands) — basic | **165,164** | 166,572 | 168,786 | 164,250 | 163,181 |
| Average number of shares (in thousands) — diluted | **166,622** | 167,376 | 168,786 | 165,682 | 163,506 |

**N/M: Not meaningful due to net loss and/or average stockholders' deficit.**

**See Management's Discussion and Analysis and Notes to Consolidated Financial Statements.**

# Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations

UST

## MANAGEMENT'S DISCUSSION AND ANALYSIS

*The following discussion and analysis of the Company's consolidated results of operations and financial condition should be read in conjunction with the consolidated financial statements and notes thereto, included in Part II, Item 8 of this Form 10-K. Herein the Company makes forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under "Cautionary Statement Regarding Forward-Looking Information" on page 27.*

## Overview

UST Inc. is a holding company for its wholly-owned subsidiaries: U.S. Smokeless Tobacco Company and International Wine & Spirits Ltd. Through its largest subsidiary, U.S. Smokeless Tobacco Company, the Company is a leading manufacturer and marketer of moist smokeless tobacco products including brands such as Copenhagen, Skoal, Rooster, Red Seal and Husky. Through International Wine & Spirits Ltd., the Company produces and markets premium wines sold nationally under the Chateau Ste. Michelle, Columbia Crest, Conn Creek, Villa Mt. Eden and Red Diamond labels, and sparkling wine under the Domaine Ste. Michelle label.

The Company conducts its business principally in the United States. The Company's operations are divided primarily into two segments, Smokeless Tobacco and Wine. The Company's smokeless tobacco international operations, which are not significant, are not included in these two segments and are reported under All Other Operations.

The Company's objective in the smokeless tobacco segment is to continue to grow the moist smokeless tobacco category by building awareness and social acceptability of smokeless tobacco products among adults. A key to the Company's growth and profitability is attracting growing numbers of adult smokers, as every 1 percent of adult smokers who convert to moist smokeless tobacco represents a 10 percent increase in the segment's adult consumer base. Although the Company remains dedicated to its strategic priorities of improving the value equation for adult consumers, the Company continues to increase its one-on-one marketing efforts focused increasingly on new adult consumers. In addition to advertising initiatives focused on category growth, the Company has begun an advertising campaign late in 2004 to promote the convenience of smokeless tobacco relative to cigarettes.

The Company continues to effectively compete in the moist smokeless tobacco category by offering products in every category segment. Product innovation remains a crucial element of the segment's success, evidenced by the fact that 9.4 percent of total sales volume in 2004 came from products introduced in the last three years. The Company's tobacco segment has 30 products and packaging initiatives in development, covering both potential core product launches and possible breakthrough innovations.

Consistent with the wine segment's strategic vision, the Company is committed to becoming a leader in the super-premium wine segment, to elevate Washington state wines to the quality and prestige of the top wine regions of the world, and to be known for superior products, innovation and customer focus. As a result, the Company remains focused on the continued expansion of its sales force and category management staff to broaden the distribution of its wine in the domestic market, especially in certain account categories such as restaurants. Sustained growth in the wine segment will also be dependent on the successful introduction of new products and extension of existing product lines, particularly for the Red Diamond brand's extension to all distribution channels worldwide.

In connection with an agreement to resolve an action brought under the antitrust laws by a smokeless tobacco competitor, the Company transferred its cigar operation to such competitor on June 18, 2004. Results for this operation and the effects of its disposal are included within Discontinued Operations, with results for 2003 and 2002 reclassified to conform to the 2004 presentation. The Company's cigar operation had previously been reported as a component of All Other Operations.

The Company reported record results in net sales, net earnings and diluted earnings per share for the year ended December 31, 2004 despite continued competitive pricing pressures in the smokeless tobacco and wine industries. These achievements resulted in part from the Company's strategic initiatives aimed at accelerating growth in the moist smokeless tobacco category and at strengthening and expanding the Company's wine business.

## Results of Operations

### CONSOLIDATED RESULTS

| | (Dollars in thousands, except per share data) | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Net sales | **$1,838,238** | $1,731,862 | $1,674,403 |
| Net earnings (loss) | **530,837** | 318,789 | (271,469) |
| Basic earnings (loss) per share | **3.21** | 1.91 | (1.61) |
| Diluted earnings (loss) per share | **3.19** | 1.90 | (1.61) |

### 2004 compared with 2003

*Consolidated net sales and net earnings for the year ended December 31, 2004 were $1.838 billion and* $530.8 million, respectively, which represented a 6.1 percent and 66.5 percent increase from the comparable measures in 2003. The consolidated net sales increase in 2004 was primarily due to higher selling prices and a slight increase in unit volume for moist smokeless tobacco products, as well as improved case volume for premium wine. Consolidated net earnings increased in 2004 as a result of the favorable net sales variance and a pretax charge of $280 million recorded in 2003 related to the resolution of certain antitrust actions, partially offset by higher costs and expenses, including spending in 2004 on initiatives for category growth in the Smokeless Tobacco segment and for increased distribution in the Wine segment.

The $280 million pretax charge related to the following: (1) the resolution of an antitrust action brought by a smokeless tobacco competitor, Swedish Match North America, Inc. ("Swedish Match"), (2) an agreement for a proposed resolution of antitrust actions, subject to court approval, by indirect purchasers in certain states and the District of Columbia, and (3) the decision to settle other indirect purchaser actions not covered by such agreement. The settlement agreement in the smokeless tobacco competitor action required the Company to pay $200 million and transfer its cigar operation to Swedish Match during 2004. Included in the $280 million above was a charge of $40 million reflecting the fair value of the cigar operation, which approximated its book value at that time. Also included in the $280 million above, the Company recorded a charge of $40 million, which represented the best estimate of the total costs to resolve all indirect purchaser actions. The proposed settlement of the indirect purchaser actions covered by the subject agreement required the Company to issue coupons to adult consumers redeemable on future purchases of its moist smokeless tobacco products, as well as pay all administrative costs and attorneys' fees. The Company continues to pursue settlement, on substantially similar terms, of other indirect purchaser actions not covered by this agreement. See Contingencies note to the Consolidated Financial Statements for additional details.

The consolidated gross margin percentage remained level in 2004 at 77.6 percent, primarily as a result of higher selling prices for moist smokeless tobacco products and the impact of a 2003 inventory write-down of $11.7 million at F.W. Rickard Seeds, Inc. ("Rickard Seeds"), a second-tier subsidiary within the Smokeless Tobacco segment. This was substantially offset by higher case volume for wine, which realizes lower margins than moist smokeless tobacco products, and a slight shift in moist smokeless tobacco mix from premium to price value products.

Selling, advertising and administrative ("SA&A") expenses increased 9.1 percent to $513.6 million in 2004 primarily due to a $15.9 million reduction in expense for the Company's incentive compensation (bonus) fund, partially offset by $4.2 million in other SA&A charges, both of which were recorded in 2003 for Rickard Seeds. SA&A expenses also increased in 2004 as a result of incremental spending for direct selling and advertising initiatives in the Smokeless Tobacco segment in connection with the Company's plan to grow the smokeless tobacco category, and higher administrative expenses. The SA&A variance was also impacted by a $4.4 million charge recorded in 2003, related to the bankruptcy filing of a significant smokeless tobacco customer. Corporate expenses increased in 2004 due to higher professional fees, salaries and related costs and other administrative expenses, offset by lower legal spending.

The Company's SA&A expenses include legal expenses, which incorporate, among other things, costs of administering and litigating product liability claims. For the years ended December 31, 2004 and 2003, outside legal fees and other internal and external costs incurred in connection with administering and litigating product liability claims were $9.5 million and $8.9 million, respectively. These costs reflect a number of factors, including the number of claims, and the legal and regulatory environments affecting the Company's products. The Company expects these factors to be the primary influence on its future costs of administering and litigating product liability claims. The Company does not expect these costs to increase significantly in the future; however, it is possible that adverse changes in the aforementioned factors could have a material adverse effect on such costs, as well as on results of operations and cash flows in the periods such costs are incurred.

The Company reported operating income of $912.6 million in 2004, representing 49.6 percent of consolidated net sales.

Net interest expense decreased $1.9 million, primarily as a result of higher income from cash equivalent investments, resulting from both higher interest rates and higher levels of investments in 2004.

The Company recorded income tax expense of $299.5 million in 2004. Various income tax audits by the Internal Revenue Service and other taxing authorities were completed and settled during 2004. Taking into consideration the results of these settlements, as well as the expiration of certain statutes of limitations and changes in facts and circumstances, the Company reversed income tax accruals of $20 million, net of federal income tax benefit, in 2004. The Company's effective tax rate decreased to 35.8 percent for the year ended December 31, 2004, from 38 percent for the year ended December 31, 2003, primarily as a result of the reversal of these accruals.

Basic and diluted earnings per share for 2004 were $3.21 and $3.19, respectively, which reflected a corresponding increase of 68.1 percent and 67.9 percent over each of the comparative measures in 2003. Basic and diluted shares outstanding were lower in 2004 than in 2003, primarily as a result of share repurchases, partially offset by the exercise of stock options.

Net earnings for 2004 included an after-tax loss of $7.2 million from discontinued operations compared to an after-tax loss of $3.3 million in 2003. Discontinued operations reflect the results of the Company's cigar operation, which was transferred to a smokeless tobacco competitor on June 18, 2004, in connection with the agreement to resolve an antitrust action. The 2004 after-tax loss included a loss from cigar operations and the recognition of expenses, including a $3.9 million accrual for income tax contingencies, as well as severance and transaction costs, partially offset by the recognition of the difference between the fair value charge recorded in 2003 and the book value of the entity transferred in 2004. See the Discontinued Operations note to the Consolidated Financial Statements for additional details.

## 2003 compared with 2002

In 2003, consolidated net sales increased 3.4 percent to $1.732 billion, net earnings were $318.8 million, and basic and diluted earnings per share amounted to $1.91 and $1.90, respectively. In 2002, the Company reported a net loss of $271.5 million and basic and diluted loss per share of $1.61. Included in 2002 results was a $1.261 billion pretax charge, resulting from a judgment against the Company in an antitrust case. The charge was recorded, due to the exhaustion of the Company's appeal remedies, when the United States Supreme Court declined to hear the Company's appeal. The consolidated net sales increase for 2003 included higher selling prices and stable unit volume for moist smokeless tobacco products as well as improved sales for the Company's international operations, partially offset by lower sales for wine products.

The consolidated gross margin percentage decreased in 2003 to 77.8 percent, primarily as a result of the Rickard Seeds inventory charge, higher unit cost for moist smokeless tobacco products and a continued shift in moist smokeless tobacco product mix from premium to price value. These factors were partially offset by higher moist smokeless tobacco product selling prices, including promotional units, and improved trends in the Company's international operations.

Consolidated SA&A expenses increased 5.1 percent to $470.7 million in 2003, primarily as a result of higher salaries and related costs, principally pension expense, and higher Smokeless Tobacco segment direct selling and advertising spending. SA&A expenses also increased due to the absence of the 2002 one-time adjustment of $5.6 million due to a change in the Company's vacation policy, a $4.4 million charge related to the bankruptcy filing of a significant wholesale customer in 2003, and the non-inventory portion of the Rickard Seeds charge in 2003. Partially offsetting these amounts were the absence of bonding costs associated with the Company's resolved antitrust litigation and lower expenses for the Company's incentive compensation (bonus) fund, resulting from the aforementioned reduction to offset the Rickard Seeds charge. The change in vacation policy specifically related to a revision of the period in which vacation was earned by employees, and as a result of the change, no accrual was necessary.

For the years ended December 31, 2003 and 2002, outside legal fees and other internal and external costs incurred in connection with administering and litigating product liability claims were $8.9 million and $22.9 million, respectively. These costs reflect a number of factors, including the number of claims, and the legal and regulatory environment affecting the Company's products.

The Company reported operating income of $596.6 million in 2003, representing approximately 34.5 percent of consolidated net sales.

Net interest expense increased $30.8 million, primarily as a result of lower income from cash investments and higher average debt outstanding, as well as a slightly higher average interest rate on such debt.

The Company recorded income tax expense of $197.7 million in 2003 at an effective tax rate of 38 percent versus an income tax benefit of $171 million, due to the net loss, at an effective tax rate of 39 percent in 2002.

Basic and diluted shares outstanding were lower in 2003, primarily as a result of share repurchases, partially offset by the exercise of stock options.

Net earnings for 2003 and 2002 included after-tax losses of $3.3 million and $3.6 million, respectively, from discontinued operations. Discontinued operations in 2003 and 2002 reflect the reclassified results of the Company's cigar operation, which had previously been reported as a component of All Other Operations.

## Smokeless Tobacco Segment

| | (Dollars in thousands) | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Net sales | **$1,575,254** | $1,504,893 | $1,447,093 |
| Operating profit (loss) | **897,991** | 585,910 | (408,675) |

### 2004 compared with 2003

Net sales for the Smokeless Tobacco segment increased 4.7 percent to $1.575 billion and accounted for 85.7 percent of 2004 consolidated net sales. This increase was primarily attributable to higher selling prices and slightly higher net unit volume for moist smokeless tobacco products. In addition, the 2004 increase in net sales included lower cash discounts partially offset by increased sales incentive spending. This spending included costs associated with the Company's new brand-building customer incentive plan, the STEPS Rewards program, partially offset by a decrease in other discounting initiatives, primarily retail buydowns. Overall, full year net unit volume for moist smokeless tobacco products increased 0.8 percent in 2004 to 641.3 million cans, while net unit volume increased 1 percent to 158.8 million cans in the fourth quarter, as compared to the corresponding 2003 periods. The increased unit volume included a slight shift in product mix from premium products to price value products. Dry snuff products accounted for less than one percent of segment net sales and unit volume.

Premium unit volume results include net can sales for standard products, which consist of straight stock, on-pack and value pack products, along with can sales for pre-pack promotional products. Straight stock refers to single cans of premium smokeless tobacco sold at wholesale list prices. On-pack products are single or multiple can packages sold at wholesale list prices accompanied by a free premium giveaway item, such as a multi-purpose tool or work gloves. Value packs, which were introduced to more effectively compete for and retain value-conscious adult consumers, are multiple can packages sold at everyday low prices that are lower than standard wholesale list prices for straight stock products. Pre-pack promotions refer to those products that are bundled and packaged in connection with a specific promotional pricing initiative for a limited period of time, such as "multiple cans offered at a reduced price." Overall, net unit volume for premium products declined 1.2 percent in 2004, primarily as a result of a 31 percent reduction in pre-pack promotional volume, compared to the prior year, partially offset by a 0.3 percent increase in net unit volume for standard products. Approximately 40 percent, or 3 million cans, of the reduction in pre-pack promotional volume was due to the absence of a 15-gram can test, which took place in the fourth quarter of 2003. The Company believes this was offset by some customers increasing inventories in the fourth quarter of 2004 in advance of the January 1, 2005 price increase for premium products. Although the net effect is not significant to the improved volume trend in 2004, it could have a modest negative effect on trend results in the first quarter of 2005. Pre-pack premium promotional unit volume represented approximately 3.2 percent of 2004 premium net unit volume, versus 4.5 percent in 2003. The increased net unit volume for standard premium products included higher value pack can sales, which now represent approximately 1.5 percent of total premium net unit volume, compared to 0.6 percent in 2003.

Net unit volume for price value products increased by 20.2 percent in 2004 compared to 2003. These net unit volume results included higher pre-pack promotional unit volume, mainly due to the introduction of the Company's sub-price value product, Husky, and the promotion of the Company's traditional price value product, Red Seal. Red Seal and Husky accounted for approximately 11.1 percent of 2004 total moist smokeless tobacco net unit volume, as compared to 9.3 percent in 2003.

The Company's 2004 net unit volume growth can be attributed, in part, to its successful new product introductions in both the premium and price value product categories, despite aggressive price value competition within the moist smokeless tobacco category. Net can sales for 2004 included approximately 60.1 million cans of new products launched within the last three years, representing 9.4 percent of total moist smokeless tobacco unit volume. These new products included Skoal Long Cut Apple Blend, Skoal Long Cut Vanilla Blend, Skoal Long Cut Berry Blend, Skoal and Copenhagen Pouches, two new Red Seal products and Husky.

The Company's Retail Activity Data Share & Volume Tracking System (RAD-SVT), which measures shipments to retail, indicated that for the year-to-date period ended December 25, 2004, total moist smokeless tobacco category retail shipments increased 5.9 percent over the similar prior year period, on a can-volume basis. Although the Company's share of total category declined 2.8 percentage points to 69.3 percent, the Company's retail shipments on a can-volume basis increased 1.8 percent from the similar prior year period. The premium segment's decline moderated to 0.8 percent, while the Company's premium net volume decreased 0.2 percent in the corresponding period. The moist smokeless tobacco category's value segments, which include traditional price value and sub-price value, increased 24.5 percent during the same period, with the Company's net volume of combined traditional price value and sub-price value increasing 18.8 percent over the comparative period. The 2003 RAD-SVT data, which is used in the above comparisons, has been restated in order to improve the overall reporting accuracy of the information by incorporating refinements to the projection methodology. RAD-SVT information is provided as an indication of current domestic moist smokeless tobacco trends from wholesale to retail and is not intended as a basis for measuring the Company's financial performance. This information can vary significantly from the Company's actual results due to the fact that the Company reports net shipments to wholesale, while RAD-SVT measures shipments from wholesale to retail. In addition, differences in the time periods measured, as well as new product introductions and promotions affect comparisons of the Company's actual results to those from RAD-SVT.

Cost of products sold increased 3.6 percent in 2004, primarily as a result of higher unit costs and slightly higher net unit volume for moist smokeless tobacco products, along with a $1 million charge recorded in connection with the recently enacted tobacco quota buyout legislation. These factors were partially offset by the net impact of the difference between the current and prior year charges taken in connection with inventory at Rickard Seeds. The increased moist smokeless tobacco unit costs were primarily the result of higher packaging costs, as well as higher salaries and related costs for direct labor and higher overhead.

Gross profit increased 4.9 percent in 2004 compared to the similar 2003 period. This increase was primarily the result of higher selling prices and slightly higher net unit volume for moist smokeless tobacco products, partially offset by the aforementioned cost of products sold variance. The gross profit percentage remained level in 2004 at 83.6 percent as a result of these factors and the aforementioned shift in product mix, which included higher unit volume for price value and lower unit volume for premium products.

Selling and advertising expenses increased 13.9 percent in 2004 compared to 2003. This increase was primarily attributable to higher spending on one-on-one marketing efforts to adults and various marketing, print media and sales initiatives associated with promoting the moist smokeless tobacco category. Selling and advertising expenses in 2004 also included increased costs associated with the Company's retail shelving systems used in promoting the moist smokeless tobacco category's products. The increased selling and advertising expenses, which were in line with the Company's plans to increase moist smokeless tobacco category growth, were partially offset by lower spending associated with a customer sales alliance program, which was replaced with the aforementioned STEPS Rewards program in early 2004. Indirect selling expenses were higher in 2004 compared to 2003, primarily as a result of higher costs associated with the implementation of the Company's moist smokeless tobacco category growth plans, which included the effect of headcount additions related to one-on-one adult marketing efforts. Administrative and other expenses increased during 2004, primarily as a result of the aforementioned 2003 reduction in the incentive compensation (bonus) fund of $15.9 million and higher spending to address proposed regulatory issues in 2004, partially offset by a $4.4 million charge recorded in 2003 related to the bankruptcy filing of a significant wholesale customer, the non-inventory charge of $4.2 million in 2003 related to Rickard Seeds, and lower legal and other professional fees in 2004.

Included in 2003 segment results was the $280 million charge associated with the resolution of an antitrust action brought by a smokeless tobacco competitor, an agreement to resolve antitrust actions by indirect purchasers in certain states and the District of Columbia, and the decision to settle, on substantially similar terms, other indirect purchaser antitrust actions not covered by the agreement. In 2004, certain states' actions were resolved. As a result of these resolutions, the Company recognized a favorable pretax adjustment. Also in 2004, the Company recorded a pretax charge for costs associated with the resolution of the remainder of the smokeless tobacco direct purchaser antitrust actions. The net impact of these adjustments is reported in "antitrust litigation" on the Consolidated Statement of Operations. See the Contingencies note to the Consolidated Financial Statements for additional details.

As a result of the aforementioned factors, segment operating profit in 2004 was $898 million, representing an increase of 53.3 percent from 2003.

## 2003 compared with 2002

Net sales for the Smokeless Tobacco segment increased 4 percent to $1.505 billion and accounted for 86.9 percent of 2003 consolidated net sales as higher selling prices for moist smokeless tobacco products and higher net unit volume for price value products were partially offset by lower net unit volume for premium products. Dry snuff products accounted for less than one percent of segment net sales and unit volume.

Overall, moist smokeless tobacco net unit volume for the year was stable at 636.1 million cans. A decline in net unit volume for premium moist smokeless tobacco products was offset by increased net unit volume for non-premium products. Despite higher returned goods and aggressive sub-price value competition within the moist smokeless category, the Company's 2003 net unit volume remained stable, which can be attributed in part to its successful new product program and increased promotional activity. Net can sales for the full year included approximately 43.6 million cans of new products launched within the last three years, representing 6.9 percent of total moist smokeless tobacco unit volume. These new products included Skoal Long Cut Vanilla Blend, Skoal Long Cut Berry Blend, Skoal and Copenhagen Pouches and two new Red Seal products, Long Cut Mint and Long Cut Natural. Promotional unit volume included approximately 3 million 15-gram promotional cans, as the Company began testing the viability of various can sizes. Unit volume for Red Seal, the Company's primary non-premium product, increased 17.5 percent in 2003 and represented 9.1 percent of the Company's total moist smokeless tobacco unit volume. The increased returned goods in 2003 were primarily the result of cans associated with Copenhagen and Skoal Pouches, along with executional issues associated with Skoal Winterblend, which was a seasonal flavor sold promotionally in the fourth quarter of 2002.

RAD-SVT indicated that for the year-to-date period ended December 27, 2003, on a can-volume basis, total category shipments increased 3.7 percent over the corresponding 2002 period. The premium segment declined 3 percent and the price value segment increased 28.2 percent during the same period. The Company's total share declined 3.3 percentage points to 72.2 percent versus 2002. The 2003 and 2002 RAD-SVT data, which is used in the above comparisons, has been restated in order to improve the overall reporting accuracy of the information by incorporating refinements to the projection methodology. Since the incidence of oral tobacco use by members of the military tends to be significantly higher than that of the broad adult population, the movement of armed forces personnel stationed in the U.S., particularly reservists, to the Middle East had a negative impact on RAD-SVT results since it only measures domestic shipments to retailers.

Cost of products sold increased 11.9 percent in 2003, primarily as a result of the $11.7 million charge taken in connection with Rickard Seeds, as well as higher unit costs for moist smokeless tobacco products. The increased unit costs were primarily the result of higher leaf tobacco costs, as well as higher salaries and related costs for both direct labor and overhead.

Gross profit increased 2.6 percent compared to the similar 2002 period. This increase was primarily the result of higher selling prices for moist smokeless tobacco products, partially offset by the aforementioned cost of products sold increases. The gross profit percentage decreased slightly in 2003 to 83.5 percent as a result of these factors and the aforementioned change in product mix, which included higher unit volume for price value and lower unit volume for premium products.

Selling and advertising expenses increased 7.3 percent in 2003, compared to the corresponding 2002 period. This increase was primarily attributable to higher spending on print media and various marketing and sales initiatives associated with the introduction of Copenhagen and Skoal Pouches. Indirect selling expenses were higher in 2003 due to increased salaries and related costs, which include the effect of higher pension expense. Administrative and other expenses decreased during 2003, primarily as a result of the absence of bonding costs recorded in 2002, associated with the Company's resolved antitrust litigation, and the aforementioned 2003 reduction in the incentive compensation (bonus) fund. These factors were partially offset by a $4.4 million charge recorded in 2003, related to the bankruptcy filing of a significant wholesale customer, the absence of the aforementioned 2002 reversal of a benefit accrual and the non-inventory portion of the 2003 Rickard Seeds charge.

Also included in 2003 segment results was the $280 million charge associated with the resolution of an antitrust action brought by a smokeless tobacco competitor, an agreement to resolve antitrust actions by indirect purchasers in certain states and the District of Columbia, and the decision to settle, on substantially similar terms, other indirect purchaser antitrust actions not covered by the agreement.

As a result of the foregoing factors, segment operating profit in 2003 was $585.9 million. The segment reported an operating loss of $408.7 million in 2002, due to a $1.261 billion pretax charge, resulting from a judgment against the Company in an antitrust case.

## Wine Segment

| | (Dollars in thousands) | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Net sales | **$226,650** | $194,905 | $203,541 |
| Operating profit | **32,382** | 24,341 | 30,111 |

### 2004 compared with 2003

Wine segment net sales increased 16.3 percent to $226.7 million and represented 12.3 percent of 2004 consolidated net sales. The net sales increase was primarily the result of increased premium case volume versus the prior year, as the Company increased distribution through the expansion of its sales force. Case volume results for the Company's two leading brands were strong as Chateau Ste. Michelle increased 11.9 percent and Columbia Crest increased 12.8 percent from 2003 levels. These two leading brands accounted for 31.9 percent and 44.5 percent of the Company's total 2004 premium case volume, respectively. Sales in 2004 were positively impacted as a result of increased media acclaim and editorial coverage in 2004, including recognition of Ste. Michelle Wine Estates as the "2004 American Winery of the Year," awarded by *Wine Enthusiast* magazine. Exceptional wine ratings in 2004 for more than double the varietals achieving the same level of ratings in 2003 also contributed to the increase in net sales for 2004. The Stimson Lane Ltd. company name was changed in 2004 to Ste. Michelle Wine Estates, which the Company believes increased the market visibility for its Chateau Ste. Michelle brands. The increase in net sales in 2004 was also partially attributable to the success of new products, especially Red Diamond, and certain product line extensions. The net sales and case volume results in 2003 were adversely affected by a combination of factors in the marketplace, including increased price competition caused by the oversupply of grapes, cheaper imported wines and a relatively weak economy.

Segment cost of products sold in 2004 increased 14.6 percent from 2003, primarily as a result of increased case volume for Chateau Ste. Michelle, Columbia Crest and Red Diamond brands. The gross profit percentage increased slightly in 2004, primarily as a result of a shift in total case sales towards higher priced varietals.

During 2004, selling, advertising and administrative expenses were $53.5 million, representing an increase of 12 percent from 2003. Selling and advertising expenses increased predominantly as a result of increased selling, media and point of sale costs, which were in line with the Company's distribution growth initiatives, partially offset by lower public relations spending in 2004. Indirect selling expenses increased primarily as a result of higher salaries and related costs due to a continued sales force expansion aimed at broadening distribution of the Company's wines throughout the domestic market. In 2004, distribution gains were achieved in the restaurant, club store and grocery chain segments of the market as a result of the sales force expansion. Administrative and other spending was higher in 2004 primarily due to an unfavorable market adjustment of $1 million related to a property sold in December 2004, along with the impact of the segment's share of the reduction in the incentive compensation (bonus) fund in 2003 related to the aforementioned Rickard Seeds adjustment.

As a result of the above mentioned factors, Wine segment operating profit increased 33 percent to $32.4 million in 2004.

## 2003 compared with 2002

Wine segment net sales decreased 4.2 percent to $194.9 million and represented 11.2 percent of 2003 consolidated net sales. The net sales decline was primarily the result of a shift in product mix towards new premium wines sold at lower prices as well as promotional pricing on other selected premium wines. Premium case volume results slightly offset the impact of these factors as it increased 0.4 percent from the prior year. The net sales and case volume results in 2003 were adversely affected by a combination of economic factors in the marketplace. Case volume results for the Company's two leading brands were varied as Chateau Ste. Michelle increased 7.5 percent and Columbia Crest decreased 4.3 percent from 2002 levels. These two leading brands accounted for 32.7 percent and 45.2 percent of the Company's total 2003 case volume, respectively. Although 2003 Columbia Crest case volume compared unfavorably to 2002 case volume, which included strong shipments driven by critical acclaim on its Grand Estates Chardonnay, fourth quarter shipments received a positive boost when the December 2003 issue of *Wine Spectator* gave strong reviews to some of the Columbia Crest reserve wines.

Segment cost of products sold decreased 2.1 percent, primarily as a result of continued cost reduction efforts and a shift in mix to lower cost products. The gross profit percentage decreased in 2003, primarily as a result of the lower selling prices on selected wines.

During 2003, selling, advertising and administrative expenses approximated 2002 levels. Selling and advertising expenses decreased due to lower media advertising, as wine consumers were generally price and promotion driven in 2003 rather than loyal to established brands. In response, the Company reallocated a portion of its selling and advertising budget to price and promotional activities. Indirect selling expenses increased primarily as a result of higher salaries and related costs due to sales force expansion and increases in benefits expenses. The sales force expansion was targeted at increasing distribution of the Company's wines throughout the domestic market. In 2003, distribution gains were achieved in the restaurant and grocery chain segments of the market as a result of the initial sales force expansion. Administrative and other spending was higher in 2003 due to increased insurance costs, professional fees and other administrative spending, and a $1 million gain recorded in 2002 on the sale of an underutilized facility, partially offset by the segment's share of the 2003 reduction in the incentive compensation (bonus) fund.

As a result of the foregoing factors, segment operating profit decreased 19.2 percent to $24.3 million in 2003.

## All Other Operations

| | (Dollars in thousands) | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Net sales | **$36,334** | $32,064 | $23,769 |
| Operating profit | **10,266** | 7,962 | 1,781 |

### 2004 compared with 2003

Net sales for All Other Operations increased 13.3 percent to $36.3 million and accounted for 2 percent of consolidated net sales in 2004. The increase in net sales was primarily the result of higher unit volume for moist smokeless tobacco products sold by the Company's international operations. In addition, the increase also included the impact of a favorable foreign exchange rate. The gross margin percentage for All Other Operations increased slightly in 2004 as compared to 2003, with comparative increases in cost of sales also related to higher volume and a favorable foreign exchange rate. All Other Operations reported an operating profit of $10.3 million for 2004, which represents an increase of 28.9 percent from 2003. The results for the cigar business, previously reported in All Other Operations, have been reflected as discontinued operations for all periods presented, and have therefore been eliminated from the results reflected above.

### 2003 compared with 2002

Net sales for All Other Operations increased 34.9 percent to $32.1 million and accounted for 1.9 percent of consolidated net sales in 2003. The increase in net sales was mainly driven by higher moist smokeless tobacco sales in the Company's international operations associated with a new 15-gram can, which provides more favorable pricing at retail, and the launch of Skoal Long Cut Berry Blend. In addition, the increase also included the impact of a favorable foreign exchange rate. All Other Operations reported an operating profit of $8 million in 2003 compared to an operating profit of $1.8 million in the corresponding 2002 period.

## Discontinued Operations

Net earnings for 2004 included after-tax losses of $7.2 million from discontinued operations compared to losses of $3.3 million in 2003 and $3.6 million in 2002. Discontinued operations reflected the results of the Company's cigar operation, which was transferred to a smokeless tobacco competitor in 2004, in connection with the agreement to resolve an antitrust action. See Discontinued Operations note to the consolidated financial statements for more details.

## Outlook

The Company's objective is to continue to grow the moist smokeless tobacco category by building awareness and social acceptability of smokeless tobacco products among adults. In 2004, the Company expanded its efforts to accelerate growth in this category by spending an additional $24 million on product innovation and programs to reach out to new adult consumers, primarily adult smokers. A notable initiative to drive category growth is the Company's one-on-one adult marketing program which introduces potential adult customers to the moist smokeless tobacco category through adult-only facilities. In addition, the Company began an advertising campaign late in the year, which promotes the convenience of the moist smokeless tobacco category relative to cigarettes. The investment in such product innovation and programs, combined with positive external factors, contributed to the strong results for the Company in 2004, and, as such, the Company continues to focus its strategy on moist smokeless tobacco category growth. The Company continues to effectively compete in the moist smokeless tobacco category by offering products in every category segment, and, as a result, the Company expects increased sales and earnings in 2005, as well as growth in 2006 and beyond.

The Company is encouraged by improvement in moist smokeless tobacco category trends, with category growth initiatives fully in place and operating in 2005. A key to sustaining the Company's growth and profitability at increasing levels is attracting growing numbers of adult smokers. Consistent with its initiatives for 2004, the Company continues to increase its one-on-one adult marketing efforts, which allows it to increase communication with adult consumers.

Competition, changes in consumer preferences, including their impact on the relative mix of premium versus price value product sales, acceptance of new products and other marketing initiatives, excise taxes, the effects of possible litigation and legislative and regulatory actions, including increases in the minimum age to purchase tobacco products, may adversely affect operating and unit volume results for the smokeless tobacco business in the future, as well as the growth rate of the moist smokeless tobacco category.

Despite the competitive conditions in the wine category, the Company's Wine segment finished the year with record results, driven by exceptional media and editorial acclaim, as well as the Company's additional investment in 2004 in the sales force, which focused on expanded distribution, successfully introducing new products and extensions of existing product lines and expanding sales distribution in certain account categories, such as restaurants. Although the Wine segment has significant momentum going into 2005, sustained growth will be dependent upon ongoing success in aforementioned areas from 2004, specifically the successful introduction of the Red Diamond brand to retail channels, as well as the effects of several other key factors, including the global supply of wine, a weak U.S. dollar contributing to increased prices of imported competitors' wines and an overall improvement in the U.S. economy. The Company plans to grow its wine business through the continued expansion of its sales force and the broadening of its distribution in the domestic market.

Competition, pricing, acts of nature, changes in consumer preferences, published wine ratings and other editorial and media coverage, and the effects of possible legislative actions and tax changes may impact the performance of the wine business in the future.

The Company is committed to delivering exceptional operating performance in each of its business segments. The Company presently anticipates diluted earnings per share in 2005 in the range of $3.30 to $3.40.

The Company's financial forecast for 2005 and beyond may be affected by the Company's ability to address the factors described above impacting each of its business segments, as well as the matters described under "Cautionary Statements Regarding Forward-Looking Statements."

## Financial Condition

## Liquidity

| | (Dollars in thousands) | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Cash and cash equivalents | **$ 510,202** | $ 438,040 | $ 382,003 |
| Restricted deposits | **—** | — | 1,242,431 |
| Total debt | **1,140,000** | 1,140,000 | 1,140,000 |

Historically, the Company has relied upon cash flows from operations supplemented by debt issuance and revolving credit borrowings, as needed, to finance its working capital requirements, the payment of dividends, stock repurchases and capital expenditures. The Company's cash equivalent investments are generally liquid, short-term investment grade securities.

The Company's cash and cash equivalents totaled $510.2 million at December 31, 2004, an increase of $72.2 million from December 31, 2003. The major sources of cash in 2004 were net earnings generated mainly by the Smokeless Tobacco segment and proceeds from the issuance of common stock. The major uses of cash were for dividend payments, the repurchase of Company stock and the cash payment portion of the aforementioned resolution of an antitrust action brought by a smokeless tobacco competitor, Swedish Match North America, Inc.

In 2003, the litigation liability associated with the 2002 adverse antitrust judgment against the Company was paid. However, the overall effect on reported cash and cash equivalents was minimal as the Company paid the judgment primarily out of funds that had been held in restricted deposits, which were a component of financing activities in 2003 on the Consolidated Statement of Cash Flows. Given the size of the award, the Company recognizes that the payment of the judgment had, at the time of payment, a material adverse effect on its consolidated financial position. However, in light of the Company's ability to satisfy the judgment primarily with funds accumulated since the initial rendering of the judgment, the payment of the judgment did not have a material adverse effect on the Company's dividend policy or its ability to implement its strategic business plans.

| | (Dollars in thousands) | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Net cash provided by (used in): | | | |
| Operating activities | **$ 562,469** | $ (704,928) | $ 802,124 |
| Investing activities | **(60,424)** | (46,671) | (59,567) |
| Financing activities | **(429,883)** | 807,636 | (632,523) |

## Operating Activities

In 2004, the primary sources of cash from operations included net earnings generated mainly by the Smokeless Tobacco segment, adjusted for the effects of non-cash items. The primary uses of cash in operations in 2004, other than for the $200 million cash payment of the antitrust judgment, were $86.7 million for the purchase of leaf tobacco and $48.7 million for grapes. Operating activities in 2003 included the effects of the aforementioned $1.262 billion payment in connection with the 2002 antitrust litigation loss along with net cash provided by operating activities of $557 million, resulting in net cash used in operating activities of approximately $704.9 million. The primary sources of cash from operations in 2003 included net earnings, adjusted for the effects of non-cash items, and higher income taxes payable. The primary uses of cash in operations in 2003, other than for the payment of the antitrust judgment, were $78.8 million for the purchase of leaf tobacco and $62.6 million for contributions to the Company's qualified defined benefit pension plans, of which approximately $61 million were discretionary. In 2002, net cash from operating activities was positively impacted by the income tax effects of recording the litigation loss.

The Company carries significant amounts of leaf tobacco along with bulk and bottled wine inventories as a result of the aging process required for the production of moist smokeless tobacco products and wine, respectively. The increases in inventories over the past several years related primarily to in-process and finished goods wine inventory resulting from factors in the marketplace, including an oversupply of grapes and cheaper imported wines. As indicated in "Critical Accounting Policies and Estimates," management reviews these inventories and has determined that they are saleable and appropriately carried at the lower of cost or market. Total expenditures for leaf tobacco over the last three years were $242.3 million. Total costs of grapes harvested and purchased and purchases of bulk wine were $58.5 million in 2004 and $232.3 million over the last three years.

## Investing Activities

The 2004 increase in net cash used in investing activities was due to higher purchases of property, plant and equipment compared to 2003. Over the last three years, capital expenditures for property, plant and equipment have averaged approximately $61 million per year.

Major areas of capital spending from 2002 through 2004 by segment were:

*Smokeless Tobacco segment*

- Manufacturing, processing and packaging equipment, including equipment for new products, line extensions and existing products
- Computer equipment and software
- Building improvements and renovations
- Company aircraft

*Wine segment*

- Wine barrels and storage tanks
- Computer software and equipment
- Wine making and processing equipment

Over the past three years, capital expenditures for the Smokeless Tobacco segment accounted for 72.8 percent of the consolidated total capital expenditures, while the Wine segment accounted for 25.9 percent and All Other Operations and corporate accounted for 1.3 percent. Capital expenditures for equipment in the Smokeless Tobacco segment over the past three years were primarily related to assuring manufacturing capabilities, new product innovations and product line extension capabilities. Wine segment capital expenditures during that period were primarily for increased capacity and expansion.

## Financing Activities

The Company had net cash used in financing activities of $429.9 million in 2004 compared to net cash provided by financing activities of $807.6 million in 2003. Cash dividends paid in 2004 were higher than those in 2003 due to a 4 percent increase in the dividend rate approved by the Board of Directors, partially offset by lower common shares outstanding. Although consistent through the first three quarters of 2004 and 2003, comparatively, payments for the repurchase of Company common stock in 2004 were higher than those made in 2003 based on management's decision to increase repurchases in the fourth quarter of 2004. Proceeds from the issuance of common stock were higher than those received in 2003 primarily as a result of an increase in the number of stock options exercised and the higher average exercise price of such options exercised during 2004. The 2003 amount of net cash provided by financing activities was primarily attributable to the Company's utilization of $1.242 billion of funds held in restricted deposits, used to substantially pay the aforementioned antitrust judgment, and $48.4 million in proceeds from the issuance of stock, partially offset by dividend payments of $333 million and payments for the repurchase of Company common stock of $150.1 million.

## Capital Resources

| | (Dollars in thousands) | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| Working capital | **$ 554,260** | $ 726,873 | $ 828,825 |
| Total debt | **1,140,000** | 1,140,000 | 1,140,000 |

On July 9, 2004, the Company replaced its $300 million unsecured line of credit with various financial institutions with a new $300 million three-year credit facility (the "New Credit Facility"). The previous facility was comprised of a $150 million, 364-day credit agreement and a $150 million three-year credit agreement (the "Previous Credit Facility"). The New Credit Facility requires the maintenance of certain financial ratios, the payment of commitment and administrative fees and includes affirmative and negative covenants customary for facilities of this type. The commitment fee payable on the unused portion of the New Credit Facility is determined based on an interest rate, within a range of rates, dependent upon the Company's senior unsecured debt rating. The commitment fee currently payable is .15 percent per annum. This New Credit Facility was executed primarily to support commercial paper borrowings. The Company had no direct borrowings under the New Credit Facility or commercial paper borrowings at December 31, 2004. Fees of approximately $0.9 million associated with the establishment of the New Credit Facility have been capitalized and will be amortized over the term of the New Credit Facility. See the Borrowing Arrangements note to the Consolidated Financial Statements for additional details.

In July 2002, the Company issued $600 million aggregate principal amount of 6.625 percent senior notes at a price of 99.53 percent of the principal amount. The notes mature on July 15, 2012, with semiannual interest payments.

Also in July 2002, the Company terminated its previous $1 billion senior secured credit facility. The Company had borrowed $330 million of floating rate debt under the provisions of the terminated credit facility, the proceeds of which were used to fund the court-administered qualified settlement fund in connection with the antitrust judgment. During 2002, the Company made scheduled quarterly principal payments under the terms of the loan facility of $0.8 million per quarter. In July 2002, amounts outstanding under this loan facility were repaid.

The Company's working capital decreased to $554.3 million at December 31, 2004 as compared to $726.9 million at December 31, 2003. The working capital decrease in 2004 was mainly attributable to the reclassification of the $300 million current portion of long-term debt and decreased deferred income tax assets, offset by increased cash and cash equivalents in 2004 and the decrease in the liabilities associated with the antitrust litigation. The ratio of current assets to current liabilities (current ratio) decreased to 1.9 to 1 from 2.4 to 1. In January 2003, the Company paid the judgment resulting from its 2002 antitrust litigation loss in the amount of $1.262 billion. The Company utilized funds held in restricted deposits in the amount of $1.242 billion and $19.7 million in cash in satisfaction of this judgment.

In December 2004, the Board of Directors increased the Company's first quarter 2005 dividend to stockholders to 55 cents per share with an indicated annual rate of $2.20 per share. This represents a 6 percent increase over 2004.

During 2004, the Company spent $200 million under its share repurchase program for the repurchase of Company common stock, compared to $150 million spent under the same program in 2003. The Company expects to spend $200 million in 2005 to buy back its common shares. Stock prices, market conditions and other factors will determine the actual number of shares repurchased.

On March 16, 2004, the Company paid $200 million of its antitrust litigation liability.

The Company estimates that amounts expended in 2005 for tobacco leaf purchases for moist smokeless tobacco products will be lower than amounts expended in 2004, while grape purchases for wine products will be slightly higher than amounts in the corresponding 2004 period.

In 2005, expenditures under the Company's capital program are expected to be approximately $96.8 million.

The Company is subject to various threatened and pending litigation and claims, as disclosed in the notes to the consolidated financial statements. The Company believes that the ultimate outcome of such litigation and claims will not have a material adverse effect on its consolidated results or its consolidated financial position, although if plaintiffs in these actions were to prevail, the effect of any judgment or settlement could have a material adverse impact on its consolidated financial results in the particular reporting period in which resolved and, depending on the size of any such judgment or settlement, a material adverse effect on its consolidated financial position.

The Company's cash requirements in 2005 and beyond will be primarily for the payment of dividends, repayment of borrowings, repurchase of common stock, purchases of inventory and capital expenditures. Please see table under "Aggregate Contractual Obligations" for a detailed schedule of certain future cash requirements. Cash flows generated from operations will be the primary means of meeting these cash requirements, and, if necessary, the Company will utilize some portion of its excess cash or short-term borrowings to fund shortfalls from operations. Extraordinary items, including any adverse litigation judgments or resolutions, would be satisfied with funds provided by these sources.

## Aggregate Contractual Obligations
(Dollars in thousands)

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | More Than 5 Years |
| **Contractual Obligations** | | | | | |
| Current portion of long-term debt | $ 300,000 | $300,000 | $ — | $ — | $ — |
| Long-term debt | 840,000 | — | — | 240,000 | 600,000 |
| Operating leases | 40,192 | 10,025 | 12,050 | 5,439 | 12,678 |
| Unconditional purchase obligations | 380,680 | 82,064 | 102,257 | 90,276 | 106,083 |
| | $1,560,872 | $392,089 | $114,307 | $335,715 | $718,761 |

The above table represents the Company's total contractual obligations as of December 31, 2004. Unconditional purchase obligations relate primarily to contractual commitments for the purchase of grapes and leaf tobacco for use in the production of wine and moist smokeless tobacco products, respectively. Purchase commitments under contracts to purchase grapes for periods beyond one year are subject to variability resulting from potential changes in market price indices.

## Critical Accounting Policies and Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. In addition, estimates affect the determination of contingent assets and liabilities and their related disclosure. The Company bases its estimates on a number of factors, including historical information and other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates in the event there are changes in related conditions or assumptions. The development and selection of the disclosed estimates have been discussed with the Audit Committee of the Board of Directors. The following accounting policies are deemed to be critical, as they require accounting estimates to be made based upon matters that are highly uncertain at the time such estimates are made.

The Company carries significant amounts of leaf tobacco as well as bulk and bottled wine as a result of the aging process required in the production of its moist smokeless tobacco and wine products, respectively. The carrying value of these inventories includes management's assessment of their estimated net realizable values. Management reviews these inventories to make judgments for potential write-downs for slow-moving, unsaleable or obsolete inventories, to reflect such inventories at the lower of cost or market. Factors considered in management's assessment include, but are not limited to, evaluation of cost trends, changes in customer demands, product pricing, physical deterioration and overall product quality.

Amounts recognized in the financial statements for the Company's noncontributory defined benefit pension plans are determined using actuarial valuations. Inherent in these valuations are key assumptions, including those for the expected long-term rate of return on plan assets and the discount rate used in calculating the applicable benefit obligation. The Company evaluates these assumptions on an annual basis and considers adjustments to the applicable long-term factors based upon current market conditions, including changes in interest rates, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87, *Employers' Accounting for Pensions*. Changes in the related pension expense may occur in the future as a result of changes in these assumptions. Pension expense was approximately $27.8 million, $33.1 million and $20.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. On average, over the past three years, approximately 82.8 percent of pension expense was reflected in selling, advertising and administrative expenses, while the remainder was included in cost of products sold. The decrease in pension expense for 2004 was primarily a result of increased returns on a higher asset base, due to contributions made in the prior year, partially offset by a decrease in the discount rate from 6.5 percent to 6.25 percent and a decrease in expected return on plan assets from 8 percent to 7.5 percent. The Company believes the long-term rate of return is reasonable based upon the plans' asset composition and information available at the time, along with consideration of historical trends. The Company used a discount rate of 6 percent to calculate its pension liabilities at December 31, 2004. This rate approximates the rate at which current pension liabilities could effectively be settled. At December 31, 2004, unrecognized actuarial losses, associated with pension plan asset performance, were approximately $108.9 million. These losses will be amortized over the applicable remaining service period which is approximately 11 years. The Company did not contribute to its qualified pension plans in 2004. The impact of a lower discount rate, partially offset by lower actuarial losses is expected to result in higher pension expense for 2005. The following provides a sensitivity analysis, which demonstrates the effects that adverse changes in actuarial assumptions would have on 2005 pension expense. A 50 basis point decrease in the expected long-term rate of return on plan assets would increase pension expense by approximately $1.3 million, while the same basis point decrease in the discount rate would result in an increase of approximately $3.7 million.

The Company maintains a number of other postretirement welfare benefit plans which provide certain medical and life insurance benefits to substantially all full-time employees who have completed specified age and service requirements upon retirement. Amounts recognized in the financial statements in connection with these other postretirement benefit plans are determined utilizing actuarial valuations. The key assumptions inherent in these valuations include health care cost trend rates and the discount rate used in calculating the applicable postretirement benefit obligation, each of which are evaluated by the Company on an annual basis. Future changes in the related postretirement benefit expense may be impacted by changes in these assumptions. The Company used a discount rate of 6 percent to calculate its postretirement benefit obligation at December 31, 2004, which approximates the rate at which current postretirement benefit liabilities could effectively be settled. The health care cost trend increase used in calculating the postretirement benefit obligation at December 31, 2004 is assumed to be 10 percent in 2005 and is expected to decrease gradually to 4.5 percent by 2011 and remain level thereafter. A sensitivity analysis demonstrating the impact that a 100 basis point increase or decrease in these rates would have on both the postretirement benefit obligation and the related expense is disclosed in the Employee Benefit and Compensation Plans note to the Consolidated Financial Statements. Expense related to these plans was approximately $5.6 million, $2.9 million and $3.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company's primary business, moist smokeless tobacco, sells products with freshness dates. It is the Company's policy to accept sales returns from its customers for products that have exceeded such dates. The Company's assumptions regarding sales return accruals are based on historical experience, current sales trends and other factors, and there has not been a significant fluctuation between assumptions and actual return activity on a historical basis. Actual sales returns represented approximately 5 percent, 4.1 percent and 3.4 percent of annual moist smokeless tobacco can sales for the years ended December 31, 2004, 2003 and 2002, respectively. However, significant changes in moist smokeless tobacco can sales, promotional activities, new product introductions, product quality issues and competition could affect sales returns in the future.

The Company is subject to various threatened and pending litigation claims and discloses those matters in which the probability of an adverse outcome is other than remote, in the notes to its consolidated financial statements. The assessment of probability with regards to the outcome of litigation matters is made with the consultation of external counsel. Litigation is subject to many uncertainties, and it is possible that some of the legal actions, proceedings or claims could ultimately be decided against the Company. Any unfavorable outcome of such actions could have a material adverse effect on the Company's results of operations, cash flows or financial position. See the Contingencies note to the consolidated financial statements for disclosure of the Company's assessment related to pending litigation matters.

The Company's income tax provision takes into consideration pretax income, statutory tax rates and the Company's tax profile in the various jurisdictions in which it operates. The tax bases of the Company's assets and liabilities reflect its best estimate of the future tax benefit and costs it expects to realize when such amounts are included in its tax returns. Quantitative and probability analysis, which incorporates management's judgment, is required in determining the Company's effective tax rate and in evaluating its tax positions. Notwithstanding the fact that all of the Company's tax filing positions are supported by the requisite tax and legal authority, accruals are established in accordance with SFAS No. 5, *Contingencies*, when the Company believes that these positions are likely to be subject to challenge by a tax authority. The Internal Revenue Service and other tax authorities audit the Company's income tax returns on a continuous basis. Depending on the tax jurisdiction, a number of years may elapse before a particular matter for which the

Company has established an accrual is audited and ultimately resolved. While it is often difficult to predict the timing of tax audits and their final outcome, the Company believes that its accruals reflect the probable outcome of known tax contingencies. However, the final resolution of any such tax audits could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a significant impact on the results of operations in any given period. The Company continually and regularly evaluates, assesses and adjusts these accruals in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period.

The Company's management believes that no one single item that includes an assumption or estimate made by management will have a material effect on the Company's financial position or results of operations, with the exception of litigation matters, if actual results are different from that assumption or estimate.

The Company exercises judgment when evaluating the use of assumptions and estimates, which may include the use of specialists and quantitative and qualitative analysis. Management believes that all assumptions and estimates used in the preparation of these financial statements are reasonable based on information currently available.

## Cautionary Statement Regarding Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 ("the Act") provides a safe harbor for forward-looking information made on behalf of the Company. All statements, other than statements of historical facts, which address activities or actions that the Company expects or anticipates will or may occur in the future, and growth of the Company's operations and other such matters are forward-looking statements. To take advantage of the safe harbor provided by the Act, the Company is identifying certain factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company.

Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include competitive pressures, changes in consumer preferences, wholesaler ordering patterns, consumer acceptance of new product introductions and other marketing initiatives, uncertainties associated with ongoing and future litigation, legal and regulatory initiatives (including those described under Items 1 and 3 of the Company's Annual Report on Form 10-K, in Current Reports on Form 8-K and in Quarterly Reports on Form 10-Q), and conditions in the capital markets. Forward-looking statements made by the Company are based on knowledge of its business and the environment in which it operates, but because of the factors listed above, as well as other factors beyond the control of the Company, actual results may differ from those in the forward-looking statements. The forward-looking statements speak only as to the date when they are made.

## Item 7A — Quantitative and Qualitative Disclosures About Market Risk

### Market Risk Disclosures

In the normal course of business, the Company is exposed to market risk, primarily in the form of interest rate risk. The Company routinely monitors this risk, and has instituted policies and procedures to minimize the adverse effects of changes in interest rates on its net earnings and cash flows. To manage borrowing costs, the Company uses fixed rate debt and derivative instruments, primarily interest rate swaps and treasury locks. All derivative contracts are for non-trading purposes, and are entered into with major reputable financial institutions with investment grade credit ratings, thereby minimizing counterparty risk.

At December 31, 2004 and 2003, respectively, the Company had $1.1 billion in fixed rate senior notes and $40 million in floating rate senior notes outstanding. The fixed rate senior notes outstanding at December 31, 2004 and 2003 were comprised of long-term notes of $600 million with an interest rate of 6.625 percent and $200 million at 7.25 percent, and notes of $300 million at 8.8 percent designated as short-term as of December 31, 2004 on the Consolidated Statement of Financial Position. In order to hedge the interest rate risk on the $40 million floating rate senior notes, the Company entered into an interest rate swap to pay a fixed rate of interest (7.25 percent) and receive a floating rate of interest on the notional amount of $40 million. This swap fixes the interest rate on the $40 million in long-term floating rate senior notes at 7.25 percent.

The following provides a sensitivity analysis of interest rate risk and the effects of hypothetical sudden changes in the applicable market conditions on the succeeding year's earnings, based upon year-end positions. Computations of the potential effects of the hypothetical market changes are based upon various assumptions, involving interest rate levels and other variables. The fair values of the Company's fixed rate senior notes payable are sensitive to changes in interest rates. Based upon an immediate 100 basis point increase in the applicable interest rate at December 31, 2004, the fair value of the Company's fixed rate senior notes would decrease by approximately $48 million. Conversely, a 100 basis point decrease in that rate would increase the fair value of these notes by $51.5 million.

These hypothetical changes and assumptions may be different from what actually takes place in the future, and the computations do not take into account management's possible actions if such changes actually occurred over time. Considering these limitations, actual effects on future earnings could differ from those calculated above.

Taking into account the Company's floating rate senior notes payable and interest rate swap outstanding at December 31, 2004, each 100 basis point increase or decrease in the applicable market rates of interest, with all other variables held constant, would not have any effect on interest expense. This is due to the full correlation of the terms of the notes with those of the swap, which results in interest rates on all debt outstanding being fixed at December 31, 2004.

In addition, from time to time, the Company enters into foreign currency forward contracts to hedge the risk of variability in cash flows associated with foreign currency payments. Such payments are primarily made in connection with purchases of barrels for the Company's wine operations. There were no such contracts outstanding at December 31, 2004 or 2003.

The Company routinely invests portions of its cash in short-term instruments. It is the Company's policy to ensure that these instruments are comprised of only investment grade securities (as determined by a third-party rating agency) which mature in three months or less. These factors, along with continual monitoring of the credit status of the investee companies and securities, reduce the Company's exposure to investment risk associated with these securities. At December 31, 2004, the Company had approximately $435.5 million invested in short-term instruments.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of UST Inc.:

We have audited the accompanying consolidated statement of financial position of UST Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and changes in stockholders' equity (deficit) for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed on Schedule II in Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UST Inc. at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of UST Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
March 3, 2005

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## To the Board of Directors and Stockholders of UST Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that UST Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UST Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that UST Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, UST Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of UST Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, cash flows and changes in stockholders' equity (deficit) for each of the three years in the period ended December 31, 2004 of UST Inc. and our report dated March 3, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
March 3, 2005

# CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| **Net Sales** | **$1,838,238** | $1,731,862 | $1,674,403 |
| **Costs and Expenses** | | | |
| Cost of products sold | **363,357** | 340,654 | 315,713 |
| Excise taxes | **49,284** | 43,833 | 43,218 |
| Selling, advertising and administrative | **513,570** | 470,740 | 447,709 |
| Antitrust litigation | **(582)** | 280,000 | 1,260,510 |
| **Total Costs and Expenses** | **925,629** | 1,135,227 | 2,067,150 |
| **Operating Income (Loss)** | **912,609** | 596,635 | (392,747) |
| **Interest, net** | **75,019** | 76,905 | 46,146 |
| **Earnings (Loss) from Continuing Operations Before Income Taxes** | **837,590** | 519,730 | (438,893) |
| **Income Tax Expense (Benefit)** | **299,538** | 197,681 | (170,980) |
| **Earnings (Loss) from Continuing Operations** | **538,052** | 322,049 | (267,913) |
| **Loss from Discontinued Operations (including income tax effect)** | **(7,215)** | (3,260) | (3,556) |
| **Net Earnings (Loss)** | **$ 530,837** | $ 318,789 | $ (271,469) |
| **Net Earnings (Loss) Per Basic Share:** | | | |
| Earnings (loss) from continuing operations | **$3.26** | $1.93 | $(1.59) |
| Loss from discontinued operations | **(.05)** | (.02) | (.02) |
| **Net Earnings (Loss) Per Basic Share** | **$3.21** | $1.91 | $(1.61) |
| **Net Earnings (Loss) Per Diluted Share:** | | | |
| Earnings (loss) from continuing operations | **$3.23** | $1.92 | $(1.59) |
| Loss from discontinued operations | **(.04)** | (.02) | (.02) |
| **Net Earnings (Loss) Per Diluted Share** | **$3.19** | $1.90 | $(1.61) |
| **Average Number of Shares** | | | |
| Basic | **165,164** | 166,572 | 168,786 |
| Diluted | **166,622** | 167,376 | 168,786 |

**The accompanying notes are integral to the Consolidated Financial Statements.**

# CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands)

| | December 31 | |
|---|---|---|
| | **2004** | **2003** |
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | **$ 510,202** | $ 438,040 |
| Accounts receivable | **41,462** | 68,230 |
| Inventories | **567,160** | 573,334 |
| Deferred income taxes | **29,597** | 127,064 |
| Assets held for sale | **—** | 18,825 |
| Prepaid expenses and other current assets | **24,712** | 22,473 |
| **Total current assets** | **1,173,133** | 1,247,966 |
| **Property, plant and equipment, net** | **421,848** | 396,873 |
| **Other assets** | **64,502** | 81,655 |
| **Total assets** | **$1,659,483** | $1,726,494 |
| **Liabilities and Stockholders' Equity (Deficit)** | | |
| **Current liabilities** | | |
| Current portion of long-term debt | **$ 300,000** | $ — |
| Accounts payable and accrued expenses | **226,281** | 185,938 |
| Income taxes payable | **66,003** | 55,155 |
| Litigation liability | **26,589** | 280,000 |
| **Total current liabilities** | **618,873** | 521,093 |
| **Long-term debt** | **840,000** | 1,140,000 |
| **Postretirement benefits other than pensions** | **81,874** | 80,507 |
| **Pensions** | **95,052** | 89,592 |
| **Deferred income taxes** | **9,645** | 4,435 |
| **Other liabilities** | **4,474** | 6,054 |
| **Contingencies (see note)** | **—** | — |
| **Total liabilities** | **1,649,918** | 1,841,681 |
| **Stockholders' equity (deficit)** | | |
| Capital stock(1) | **105,777** | 103,750 |
| Additional paid-in capital | **885,049** | 752,549 |
| Retained earnings | **492,800** | 306,091 |
| Accumulated other comprehensive loss | **(19,911)** | (23,458) |
| | **1,463,715** | 1,138,932 |
| Less treasury stock(2) | **1,454,150** | 1,254,119 |
| **Total stockholders' equity (deficit)** | **9,565** | (115,187) |
| **Total liabilities and stockholders' equity (deficit)** | **$1,659,483** | $1,726,494 |

(1) Common Stock par value $.50 per share: Authorized — 600 million shares; Issued — 211,554,946 shares in 2004 and 207,500,386 shares in 2003. Preferred Stock par value $.10 per share: Authorized — 10 million shares; Issued — None.

(2) 46,948,011 shares and 42,008,611 shares of treasury stock at December 31, 2004 and December 31, 2003, respectively.

**The accompanying notes are integral to the Consolidated Financial Statements.**

# CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2004** | **2003** | **2002** |
| **Operating Activities** | | | |
| Net earnings (loss) | **$ 530,837** | $ 318,789 | $ (271,469) |
| Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | **47,647** | 41,583 | 49,653 |
| Stock-based compensation expense | **3,181** | 117 | — |
| Deferred income taxes | **100,767** | (79,490) | (207,008) |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | **25,951** | 9,387 | 7,806 |
| Inventories | **(22,780)** | (37,630) | (41,884) |
| Prepaid expenses and other assets | **13,573** | (52,191) | 13,948 |
| Accounts payable, accrued expenses, pensions and other liabilities | **51,172** | 29,612 | 14,389 |
| Tax benefits from the exercise of stock options | **17,070** | 8,535 | 5,446 |
| Income taxes | **10,848** | 36,870 | (29,267) |
| Litigation liability | **(215,797)** | (980,510) | 1,260,510 |
| **Net cash provided by (used in) operating activities** | **562,469** | (704,928) | 802,124 |
| **Investing Activities** | | | |
| Purchases of property, plant and equipment | **(70,326)** | (48,944) | (62,714) |
| Dispositions of property, plant and equipment | **9,902** | 2,273 | 3,147 |
| **Net cash used in investing activities** | **(60,424)** | (46,671) | (59,567) |
| **Financing Activities** | | | |
| Proceeds from debt | — | — | 593,292 |
| Repayment of debt | — | — | (325,875) |
| Withdrawals from (deposits into) restricted deposits | — | 1,242,431 | (582,534) |
| Proceeds from the issuance of stock | **114,276** | 48,286 | 57,089 |
| Dividends paid | **(344,128)** | (332,986) | (324,233) |
| Stock repurchased | **(200,031)** | (150,095) | (50,262) |
| **Net cash (used in) provided by financing activities** | **(429,883)** | 807,636 | (632,523) |
| **Increase in cash and cash equivalents** | **72,162** | 56,037 | 110,034 |
| **Cash and cash equivalents at beginning of year** | **438,040** | 382,003 | 271,969 |
| **Cash and cash equivalents at end of year** | **$ 510,202** | $ 438,040 | $ 382,003 |
| **Supplemental disclosure of cash flow information** | | | |
| Cash paid during the year for: | | | |
| Income taxes | **$175,972** | $255,043 | $67,733 |
| Interest | **83,551** | 83,553 | 52,280 |

**The accompanying notes are integral to the Consolidated Financial Statements.**

# CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

(Dollars in thousands, except per share amounts)

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Compre-hensive Loss | Treasury Stock | Total Stock-holders' Equity (Deficit) | Compre-hensive Income (Loss) |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2001 | $101,710 | $635,380 | $915,990 | $(18,256) | $(1,053,762) | $581,062 | |
| Comprehensive loss: | | | | | | | |
| Net loss | — | — | (271,469) | — | — | (271,469) | $(271,469) |
| Other comprehensive loss, net of tax: | | | | | | | |
| Net deferred loss on cash flow hedges | — | — | — | (3,199) | — | (3,199) | (3,199) |
| Foreign currency translation adjustment | — | — | — | (920) | — | (920) | (920) |
| Minimum pension liability adjustment | — | — | — | (40,504) | — | (40,504) | (40,504) |
| Other comprehensive loss | | | | | | | (44,623) |
| Comprehensive loss | | | | | | | $(316,092) |
| Cash dividends — $1.92 per share | — | — | (324,233) | — | — | (324,233) | |
| Exercise of stock options — 2,013,000 shares and issuance of restricted stock — 5,540 shares | 1,010 | 55,037 | — | — | — | 56,047 | |
| Income tax benefits and decrease in receivables from exercise of stock options | — | 6,488 | — | — | — | 6,488 | |
| Stock repurchased — 1,598,261 shares | — | — | — | — | (50,262) | (50,262) | |
| Balance at December 31, 2002 | 102,720 | 696,905 | 320,288 | (62,879) | (1,104,024) | (46,990) | |
| Comprehensive income: | | | | | | | |
| Net earnings | — | — | 318,789 | — | — | 318,789 | $ 318,789 |
| Other comprehensive income, net of tax: | | | | | | | |
| Net deferred gain on cash flow hedges | — | — | — | 853 | — | 853 | 853 |
| Foreign currency translation adjustment | — | — | — | 1,599 | — | 1,599 | 1,599 |
| Minimum pension liability adjustment | — | — | — | 36,969 | — | 36,969 | 36,969 |
| Other comprehensive income | | | | | | | 39,421 |
| Comprehensive income | | | | | | | $ 358,210 |
| Cash dividends — $2.00 per share | — | — | (332,986) | — | — | (332,986) | |
| Exercise of stock options — 2,011,500 shares and issuance of restricted stock — 49,840 shares | 1,030 | 43,734 | — | — | — | 44,764 | |
| Income tax benefits and decrease in receivables from exercise of stock options | — | 11,910 | — | — | — | 11,910 | |
| Stock repurchased — 4,588,750 shares | — | — | — | — | (150,095) | (150,095) | |
| Balance at December 31, 2003 | 103,750 | 752,549 | 306,091 | (23,458) | (1,254,119) | (115,187) | |
| Comprehensive income: | | | | | | | |
| Net earnings | — | — | **530,837** | — | — | **530,837** | **$530,837** |
| Other comprehensive income, net of tax: | | | | | | | |
| Net deferred gain on cash flow hedges | — | — | — | **837** | — | **837** | **837** |
| Foreign currency translation adjustment | — | — | — | **1,751** | — | **1,751** | **1,751** |
| Minimum pension liability adjustment | — | — | — | **959** | — | **959** | **959** |
| Other comprehensive income | | | | | | | **3,547** |
| Comprehensive income | | | | | | | **$534,384** |
| Cash dividends — $2.08 per share | — | — | **(344,128)** | — | — | **(344,128)** | |
| Exercise of stock options — 3,849,000 shares and issuance of restricted stock — 205,560 shares | **2,027** | **109,191** | — | — | — | **111,218** | |
| Income tax benefits and decrease in receivables from exercise of stock options | — | **23,309** | — | — | — | **23,309** | |
| Stock repurchased — 4,939,400 shares | — | — | — | — | **(200,031)** | **(200,031)** | |
| Balance at December 31, 2004 | **$105,777** | **$885,049** | **$492,800** | **$(19,911)** | **$(1,454,150)** | **$ 9,565** | |

**The accompanying notes are integral to the Consolidated Financial Statements.**

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts or where otherwise noted)



## Summary of Significant Accounting Policies

### *Basis of Presentation*

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management. Management believes that the judgments and estimates used in the preparation of the consolidated financial statements are appropriate, however, actual results may differ from these estimates. The consolidated financial statements include the accounts of the Company and all of its subsidiaries after the elimination of intercompany accounts and transactions. Certain prior year amounts have been reclassified to conform to the 2004 financial statement presentation.

The estimated fair values of amounts reported in the consolidated financial statements have been determined by using available market information or appropriate valuation methodologies. All current assets and current liabilities are carried at their fair values, which approximate market value, because of their short-term nature. The fair values of long-term assets and long-term liabilities approximate their carrying values, with the exception of the Company's senior notes (see Borrowing Arrangements note).

As a result of the transfer of the Company's cigar operation pursuant to an agreement to resolve an antitrust action, the results of this operation are presented as Discontinued Operations for all periods presented (see Discontinued Operations note).

### *Revenue Recognition*

Revenue from the sale of moist smokeless tobacco products is recognized, net of any discounts or rebates granted, when title passes, which corresponds with the arrival of such products at the customer locations. Revenue from the sale of wine is recognized, net of allowances, at the time products are shipped to customers. Revenue from the sale of all other products is predominantly recognized when title passes, which occurs at the time of shipment to customers.

The Company records an accrual for estimated future sales returns of smokeless tobacco products based upon historical experience, current sales trends and other factors, in the period in which the related products are shipped.

Costs associated with the Company's sales incentives are recorded as a reduction to net sales.

Shipping and handling costs incurred by the Company in connection with products sold are included in "cost of products sold" on the Consolidated Statement of Operations.

### *Cash and Cash Equivalents*

Cash equivalents are amounts invested in investment grade instruments with maturities of three months or less when acquired.

### *Inventories*

Inventories are stated at lower of cost or market. Elements of cost included in products in process and finished goods inventories include raw materials, comprised primarily of leaf tobacco and grapes, direct labor and manufacturing overhead. The major portion of leaf tobacco costs is determined using the last-in, first-out (LIFO) method. The cost of the remaining inventories is determined using the first-in, first-out (FIFO) and average cost methods. Leaf tobacco and wine inventories are included in current assets as a standard industry practice, notwithstanding the fact that such inventories are carried for several years for the purpose of curing and aging.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

## Summary of Significant Accounting Policies (continued)

### *Property, Plant and Equipment*

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation is computed by the straight-line method based on estimated salvage values, where applicable, and the estimated useful lives of the assets, which range from 5 to 40 years. Depreciation is not adjusted when operations are temporarily idled. Improvements are capitalized if they extend the useful lives of the related assets, while repairs and maintenance costs are expensed when incurred. Long-lived assets are reviewed for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable.

### *Assets Held for Sale*

Long-lived assets are classified as held for sale when certain criteria are met, which include: management's commitment to a plan to sell the assets; the availability of the assets for immediate sale in their present condition; an active program to locate buyers and other actions to sell the assets has been initiated; the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; the assets are being marketed at reasonable prices in relation to their fair value; and it is unlikely that significant changes will be made to the plan to sell the assets. The Company measures long-lived assets to be disposed of by sale at the lower of carrying amount or fair value, less cost to sell.

### *Income Taxes*

Income taxes are provided on all revenue and expense items included in the Consolidated Statement of Operations, regardless of the period in which such items are recognized for income tax purposes, adjusted for items representing permanent differences between pretax accounting income and taxable income. Deferred income taxes result from the future tax consequences associated with temporary differences between the carrying amounts of assets and liabilities for tax and financial reporting purposes.

The Company's income tax provision takes into consideration pretax income, statutory tax rates and the Company's tax profile in the various jurisdictions in which it operates. The tax bases of the Company's assets and liabilities reflect its best estimate of the future tax benefit and costs it expects to realize when such amounts are included in its tax returns. Quantitative and probability analysis, which incorporates management's judgment, is required in determining the Company's effective tax rate and in evaluating its tax positions. Notwithstanding the fact that all of the Company's tax filing positions are supported by the requisite tax and legal authority, accruals are established in accordance with Statement of Financial Accounting Standards ("SFAS" or "Statement") No. 5, *Contingencies*, when the Company believes that these positions are likely to be subject to challenge by a tax authority.

The Internal Revenue Service and other tax authorities audit the Company's income tax returns on a continuous basis. Depending on the tax jurisdiction, a number of years may elapse before a particular matter for which the Company has established an accrual is audited and ultimately resolved.

While it is often difficult to predict the timing of tax audits and their final outcome, the Company believes that its accruals reflect the probable outcome of known tax contingencies. However, the final resolution of any such tax audit could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a significant impact on the results of operations in any given period. The Company continually and regularly evaluates, assesses and adjusts these accruals in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period.

### *Stock-Based Compensation*

At December 31, 2004, the Company maintained a total of three stock-based compensation plans for its employees and nonemployee directors (see Stock-Based Compensation note). The Company accounts for

### *Stock-Based Compensation (continued)*

these stock compensation plans in accordance with the intrinsic value-based method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB Opinion No. 25"). No stock-based compensation expense is reflected in net earnings (loss) as a result of stock option grants, as all options granted under these plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. Compensation expense has been recognized in net earnings during 2004 as a result of restricted stock granted to employees and nonemployee directors and restricted stock units granted to employees, and during 2003 as a result of restricted stock granted to employees and nonemployee directors.

Consistent with the method described in SFAS No. 123, *Accounting for Stock Based Compensation*, if compensation expense for the Company's plans had been determined based on the fair value at the grant dates for awards under its plans, net earnings (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Net earnings (loss):** | | | |
| As reported | **$530,837** | $318,789 | $ (271,469) |
| Add: Total stock-based employee compensation expense included in reported net income, net of related tax effect | **2,138** | 76 | — |
| Less: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effect | **(5,258)** | (3,848) | (4,422) |
| Pro forma | **$527,717** | $315,017 | $ (275,891) |
| Basic earnings (loss) per share: | | | |
| As reported | **$3.21** | $1.91 | $(1.61) |
| Pro forma | **$3.20** | $1.89 | $(1.63) |
| Diluted earnings (loss) per share: | | | |
| As reported | **$3.19** | $1.90 | $(1.61) |
| Pro forma | **$3.18** | $1.88 | $(1.63) |

### *Foreign Currency Translation*

In connection with foreign operations with functional currencies other than the U.S. dollar, assets and liabilities are translated at current exchange rates, while income and expenses are translated at the average rates for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive loss.

### *Earnings (Loss) Per Share*

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted-average number of common shares outstanding during the period. The diluted earnings (loss) per share computation includes the effect of shares which would be issuable upon the exercise of outstanding stock options or restricted stock, reduced by the number of shares which are assumed to be purchased by the Company from the resulting proceeds at the average market price during the period. Additionally, as the Company recognized a fourth quarter loss in 2003 due to the litigation settlement charge, certain potential common shares were excluded from the full-year 2003 diluted earnings per share as they were antidilutive. The diluted loss per share computation for the year ended December 31, 2002 excludes all potential common shares, as the effect of their issuance is antidilutive.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

## Summary of Significant Accounting Policies (continued)

### *Accounting Pronouncements*

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (Revised 2004), or Statement 123(R), *Share-Based Payment*, which is a revision of Statement No. 123, *Accounting for Stock-Based Compensation*. Statement 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends Statement No. 95, *Statement of Cash Flows*. The approach in Statement 123(R) is similar to the approach described in Statement 123; however, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure, as allowed under Statement No. 123, will no longer be an alternative.

Statement 123(R) permits public companies to adopt its requirements using one of two methods: a "modified prospective" method in which compensation cost is recognized beginning with the effective date based on the requirements of Statement 123(R) for all share-based payments granted after the effective date, and based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date; or a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures, either all prior periods presented or prior interim periods of the year of adoption. At the present time, the Company plans to adopt Statement 123(R) for the period beginning July 1, 2005 using the modified prospective method.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees and nonemployee directors using the intrinsic value method prescribed in APB Opinion No. 25. The Company grants stock options with exercise prices equal to the respective grant date's fair market value and, as such, recognizes no compensation cost for such stock options. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in the *Stock-Based Compensation* section of the Summary of Significant Accounting Policies note. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company is currently evaluating the impact that the adoption of Statement 123(R) will have on its consolidated results of operations, financial position and cash flows.

In December 2004, the FASB issued Staff Position ("FSP") 109-1, Application of FASB Statement No. 109, *Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004* ("the Jobs Creation Act") and FSP 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004*. FSP 109-1 requires that the tax deduction provided under the Jobs Creation Act for income attributable to domestic production activities be accounted for as a special deduction under Statement 109. This special deduction is recognized under Statement 109 as it is earned. FSP 109-2 provides that additional time beyond the financial reporting period of enactment should be allowed to evaluate the effect of the Jobs Creation Act on a company's plan for repatriation or reinvestment of foreign earnings, unless the company has recognized a deferred tax liability for some or all of its unremitted foreign earnings. The Company is currently evaluating the impact of the new law (see Income Taxes note).

The Company adopted the revised disclosure provisions outlined in SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)* in 2003. This Statement requires additional disclosures to those included in the original Statement 132 about the assets, benefit obligations, cash flows, investment policies and strategies and components of net periodic benefit cost recognized during interim periods of defined benefit pension plans and other postretirement benefit plans. As this Statement does not address measurement or recognition requirements, there was no impact on the Company's consolidated results of operations, financial position or cash flows for the years ended December 31, 2004 and 2003, respectively.

There were no other recently issued accounting pronouncements with delayed effective dates that would currently have a material impact on the consolidated financial statements of the Company.

## Inventories

Inventories at December 31, 2004 and 2003, respectively, were as follows:

| | December 31 | |
|---|---|---|
| | **2004** | **2003** |
| Leaf tobacco | **$205,646** | $216,073 |
| Products in process | **208,935** | 200,696 |
| Finished goods | **134,662** | 137,287 |
| Other materials and supplies | **17,917** | 19,278 |
| | **$567,160** | $573,334 |

At December 31, 2004 and 2003, $225.1 million and $219.9 million, respectively, of leaf tobacco inventories were valued using the LIFO method. The average costs of these inventories were greater than the amounts at which these inventories were carried in the Consolidated Statement of Financial Position by $70.4 million and $66.9 million, respectively.

## Assets Held for Sale

At December 31, 2004, the Company had no assets classified as held for sale, as each of the properties that were held for sale at December 31, 2003 were either sold or reclassified back into property, plant and equipment during 2004. The property that was sold in 2004 included certain California winery assets, which represented approximately $7.8 million of the December 31, 2003 balance in "assets held for sale." During 2004, the Company recorded a charge of approximately $1 million within SA&A expenses to adjust the carrying value of these California assets to reflect their fair value, less estimated costs to sell. Also in December 2004, the remaining properties reflected in the December 31, 2003 "assets held for sale" balance were reclassified to "property, plant and equipment" as the Company was unable to dispose of them within the twelve-month period allowed under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. In connection with this reclassification, the Company recorded the cumulative retroactive depreciation that each of the properties would have recognized over the preceding twelve-month period had they been included in "property, plant and equipment."

The Company had $18.8 million classified as "assets held for sale" at December 31, 2003, which consisted of selected California winery assets. Management, having proper authority, initiated the disposal of these properties in connection with the overall strategic objectives of the Company's winery operation. Each of these assets met the criteria to be considered held for sale under SFAS No. 144. As each property's net carrying value was lower than its respective estimated fair value less costs to sell, there was no impairment charge recorded in 2003, upon management's decision to dispose of the properties.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

## Property, Plant and Equipment, Net

Property, plant and equipment are reported at cost less accumulated depreciation. Property, plant and equipment at December 31, 2004 and 2003, respectively, are as follows:

| | December 31 | |
|---|---|---|
| | **2004** | **2003** |
| Land | **$ 18,745** | $ 19,703 |
| Buildings | **266,992** | 259,933 |
| Machinery and equipment | **515,094** | 487,655 |
| | **800,831** | 767,291 |
| Less accumulated depreciation | **378,983** | 370,418 |
| | **$421,848** | $396,873 |

Depreciation expense was $45.4 million for 2004, $39.1 million for 2003 and $37.4 million for 2002.

## Commitments

### *Purchase Agreements*

At December 31, 2004, the Company had entered into unconditional purchase obligations in the form of contractual commitments. Unconditional purchase obligations are commitments that are noncancelable or cancelable only under certain predefined conditions.

The Company is obligated to make payments in the upcoming year of approximately $21.6 million for leaf tobacco to be used in the production of moist smokeless tobacco products.

Purchase commitments under contracts to purchase grapes for periods beyond one year are subject to variability resulting from potential changes in market price indices. The Company is obligated to make future payments for purchases and processing of grapes for use in the production of wine, based upon estimated yields and market conditions, as follows:

| | 2005 | 2006 | 2007 | 2008 | 2009 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Grape commitments | **$60,001** | **$55,331** | **$46,926** | **$46,161** | **$44,115** | **$106,084** | **$358,618** |

In addition, the Company has a commitment to spend a minimum of approximately $0.4 million in the next year under an advertising-related contract.

### *Operating Leases*

The Company leases certain property and equipment under various operating lease arrangements. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2004:

| | 2005 | 2006 | 2007 | 2008 | 2009 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Lease commitments | **$9,679** | **$7,115** | **$4,935** | **$3,417** | **$2,022** | **$12,678** | **$39,846** |

Rent expense was $13.8 million for 2004, $12.9 million for 2003 and $12.8 million for 2002.

## Restricted Deposits

In January 2003, restricted deposits held in a qualified settlement fund with the U.S. District Court in connection with the antitrust litigation involving the Company's smokeless tobacco subsidiary, along with additional cash of $19.7 million, were utilized to pay the antitrust judgment (see Other Matters note).

At December 31, 2002, the Company had $1.242 billion on deposit in the qualified settlement fund. During 2002, $572.1 million of additional funds were added to the restricted deposits, in addition to the interest income earned on the invested amounts, net of taxes paid. The Company utilized a portion of its net proceeds from its senior notes issued on July 15, 2002 (see Borrowing Arrangements note) and cash from operations for these deposits.

## Other Assets

Other assets at December 31, 2004 and 2003, respectively, consisted of the following:

| | December 31 | |
|---|---|---|
| | **2004** | **2003** |
| Prepaid pension costs | **$46,295** | $61,276 |
| Capitalized debt costs | **5,440** | 6,730 |
| Goodwill | **4,944** | 4,710 |
| Other | **7,823** | 8,939 |
| | **$64,502** | $81,655 |

Capitalized debt costs as of December 31, 2004 and 2003 included applicable fees incurred in connection with the Company's senior notes and credit facilities outstanding as of such dates. These costs are being amortized over their applicable terms (see Borrowing Arrangements note).

The Company accounts for its goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. As the estimated fair values of the applicable reporting units exceeded their respective net book values, including goodwill, no impairment charges were recognized in 2004, 2003 or 2002.

## Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2004 and 2003, respectively, consisted of the following:

| | December 31 | |
|---|---|---|
| | **2004** | **2003** |
| Trade accounts payable | **$ 71,529** | $ 65,636 |
| Employee compensation and benefits | **64,688** | 41,013 |
| Interest payable on debt | **27,369** | 27,369 |
| Smokeless tobacco settlement-related charges | **13,555** | 12,758 |
| Other accrued expenses | **49,140** | 39,162 |
| | **$226,281** | $185,938 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

## Borrowing Arrangements

Outstanding debt consisted of the following:

| | December 31 | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | Carrying Value | Fair Value(1) | Carrying Value | Fair Value(1) |
| Current portion of long-term debt: | | | | |
| Senior notes, due March 15, 2005 ...... | **$ 300,000** | **$ 303,510** | $ — | $ — |
| Long-term debt: | | | | |
| Senior notes, due March 15, 2005 ...... | — | — | 300,000 | 322,710 |
| Senior notes, due June 1, 2009 ........ | **240,000** | **264,220** | 240,000 | 271,040 |
| Senior notes, due July 15, 2012 ........ | **600,000** | **673,800** | 600,000 | 668,760 |
| | **840,000** | **938,020** | 1,140,000 | 1,262,510 |
| | **$1,140,000** | **$1,241,530** | $1,140,000 | $1,262,510 |

(1) Represents amount at which liability could effectively be settled as of the respective year-end date. Calculation of this value is based upon present value of future cash flows.

On July 9, 2004, the Company replaced its $300 million unsecured line of credit with various financial institutions, (the "Credit Facility"), comprised of a $150 million, 364-day credit agreement and a $150 million, three-year credit agreement, with a new $300 million three-year credit facility (the "New Credit Facility"). The New Credit Facility and the Credit Facility were executed primarily to support commercial paper borrowings. The Company had no direct borrowings under either credit facility nor did it have any commercial paper borrowings at December 31, 2004 or 2003. Costs of approximately $0.9 million associated with the establishment of the New Credit Facility were capitalized in 2004 and are being amortized over the applicable term. Approximately $0.2 million of these costs have been recognized for the year-ended December 31, 2004. Approximately $0.7 million remaining of the $2.7 million capitalized in 2002 associated with the Credit Facility was recognized for the year-ended December 31, 2004. The New Credit Facility requires the maintenance of certain financial ratios, the payment of commitment and administrative fees and includes affirmative and negative covenants customary for facilities of this type. The commitment fee payable on the unused portion of the New Credit Facility is determined based on an interest rate, within a range of rates, dependent upon the Company's senior unsecured debt rating. The commitment fee currently payable is .15 percent per annum. Commitment fees incurred for the New Credit Facility approximated $0.2 million for the year-ended December 31, 2004. Commitment fees incurred for the Credit Facility approximated $0.9 million for the year-ended December 31, 2003. As of December 31, 2004, the Company is in compliance with all covenants under the terms of the New Credit Facility.

In July 2002, the Company issued $600 million aggregate principal amount of 6.625 percent senior notes at a price of 99.53 percent of the principal amount. These notes mature on July 15, 2012, with interest payable semiannually. Approximately $4.8 million of the costs associated with the issuance of the notes were capitalized and are being amortized over the term of the notes. Approximately $0.5 million of these costs have been recognized in each of the years ended December 31, 2004 and 2003. The Company used a portion of the net proceeds from the $600 million senior notes to pay the remaining principal, fees and prepayment penalties associated with the $1 billion financing arrangement (the "Previous Credit Facility") in the amount of $325.8 million, which was deposited with the U.S. District Court to satisfy the bonding requirement for certain antitrust litigation (see Other Matters note). In July 2002, the Previous Credit Facility was terminated and the $7.3 million in related unamortized debt costs were expensed. During the year ended December 31, 2002, the

## Borrowing Arrangements (continued)

Company made scheduled principal payments totaling $1.7 million prior to termination. Commitment fees incurred on the Previous Credit Facility were $2.6 million for the year ended December 31, 2002.

In March 2000, the Company issued $300 million aggregate principal amount of 8.8 percent fixed rate senior notes. These notes mature on March 15, 2005, with interest payable semiannually.

In May 1999, the Company issued $240 million aggregate principal amount of senior notes, of which $200 million is 7.25 percent fixed rate debt and $40 million is floating rate debt, which bears interest at the three-month LIBOR plus 90 basis points. These notes mature on June 1, 2009, with interest payable semiannually and quarterly on the fixed and floating rate notes, respectively. To hedge the interest rate risk on the $40 million floating rate debt, the Company executed an interest rate swap, effectively fixing the rate at 7.25 percent (see Derivative Instruments and Hedging Activities note).

## Derivative Instruments and Hedging Activities

The Company monitors and manages risk associated with changes in interest rates and foreign currency exchange rates. The purpose of the Company's risk management policy is to maintain the Company's financial flexibility by reducing or transferring risk exposure at appropriate costs. The Company does so, from time to time, by entering into derivative financial instruments to hedge against exposure to these risks. The Company has implemented risk management controls and limits to monitor its risk position and ensure that hedging performance is in line with Company objectives.

The Company's risk management policy does not permit the use of complex multifaceted derivative instruments or compound derivative instruments without the approval of the Board of Directors. In addition, the policy does not permit the use of leveraged financial instruments. The Company does not use derivatives for trading or speculative purposes. The Company mitigates the risk of nonperformance by a counterparty by using only major reputable financial institutions with investment grade credit ratings.

All derivatives are recognized as either assets or liabilities in the Consolidated Statement of Financial Position with measurement at fair value, and changes in the fair values of derivative instruments are reported in either net earnings or other comprehensive income depending on the designated use of the derivative and whether it meets the criteria for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the related effects on the consolidated financial statements is subject to their hedge designation and whether they meet effectiveness standards.

The Company has hedged the interest rate risk on its $40 million aggregate principal amount of floating rate senior notes with a ten-year interest rate swap having a notional amount of $40 million and quarterly settlement dates over the term of the contract. The Company pays a fixed rate of 7.25 percent and receives a floating rate of three-month LIBOR plus 90 basis points on the notional amount. This interest rate swap has been designated as a cash flow hedge, and changes in the cash flows from the swap perfectly offset the changes in the cash flows associated with the floating rate of interest on the $40 million debt principal (see Borrowing Arrangements note). The fair value of the swap at December 31, 2004 and 2003 was a net liability of $4 million and $5.3 million, respectively, based on dealer quotes, considering current market rates and was included in "other liabilities" on the Consolidated Statement of Financial Position. Accumulated other comprehensive loss at December 31, 2004 and 2003 included the accumulated loss on the cash flow hedge (net of taxes) of $2.6 million and $3.4 million, respectively. This reflects $0.8 million (net of taxes) of other comprehensive income recognized for the year ended December 31, 2004 and 2003, respectively, in connection with the change in fair value of the swap.

In addition, from time to time, the Company has entered into foreign currency forward contracts, designated as cash flow hedges, in order to hedge the risk of variability in cash flows associated with foreign currency payments required in connection with firm commitments to purchase oak barrels for its wine operations. There were no such contracts outstanding at December 31, 2004 or 2003.

There were no other derivative contracts at December 31, 2004, with the exception of forward contracts to purchase leaf tobacco for use in manufacturing smokeless tobacco products and grapes and bulk wine for use in wine production. These forward contracts meet the normal purchases exception, exempting them from SFAS No. 133 accounting and reporting.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

## Capital Stock

The Company has two classes of capital stock: preferred stock, with a par value of $.10 per share, and common stock, with a par value of $.50 per share. Authorized preferred stock is 10 million shares and authorized common stock is 600 million shares. There have been no shares issued of the Company's preferred stock.

Common stock issued at December 31, 2004 and 2003 was 211,554,946 shares and 207,500,386 shares, respectively. Treasury shares held at December 31, 2004 and 2003 were 46,948,011 shares and 42,008,611 shares, respectively.

The Company repurchased a total of 4.9 million shares and 4.6 million shares at a cost of $200 million and $150.1 million during 2004 and 2003, respectively. Of these totals, the Company repurchased 0.3 million shares and 0.6 million shares in 2004 and 2003, respectively, at prevailing market prices directly from the trust established for the Company's defined benefit pension plans. Share repurchases were made pursuant to authorization by the Board of Directors to repurchase the Company's common stock up to a maximum of 20 million shares. As of December 31, 2004, 18.3 million shares have been repurchased at a cost of $563.2 million under this program. In December 2004, the Company's Board of Directors authorized a new program under which the Company may repurchase up to 20 million shares of its outstanding common stock. Repurchases under this new program will commence when repurchases under the existing program have been completed.

Events causing changes in the issued and outstanding shares are described in the Consolidated Statement of Changes in Stockholders' Equity (Deficit).

## Stock-Based Compensation

Effective February 20, 2003, the Board of Directors authorized an amendment and restatement of the 2001 Stock Option Plan, to provide for the grant of additional types of equity-based awards, as well as options, to the Company's employees. As a result of the amendment, the 2001 Stock Option Plan was renamed the UST Inc. Amended and Restated Stock Incentive Plan (the "Amended and Restated Stock Incentive Plan"). There are generally five types of awards that may be granted under the Amended and Restated Stock Incentive Plan: stock options, stock appreciation rights, restricted stock awards, performance stock awards and stock unit awards. The total number of shares of common stock reserved for issuance under the Amended and Restated Stock Incentive Plan consists of 6 million shares previously approved under the 2001 Stock Option Plan. Of this total, no more than 1 million shares of common stock are authorized for issuance of awards other than options and stock appreciation rights over the term of the Amended and Restated Stock Incentive Plan. The Company also maintains two additional stock option plans, the 1992 Stock Option Plan and a Nonemployee Directors' Stock Option Plan. Under the Company's current plans, options may be granted at not less than the fair market value on the date of grant and therefore, in accordance with the intrinsic value-based method prescribed by APB Opinion No. 25, no compensation expense is recognized for the stock options granted.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, such an option pricing model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

## Stock-Based Compensation (continued)

The fair value of each option grant, for pro forma disclosure purposes, was estimated on the date of grant using the modified Black-Scholes option pricing model with the following weighted-average assumptions:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Expected dividend yield | **5.0%** | 5.0% | 5.0% |
| Risk-free interest rate | **3.9%** | 3.5% | 4.9% |
| Expected volatility | **13.2%** | 34.1% | 17.2% |
| Expected life of option | **7.5 years** | 7.5 years | 7.5 years |

The following table presents a summary of the Company's stock option activity and related information for the years ended December 31 (options in thousands):

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | **Number of Options** | **Weighted-Average Exercise Price** | **Number of Options** | **Weighted-Average Exercise Price** | **Number of Options** | **Weighted-Average Exercise Price** |
| Outstanding at beginning of year | **12,152.6** | **$29.98** | 12,825.5 | $28.41 | 14,257.8 | $27.64 |
| Granted | **879.3** | **39.29** | 1,402.1 | 33.24 | 751.1 | 40.93 |
| Exercised | **(3,849.0)** | **28.07** | (2,011.5) | 22.23 | (2,013.0) | 27.75 |
| Forfeited | **(43.8)** | **33.50** | (39.4) | 30.34 | (89.1) | 22.68 |
| Expired | **(18.8)** | **27.81** | (24.1) | 25.50 | (81.3) | 30.81 |
| Outstanding at end of year | **9,120.3** | **$31.68** | 12,152.6 | $29.98 | 12,825.5 | $28.41 |
| Exercisable at end of year | **7,083.8** | **$30.11** | 9,783.1 | $28.83 | 10,169.3 | $28.31 |
| Weighted-average fair value of options granted during the year | | **$ 2.76** | | $ 7.21 | | $ 4.90 |

The following table summarizes information about stock options outstanding at December 31, 2004 (options in thousands):

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| **Range of Exercise Prices** | **Number of Options** | **Weighted-Average Remaining Contractual Life** | **Weighted-Average Exercise Price** | **Number of Options** | **Weighted-Average Exercise Price** |
| **$15.06 — 15.53** | **817.3** | **5.5 years** | **$15.07** | **817.3** | **$15.07** |
| **27.69 — 40.94** | **8,303.0** | **5.4 years** | **33.31** | **6,266.5** | **32.07** |
| **$15.06 — 40.94** | **9,120.3** | **5.4 years** | **$31.68** | **7,083.8** | **$30.11** |

## Stock-Based Compensation (continued)

Under the Amended and Restated Stock Incentive Plan and 1992 Stock Option Plan, 6 million and 10.4 million shares, respectively, were originally authorized for grant and options first become exercisable, in ratable installments or otherwise, over a period of one to five years from the date of grant and may be exercised up to a maximum of ten years from the date of grant using various payment methods. In May 2000, the Company's stockholders approved an amendment to the 1992 Stock Option Plan, increasing the number of shares authorized for grant by 5 million, to be issued over the plan's remaining term. Under the Nonemployee Directors' Stock Option Plan, 200,000 shares were authorized for grant. These options first become exercisable six months from the date of grant, may be exercisable up to a maximum of ten years from the date of grant and must be paid in full at the time of the exercise.

At December 31, 2004, 3.4 million shares were available for grant under the Amended and Restated Stock Incentive Plan and 9,000 shares were available for grant under the Nonemployee Directors' Stock Option Plan. No shares were available at December 31, 2004 under the 1992 Stock Option Plan. During 2004 and 2003, 199,000 shares and 42,200 shares of restricted stock were issued with a weighted-average grant date fair value of $39.77 and $33.25 per share, respectively, in connection with the Amended and Restated Stock Incentive Plan. A total of 147,400 restricted shares awarded in 2004 are subject to certain performance-based criteria related to the Company's earnings per share. During 2004, the Company also issued 103,780 restricted stock units with a grant date fair value of $39.31 to eligible employees under the UST Inc. Amended and Restated Stock Incentive Plan.

In connection with the Nonemployee Directors' Restricted Stock Award Plan, up to 200,000 shares of the Company's common stock may be granted to nonemployee directors. During 2004 and 2003, 8,620 shares and 7,640 shares of the Company's common stock were issued under this plan with a weighted-average grant date fair value of $41.79 and $32.91 per share, respectively. During 2004, 2,060 shares were forfeited under this plan.

Receivables from the exercise of stock options in the amount of $11.9 million in 2004, $18.1 million in 2003 and $21.5 million in 2002 have been deducted from stockholders' equity (deficit).

## Accumulated Other Comprehensive Loss

The components of comprehensive income (loss) that relate to the Company are net earnings (loss), foreign currency translation adjustments, minimum pension liability adjustments and the change in the fair value of derivatives designated as effective cash flow hedges, all of which are presented in the Consolidated Statement of Changes in Stockholders' Equity (Deficit). Changes in accumulated other comprehensive (loss) income are recorded directly to stockholders' equity (deficit) and do not affect the net earnings (loss) or cash flows of the Company.

## Accumulated Other Comprehensive Loss (continued)

Accumulated other comprehensive loss consists of the following components, net of taxes:

| | Foreign Currency Translation Adjustment | Minimum Pension Liability Adjustment | Fair Value of Derivative Instruments Adjustment | Accumulated Other Comprehensive (Loss) Income |
|---|---|---|---|---|
| Balance at December 31, 2001 .. | $ (3,480) | $ (13,402) | $ (1,374) | $ (18,256) |
| Net change for the year ...... | (920) | (40,504) | (3,199) | (44,623) |
| Balance at December 31, 2002 .. | (4,400) | (53,906) | (4,573) | (62,879) |
| Net change for the year ...... | 1,599 | 36,969 | 853 | 39,421 |
| Balance at December 31, 2003 .. | (2,801) | (16,937) | (3,720) | (23,458) |
| Net change for the year ...... | **1,751** | **959** | **837** | **3,547** |
| Balance at December 31, 2004 .. | **$(1,050)** | **$(15,978)** | **$(2,883)** | **$(19,911)** |

The net change for the years ended December 31, 2004, 2003 and 2002, respectively, for the following components of accumulated other comprehensive loss, is reflected net of tax (expense) benefit of:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Foreign currency translation adjustment ...................... | **$ (943)** | $ (862) | $ 495 |
| Minimum pension liability adjustment ........................ | **(516)** | (19,906) | 21,810 |
| Fair value of derivative instruments adjustment ................ | **(451)** | (459) | 1,723 |
| | **$(1,910)** | $(21,227) | $24,028 |

## Employee Benefit and Compensation Plans

The Company and its subsidiaries maintain a number of noncontributory defined benefit pension plans covering substantially all employees over age 21 with at least one year of service. The Company's funded plan for salaried employees provides pension benefits based on their highest three-year average compensation. All other funded plans base benefits on the employee's compensation in each year of employment. The Company's funding policy for its funded plans is to contribute an amount sufficient to meet or exceed Employee Retirement Income Security Act of 1974 (ERISA) minimum requirements. The Company also maintains unfunded plans providing pension and additional benefits for certain employees.

The Company and certain of its subsidiaries also maintain a number of postretirement welfare benefit plans which provide certain medical and life insurance benefits to substantially all full-time employees who have attained certain age and service requirements upon retirement. The health care benefits are subject to deductibles, co-insurance and in some cases flat dollar contributions which vary by plan, age and service at retirement. All life insurance coverage is noncontributory.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

## Employee Benefit and Compensation Plans (continued)

The Company uses a December 31 measurement date for all of its plans. The following table represents a reconciliation of the plans at December 31, 2004 and 2003, respectively:

| | Pension Plans | | Postretirement Benefits Other than Pensions | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Change in Benefit Obligation** | | | | |
| Benefit obligation at beginning of year | **$ 453,081** | $ 407,145 | **$ 77,904** | $ 69,605 |
| Service cost | **16,688** | 15,634 | **4,734** | 4,010 |
| Interest cost | **27,493** | 26,037 | **4,854** | 4,308 |
| Plan participants' contributions | **—** | — | **313** | 205 |
| Plan amendments | **—** | — | **—** | (198) |
| Actuarial loss | **15,532** | 22,729 | **13,425** | 4,029 |
| Medicare Part D, including subsidy | **—** | — | **(4,100)** | — |
| Benefits paid | **(19,460)** | (18,464) | **(4,499)** | (4,055) |
| **Benefit obligation at end of year** | **$ 493,334** | $ 453,081 | **$ 92,631** | $ 77,904 |
| **Change in Plan Assets** | | | | |
| Fair value of plan assets at beginning of year | **$ 327,741** | $ 227,069 | **—** | — |
| Actual return on plan assets | **43,048** | 52,026 | **—** | — |
| Employer contributions | **5,680** | 68,171 | **—** | — |
| Benefits paid | **(19,460)** | (18,464) | **—** | — |
| Administrative expenses | **(1,118)** | (1,061) | **—** | — |
| **Fair value of plan assets at end of year** | **$ 355,891** | $ 327,741 | **—** | — |
| **Funded Status** | | | | |
| Funded status at end of year | **$(137,443)** | $(125,340) | **$(92,631)** | $(77,904) |
| Unrecognized actuarial loss | **108,905** | 118,956 | **17,683** | 8,697 |
| Unrecognized prior service cost | **(305)** | (348) | **(6,926)** | (11,300) |
| Unrecognized transition obligation | **(25)** | (33) | **—** | — |
| **Accrued benefit cost** | **$ (28,868)** | $ (6,765) | **$(81,874)** | $(80,507) |
| **Amounts Recognized in the Consolidated Statement of Financial Position** | | | | |
| Prepaid benefit cost | **$ 46,295** | $ 61,276 | **$ —** | $ — |
| Accrued benefit liability | **(100,670)** | (95,148) | **(81,874)** | (80,507) |
| Intangible asset | **925** | 1,050 | **—** | — |
| Accumulated other comprehensive loss | **24,582** | 26,057 | **—** | — |
| **Net amount recognized** | **$ (28,868)** | $ (6,765) | **$(81,874)** | $(80,507) |

*Assumptions*

| | Pension Plans | | Postretirement Benefits Other than Pensions | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **The weighted-average assumptions used to determine benefit obligations** | | | | |
| Discount rate | **6.00%** | 6.25% | **6.00%** | 6.25% |
| Rate of compensation increase | **4.80%** | 4.80% | — | — |
| **The weighted-average assumptions used to determine net periodic benefit cost** | | | | |
| Discount rate | **6.25%** | 6.50% | **6.25%** | 6.50% |
| Expected return on plan assets | **7.50%** | 8.00% | — | — |
| Rate of compensation increase | **4.80%** | 4.80% | — | — |

The rate of increase in per capita costs of covered health care benefits is assumed to be 10 percent for 2005 and is assumed to decrease gradually to 4.5 percent by the year 2011 and remain at that level thereafter.

Net periodic benefit cost for the years ended December 31, 2004, 2003 and 2002, respectively, includes the following components:

| | Pension Plans | | | Postretirement Benefits Other than Pensions | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
| Service cost | **$ 16,688** | $ 15,634 | $ 12,548 | **$ 4,734** | $ 4,010 | $ 3,613 |
| Interest cost | **27,493** | 26,037 | 25,673 | **4,854** | 4,308 | 4,454 |
| Expected return on plan assets | **(23,282)** | (18,189) | (22,411) | — | — | — |
| Amortization of unrecognized transition obligation | **(8)** | 215 | 215 | — | — | — |
| Amortization of prior service cost | **(43)** | (56) | (65) | **(4,374)** | (5,540) | (4,478) |
| Recognized actuarial loss/(gain) | **6,935** | 9,498 | 4,351 | **339** | 112 | (30) |
| Net periodic benefit cost | **$ 27,783** | $ 33,139 | $ 20,311 | **$ 5,553** | $ 2,890 | $ 3,559 |

A plan's projected benefit obligation (PBO) represents the present value of the pension obligation assuming salary increases. A plan's accumulated benefit obligation (ABO) represents this obligation based upon current salary levels.

The ABO, PBO and fair value of plan assets for all plans as of December 31 are as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Plans in Which Assets Exceed Accumulated Benefits | Plans in Which Accumulated Benefits Exceed Assets | Plans in Which Assets Exceed Accumulated Benefits | Plans in Which Accumulated Benefits Exceed Assets |
| Accumulated benefit obligation | **$251,551** | **$173,318** | $225,553 | $163,302 |
| Projected benefit obligation | **305,252** | **188,082** | 276,174 | 176,907 |
| Fair value of plan assets | **282,904** | **72,987** | 259,158 | 68,583 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

## Employee Benefit and Compensation Plans (continued)

The accumulated benefit obligation for all defined benefit pension plans was $424.9 million and $388.9 million at December 31, 2004 and 2003, respectively. The Company's unfunded plans, maintained to provide additional benefits for certain employees, accounted for $87.4 million and $100.3 million of the ABO and PBO, respectively, at December 31, 2004.

The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. To illustrate, a one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 2004 by approximately $12.5 million and increase the service and interest cost components of expense by approximately $1.7 million. A one-percentage point decrease in the assumed health care cost trend rate would have decreased the accumulated postretirement benefit obligation at December 31, 2004 by approximately $10.9 million and decreased the service and interest components of expense by approximately $1.5 million.

Plan assets of the Company's pension plans include marketable equity securities, including common stock of the Company, and corporate and government debt securities. At December 31, 2004 and 2003, the fund held 0.4 million shares and 0.7 million shares of the Company's common stock having a market value of $22.1 million and $26 million, respectively. During 2004 and 2003, the Company repurchased 0.3 million shares and 0.6 million shares, respectively, at prevailing market prices directly from the trust established for the Company's defined benefit pension plans. These repurchases were made in connection with the Company's objective to diversify the investments held by the Trust. Dividends paid on shares held by the fund were $1.1 million and $2.1 million in 2004 and 2003, respectively.

### *Weighted-Average Asset Allocations by Asset Category*

| | | Pension Plans — Allocation of Plan Assets at December 31 | |
|---|---|---|---|
| | **Target Allocation** | **2004** | **2003** |
| **Asset Category** | | | |
| Equity securities | **60-75%** | **76%** | 71% |
| Debt securities | **20-35%** | **24%** | 29% |
| Other | **0-5%** | **0%** | 0% |
| | | **100%** | 100% |

The Company believes that in 2005 and beyond, its pension investments will earn a nominal return of 7.50 percent over the long term. The Company bases this belief upon the results of analyses that it has made of the asset categories in which it has pension investments and their weight in the overall pension investment portfolio. The primary analysis conducted by the Company estimates the expected long-term rate of return from a review of historical returns, using the longest return data available for each asset class. Minor modifications to the long-term return data are made to reflect reversion to the mean, and for fixed-income investments, the current yield curve.

The overall objective of the Company's pension investment program is to achieve a rate of return on plan assets that, over the long term, will fund retirement liabilities and provide for required Plan benefits in a manner that satisfies the fiduciary requirements of ERISA. The Company believes that over the long-term, asset allocation is the key determinant of the returns generated by the Plan and the associated volatility of returns. In determining its investment strategies for Plan assets, the Company considers a number of specific factors that may affect its allocation of investments in different asset categories. The Company monitors these variables and Plan performance within targeted asset allocation ranges, and may periodically reallocate assets consistent with its long-term objectives to reflect changing conditions.

### *Cash Flows*

No contributions were made by the Company during 2004 to its qualified defined benefit pension plans. During 2003, the Company made contributions totaling $62.6 million to its qualified defined benefit pension plans, of which $61 million was discretionary.

During 2004 and 2003, the Company made contributions of $5.7 million and $5.6 million, respectively, to its non-qualified defined benefit pension plans. The Company expects to contribute $6.1 million to its non-qualified defined benefit pension plans in 2005.

The following table illustrates estimated future benefit payments to be made in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter for the Company's defined benefit pension plans and postretirement welfare benefit plans. These results have been calculated using the same assumptions used to measure the Company's benefit obligation and are based upon expected future service.

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010-2014 |
|---|---|---|---|---|---|---|
| Pension plans | **$21,904** | **$23,326** | **$24,504** | **$25,700** | **$26,966** | **$157,249** |
| Postretirement benefits other than pensions (without subsidy) | **$ 5,111** | **$ 5,564** | **$ 5,923** | **$ 6,230** | **$ 6,479** | **$ 37,405** |
| Postretirement benefits other than pensions (estimated subsidy receipts) | **—** | **—** | **$ (238)** | **$ (246)** | **$ (257)** | **$ (1,519)** |

### *Additional Information*

| | Pension Plans | |
|---|---|---|
| | 2004 | 2003 |
| Decrease in minimum pension liability included in other comprehensive loss, net of tax | **$(959)** | $(36,969) |

Effective July 1, 2004, the Company adopted FSP No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* the ("Act"), as required, in connection with its postretirement welfare benefit plans ("the Plans"), on a prospective basis. The Act provides for a federal subsidy equal to 28 percent of certain prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D. FSP 106-2 provides authoritative guidance on accounting and disclosure for the federal subsidy specified in the Act. The Company along with the Plans' actuary has concluded that the prescription drug benefits provided under its Plans are at least actuarially equivalent to the prescription drug benefits offered under Medicare Part D. As such, a remeasurement of the accumulated plan benefit obligation ("APBO"), including the effects of the subsidy, was made as of July 1, 2004. This remeasurement was based on the provisions of the plans in place on the measurement date and incorporated the most current actuarial assumptions and discount rates. In accordance with FSP 106-2, the effect on the Company's APBO as a result of the subsidy has been accounted for as an actuarial experience gain, to be amortized as a component of net periodic postretirement benefit cost. The expected subsidy reduced the Company's APBO by approximately $4.1 million as of July 1, 2004, related primarily to benefits attributed to past service. The adoption of FSP 106-2 also affects service and interest costs associated with the Plans and reduced the net periodic postretirement benefit cost by approximately $0.4 million for the year ended December 31, 2004.

The Company sponsors a defined contribution plan (the "Employees' Savings Plan") covering substantially all of its employees. Employees are eligible to participate in the Employees' Savings Plan from the commencement of their employment provided they are scheduled to work at least 1,000 hours per year. Company contributions are based upon participant contributions and begin upon completion of one year of

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

## Employee Benefit and Compensation Plans (continued)

service. The expense associated with Company contributions was $5.9 million in both 2004 and 2003 and $5.3 million in 2002.

The Company has an Incentive Compensation Plan ("ICP") which provides for bonus payments to designated employees based on stated percentages of net earnings before income taxes as defined in the ICP. The ICP also allows for discretionary reductions to this calculated amount. Expenses under the ICP amounted to $43.6 million in 2004 and $25.8 million in 2003. In 2003, a charge of $15.9 million related to Rickard Seeds was completely offset by a reduction in the Company's ICP. In 2002, no ICP expense was generated as a result of the consolidated net loss, in accordance with the terms of the ICP. As a result, the Board of Directors established a contingent merit bonus fund with respect to the 2002 calendar year. Expenses under the contingent merit bonus fund amounted to $33.5 million in 2002.

## Income Taxes

The income tax provision (benefit) consists of the following:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current: | | | |
| Federal | **$193,073** | $250,030 | $ 43,458 |
| State and local | **5,698** | 27,141 | (7,430) |
| Total current | **198,771** | 277,171 | 36,028 |
| Deferred: | | | |
| Federal | **86,686** | (68,396) | (178,453) |
| State and local | **14,081** | (11,094) | (28,555) |
| Total deferred | **100,767** | (79,490) | (207,008) |
| | **$299,538** | $197,681 | $(170,980) |

The tax provisions do not reflect $17.1 million, $8.5 million and $5.4 million for 2004, 2003 and 2002, respectively, of tax benefits arising from the exercise of stock options. These amounts were credited directly to additional paid-in capital.

The deferred tax provision (benefit) amounts do not reflect the tax effects resulting from changes in accumulated other comprehensive loss (see Accumulated Other Comprehensive Loss note).

Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

## Income Taxes (continued)

Components of deferred tax assets and liabilities as of December 31 are as follows:

| | 2004 | 2003 |
|---|---|---|
| Deferred tax assets: | | |
| Postretirement benefits other than pensions | **$28,386** | $ 28,177 |
| Accrued pension liabilities | **34,431** | 32,349 |
| Litigation loss | **10,236** | 107,713 |
| Other accrued liabilities | **23,763** | 23,483 |
| All other, net | **2,771** | 2,299 |
| Total deferred tax assets | **99,587** | 194,021 |
| Deferred tax liabilities: | | |
| Depreciation | **61,528** | 47,589 |
| Prepaid pension asset | **16,203** | 21,447 |
| Capitalized debt costs | **1,904** | 2,356 |
| Total deferred tax liabilities | **79,635** | 71,392 |
| Net deferred tax assets | **$19,952** | $122,629 |

Other accrued liabilities includes state tax operating loss and tax credit carryforwards totaling $10 million and $0.8 million, respectively, which the Company expects to utilize prior to their expiration between 2005 and 2020.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Differences between the Company's effective tax rate and the U.S. federal statutory income tax rate are explained as follows: | | | |
| U.S. federal statutory income tax rate | **35.0%** | 35.0% | (35.0)% |
| State and local taxes, net of federal tax benefit | **2.6** | 2.0 | (5.3) |
| Income tax settlements | **(2.3)** | — | — |
| Other, net | **0.5** | 1.0 | 1.4 |
| | **35.8%** | 38.0% | (38.9)% |

The Company's effective income tax rate was lower in 2004 due to the reversal of $20 million of federal and state income tax accruals, net of federal tax benefit, primarily as a result of recently completed income tax audits.

State and local taxes, net of federal tax benefit, were favorably affected by the litigation losses in 2003 and 2002.

In accordance with APB Opinion No. 23, the Company has not provided for any residual U.S. income taxes on unremitted earnings of foreign subsidiaries since essentially such earnings are intended to be indefinitely reinvested overseas. At December 31, 2004 and 2003, the Company had not provided federal income taxes on earnings of approximately $16.7 million and $13.1 million, respectively, from its international subsidiaries. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income and foreign withholding taxes.

The American Jobs Creation Act of 2004 enacted on October 22, 2004, provides a temporary incentive for U.S. multinational companies, to repatriate accumulated income earned outside the U.S., and most significantly, provides a new deduction for qualifying domestic production activities. The impact of this latter change made by such Act cannot be quantified at this time. The effect of the repatriation incentive is currently under evaluation by the Company. Amounts of unremitted earnings under evaluation range from zero to $16.6 million, with a related potential range of income tax expense of zero to $1.7 million.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

## Segment Information

The Company's reportable segments are Smokeless Tobacco and Wine. Through its subsidiaries, the Company operates predominantly in the tobacco industry as a manufacturer and marketer of moist smokeless tobacco products and also produces and markets premium wines. Those business units that do not meet quantitative reportable thresholds are included in the All Other category. This category is comprised of the Company's international operations, which market moist smokeless tobacco products in select markets.

Smokeless Tobacco segment sales are principally to a large number of wholesalers and chain stores which are widely dispersed throughout the United States. Over the past three years, sales to one customer averaged approximately 18.6 percent of annual Smokeless Tobacco segment sales.

Over the past three years, sales to two customers averaged approximately 41.5 percent of annual Wine segment sales.

The Company operates primarily in the United States. Foreign operations and export sales are not significant. Net sales and operating profit are reflected net of intersegment sales and profits.

Operating profit (loss) is net sales less operating expenses and an allocation of corporate expenses. Operating results for the Smokeless Tobacco segment in 2003 included the effects of the charges associated with the antitrust actions (see Other Matters note) and in 2002 included the effects of the antitrust litigation loss. The increase in Corporate expenses for 2004 was primarily due to higher professional fees and other administrative spending.

The decrease in identifiable assets in All Other Operations in 2004 was primarily due to the transfer of the Company's cigar operation. See the Discontinued Operations note for more details. The decrease in Smokeless Tobacco segment assets in 2003 was primarily due to the use of restricted deposits to satisfy the antitrust judgment. The increase in Wine segment assets in 2003 was mainly due to higher levels of inventories. Corporate assets consist mainly of cash and cash equivalents, which reflect an increase in 2004. Corporate capital expenditures and depreciation expense are net of amounts which have been allocated to each reportable segment and all other operations for purposes of reporting operating profit (loss) and identifiable assets. Interest, net and income taxes are not reported by segment since they are excluded from the measure of segment performance reviewed by management.

## Segment Information (continued)

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Net Sales to Unaffiliated Customers** | | | |
| Smokeless Tobacco | **$1,575,254** | $1,504,893 | $1,447,093 |
| Wine | **226,650** | 194,905 | 203,541 |
| All Other | **36,334** | 32,064 | 23,769 |
| **Net sales** | **$1,838,238** | $1,731,862 | $1,674,403 |
| **Operating Profit (Loss)** | | | |
| Smokeless Tobacco | **$ 897,991** | $ 585,910 | $ (408,675) |
| Wine | **32,382** | 24,341 | 30,111 |
| All Other | **10,266** | 7,962 | 1,781 |
| **Operating profit (loss)** | **940,639** | 618,213 | (376,783) |
| Corporate expenses | **(28,030)** | (21,578) | (15,964) |
| Interest, net | **(75,019)** | (76,905) | (46,146) |
| **Earnings (loss) before income taxes** | **$ 837,590** | $ 519,730 | $ (438,893) |
| **Identifiable Assets at December 31** | | | |
| Smokeless Tobacco | **$ 631,531** | $ 768,978 | $1,883,529 |
| Wine | **488,904** | 485,019 | 430,118 |
| All Other | **25,819** | 60,282 | 58,230 |
| Corporate | **513,229** | 412,215 | 393,398 |
| **Total assets** | **$1,659,483** | $1,726,494 | $2,765,275 |
| **Capital Expenditures** | | | |
| Smokeless Tobacco | **$60,047** | $31,840 | $40,412 |
| Wine | **9,283** | 16,304 | 21,537 |
| All Other | **358** | 151 | 237 |
| Corporate | **638** | 649 | 528 |
| **Capital expenditures** | **$70,326** | $48,944 | $62,714 |
| **Depreciation** | | | |
| Smokeless Tobacco | **$31,108** | $23,923 | $21,482 |
| Wine | **13,205** | 13,734 | 14,481 |
| All Other | **389** | 674 | 730 |
| Corporate | **731** | 739 | 716 |
| **Depreciation** | **$45,433** | $39,070 | $37,409 |

## Advertising Costs

The Company expenses the production costs of advertising in the period in which they are incurred. Advertising expenses, which include print and point of sale advertising and certain trade and marketing promotions, were $79.4 million in 2004, $72.5 million in 2003 and $69.1 million in 2002. At December 31, 2004 and 2003, $4.3 million and $3.8 million, respectively, of advertising-related materials are included in prepaid expenses and other current assets.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

## Interest, net

The components of net interest expense on the Company's Consolidated Statement of Operations for the respective years presented are as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Interest expense on debt | **$83,884** | $83,884 | $ 69,963 |
| Interest income from cash equivalents | **(7,859)** | (5,725) | (22,964) |
| Capitalized interest | **(1,006)** | (1,254) | (853) |
| | **$75,019** | $76,905 | $ 46,146 |

Interest income from cash equivalents in 2002 includes interest income derived from restricted deposits. See the Restricted Deposits note to the consolidated financial statements for more details.

## Net Earnings (Loss) per Share

The following table presents the computation of basic and diluted earnings (loss) per share:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Numerator:** | | | |
| Earnings (loss) from continuing operations | **$538,052** | $322,049 | $(267,913) |
| Loss from discontinued operations, net | **(7,215)** | (3,260) | (3,556) |
| **Net earnings (loss)** | **$530,837** | $318,789 | $(271,469) |
| **Denominator:** | | | |
| Denominator for basic earnings (loss) per share — weighted-average shares | **165,164** | 166,572 | 168,786 |
| Dilutive effect of potential common shares | **1,458** | 804 | — |
| **Denominator for diluted earnings (loss) per share** | **166,622** | 167,376 | 168,786 |
| **Net earnings (loss) per basic share:** | | | |
| Earnings (loss) from continuing operations | **$3.26** | $1.93 | $(1.59) |
| Loss from discontinued operations | **(.05)** | (.02) | (.02) |
| **Net earnings (loss) per basic share** | **$3.21** | $1.91 | $(1.61) |
| **Net earnings (loss) per diluted share:** | | | |
| Earnings (loss) from continuing operations | **$3.23** | $1.92 | $(1.59) |
| Loss from discontinued operations | **(.04)** | (.02) | (.02) |
| **Net earnings (loss) per diluted share** | **$3.19** | $1.90 | $(1.61) |

As of December 31, 2004, no options outstanding were antidilutive as their exercise prices were lower than the average market price of Company common shares. Options to purchase 1 million shares of common stock, outstanding as of December 31, 2003, were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of Company common shares and, therefore, would be antidilutive.

## Net Earnings (Loss) per Share (continued)

The dilutive effect of potential common shares in 2003 was reduced by approximately 0.3 million shares due to the fact that the antitrust litigation charge recorded in the fourth quarter caused a net loss, which was antidilutive.

As the Company recorded a net loss for the year ended December 31, 2002, diluted loss per share was equal to basic loss per share, due to the exclusion of all potential common shares, which would have reduced the net loss per share. There were 12.8 million employee stock options outstanding at December 31, 2002, including 8.4 million which had exercise prices lower than the average market price of Company common shares.

## Discontinued Operations

On June 18, 2004, the Company completed the transfer of its cigar operation to a smokeless tobacco competitor, in connection with the resolution of an antitrust action (see Other Matters note). This transfer was completed to satisfy the Company's obligation under a litigation settlement, and therefore no cash consideration was received from the smokeless tobacco competitor. Pursuant to the transaction, the Company transferred to the smokeless tobacco competitor substantially all the assets of its cigar operation and agreed to indemnify the smokeless tobacco competitor against all pre-closing liabilities (contingent or otherwise). The terms of the transaction included a minor adjustment based on the level of working capital of the cigar operation at closing. Prior to the transfer, the cigar operation had been included within All Other Operations for segment reporting purposes. As a result of the transfer, the results of this operation are presented within "loss from discontinued operations" for all periods presented on the Consolidated Statement of Operations. No loss on disposal was recorded in 2004, as a charge for the fair value of the cigar operation was previously recorded in 2003 as a component of the antitrust litigation loss.

The operating results of the cigar operation, for the respective years ended December 31, were as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net sales | **$ 4,215** | $10,767 | $ 8,474 |
| Loss before income taxes | **(4,899)** | (5,055) | (5,470) |
| Income tax (expense) benefit | **(2,316)** | 1,795 | 1,914 |
| Loss from discontinued operations | **$(7,215)** | $ (3,260) | $(3,556) |

Results for the year ended December 31, 2004 included a loss from the cigar operations and the recognition of expenses, including a $3.9 million accrual for income tax contingencies, as well as severance and transaction costs, partially offset by the recognition of the difference between the fair value charge recorded in 2003 and the book value of the entity transferred on June 18, 2004.

## Contingencies

The Company has been named in certain health care cost reimbursement/third party recoupment/class action litigation against the major domestic cigarette companies and others seeking damages and other relief. The complaints in these cases on their face predominantly relate to the usage of cigarettes; within that context, certain complaints contain a few allegations relating specifically to smokeless tobacco products. These actions are in varying stages of pretrial activities. The Company believes these pending litigation matters will not result in any material liability for a number of reasons, including the fact that the Company has had only limited involvement with cigarettes and the Company's current percentage of total tobacco industry sales is relatively small. Prior to 1986, the Company manufactured some cigarette products which had a *de minimis* market share. From May 1, 1982 to August 1, 1994, the Company distributed a small volume of imported cigarettes and is indemnified against claims relating to those products.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

## Contingencies (continued)

The Company is named in an action in Illinois brought by plaintiffs purporting to state a class action "on behalf of themselves and all other persons similarly situated" alleging that the Company "manipulates the nicotine levels and absorption rates" in its smokeless tobacco products and seeking to recover monetary damages "in an amount not less than the purchase price" of the Company's smokeless tobacco products and certain other relief. The purported class excludes all persons who claim any personal injury as a result of using the Company's smokeless tobacco products.

The Company is also named in certain actions in West Virginia brought on behalf of individual plaintiffs against cigarette manufacturers, smokeless tobacco manufacturers, and other organizations seeking damages and other relief in connection with injuries allegedly sustained as a result of tobacco usage, including smokeless tobacco products. Included among the plaintiffs are six individuals alleging use of the Company's smokeless tobacco products and alleging the types of injuries claimed to be associated with the use of smokeless tobacco products; five of the six individuals also allege the use of other tobacco products.

The Company is named in a purported class action in Florida brought by six plaintiffs "on behalf of themselves and all others similarly situated" against various smokeless tobacco manufacturers including the Company and other organizations for personal injuries, including cancers of the mouth and larynx, oral lesions, leukoplakia, facial disfigurement, gum and tooth loss, fear of cancer, death and depression and other injuries allegedly resulting from the use of the Company's smokeless tobacco products. Plaintiffs also claim nicotine "addiction" and seek unspecified compensatory damages and certain equitable and other relief, including but not limited to, medical monitoring.

The Company is named in an action in Idaho brought on behalf of a minor child alleging that his father died of "cancer of the throat" as a result of his use of the Company's smokeless tobacco product. Plaintiff also alleges "addiction" to nicotine and seeks unspecified compensatory damages and other relief.

The Company has been named in an action in Connecticut brought by a plaintiff individually, as executrix and fiduciary of her deceased husband's estate and on behalf of their minor children for injuries, including "squamous cell carcinoma of the tongue", allegedly sustained by decedent as a result of his use of the Company's smokeless tobacco products. The Complaint also alleges "addiction" to smokeless tobacco. The Complaint seeks compensatory and punitive damages in excess of $15,000 and other relief.

The Company believes, and has been so advised by counsel handling these cases, that it has a number of meritorious defenses to all such pending litigation. Except as to the Company's willingness to consider alternative solutions for resolving certain regulatory and litigation issues, all such cases are, and will continue to be, vigorously defended. The Company believes that the ultimate outcome of such pending litigation will not have a material adverse effect on its consolidated financial results or its consolidated financial position, although if plaintiffs were to prevail, the effect of any judgment or settlement could have a material adverse impact on its consolidated financial results in the particular reporting period in which resolved and, depending on the size of any such judgment or settlement, a material adverse effect on its consolidated financial position. Notwithstanding the Company's assessment of the potential financial impact of these cases, the Company is not able to estimate with any certainty the amount of loss, if any, which would be associated with an adverse resolution.

The Company has been named as a defendant in a number of purported class actions brought by direct purchasers (wholesalers and distributors), and indirect purchasers (consumers and retailers) and class actions brought by indirect purchasers of its moist smokeless tobacco products in the states of California, Kansas and Massachusetts.

As direct purchasers of the Company's smokeless tobacco products during the period January 1, 1990 to the present, plaintiffs in those consolidated actions allege individually and on behalf of a putative class of wholesalers and distributors that the Company violated the federal antitrust laws and has engaged in this conduct unilaterally and in concert with "its co-conspirators." Plaintiffs seek to recover unspecified statutory damages, before trebling, and certain equitable and other relief. The Company has reached a settlement with more than 550 of its direct purchasing customers (wholesalers and distributors) who are potential class members in this putative class action who represent more than 88 percent of the Company's sales volume based on 2002 sales revenue. For those direct purchasing customers who agreed to settle the lawsuit and release all claims against the Company, the Company agreed to delay a planned reduction of its prompt-payment discount terms. The effect of this settlement delayed cost savings planned for 2003 and had no material adverse effect on the Company's consolidated financial results. In January 2004, the Company made a second settlement offer to those direct purchasers that chose not to settle the litigation in 2003. Direct purchasers that have settled the first and second settlement offers represented over 93 percent of the Company's sales volume, based on 2002 sales revenues. In November 2004, the Company entered into a Settlement Agreement with the remaining direct purchasers. The Settlement Agreement has been preliminarily approved by the U.S. District Court for the District of Columbia.

As indirect purchasers of the Company's smokeless tobacco products during various periods of time ranging from January 1990 to the date of certification or potential certification of the proposed class, plaintiffs in those actions allege, individually and on behalf of putative class members in a particular state or individually and on behalf of class members in the states of California, Kansas and Massachusetts, that the Company has violated the antitrust laws, unfair and deceptive trade practices statutes and/or common law of those states. Plaintiffs seek to recover compensatory and statutory damages in an amount not to exceed $75,000 per class member or per putative class member, and certain other relief. The indirect purchaser actions are similar in all material respects. The Company reached a settlement ("Settlement"), which has been approved by the court, to resolve a significant number of the indirect purchaser actions. The jurisdictions covered by the settlement are identified in Part I, Item 3 "Legal Proceedings" on page 7. Pursuant to the approved Settlement, adult consumers will receive coupons redeemable on future purchases of the Company's moist smokeless tobacco products. The Company will pay all administrative costs of the Settlement and plaintiffs' attorneys' fees. The Company also intends to pursue settlement of other indirect purchaser actions not covered by the Settlement on substantially similar terms. In this regard, the Company continues to make progress. The Company has resolved indirect purchaser actions in approximately 70 percent of the states in which they were filed. The Company recorded a charge of $40 million in 2003, which represented its best estimate of the total costs to resolve indirect purchaser actions. In 2004, certain states' actions were resolved more favorably than originally estimated.

As a result of the indirect purchaser resolutions, the Company recognized a favorable pretax adjustment in 2004. Also in 2004, in connection with the November direct purchaser Settlement Agreement, the Company recorded a pretax charge for the remainder of the direct purchaser antitrust actions. The net impact of these adjustments is reported in "antitrust litigation" on the Consolidated Statement of Operations. These adjustments, along with the payment of plaintiffs' attorneys' fees, actual coupon redemption and other administrative costs resulted in a net reduction in the "litigation liability" on the Consolidated Statement of Financial Position to $26.6 million at December 31, 2004.

Each of the foregoing actions is derived directly from the Conwood litigation (see Other Matters note). For the plaintiffs in the putative class actions to prevail, they will have to obtain class certification. The plaintiffs in the above actions also will have to obtain favorable determinations on issues relating to liability, causation and damages. The Company believes, and has been so advised by counsel handling these cases, that it has meritorious defenses in this regard, and they are and will continue to be vigorously defended. The Company believes that the ultimate outcome of these purported class actions and the California, Kansas and Massachusetts class actions will not have a material adverse effect on its consolidated financial results or its consolidated financial position, although if plaintiffs were to prevail, beyond the amounts accrued, the effect of any judgment or settlement could have a material adverse impact on its consolidated financial results in the particular reporting period in which resolved and, depending on the size of any such judgment or settlement, a material adverse effect on its consolidated financial position. Notwithstanding the Company's assessment of the financial impact of these actions, management is not able to estimate the amount of loss, if any, beyond the amounts accrued, which could be associated with an adverse resolution.

## Other Matters

On October 22, 2004, the "Fair and Equitable Tobacco Reform Act of 2004" (the "Tobacco Reform Act") was enacted in connection with a comprehensive federal corporate reform and jobs creation bill. The Tobacco Reform Act effectively repeals all aspects of the U.S. federal government's tobacco farmer support program, including marketing quotas and nonrecourse loans. As a result of the Tobacco Reform Act, the Secretary of Agriculture will impose quarterly assessments on tobacco manufacturers and importers, not to exceed a total of $10.1 billion over a ten-year period from the date of enactment. Amounts assessed by the Secretary will be impacted by a number of allocation factors, as defined in the Tobacco Reform Act. These quarterly assessments will be used to fund a trust to compensate, or "buy out," tobacco quota farmers, in lieu of the repealed federal support program. The Company does not believe that the assessments imposed under the Tobacco Reform Act will have a material adverse impact on its consolidated financial position, results of operations or cash flows in any reporting period. In 2004, the Company recognized a charge of approximately $1 million associated with the first quarterly assessment required by the Tobacco Reform Act.

On April 16, 2004, the Company resolved the action brought by Miami Cigar & Company, whereby the Company agreed to pay the plaintiff $7 million, for which charges were recorded in prior periods. A Stipulation for Dismissal with Prejudice was filed.

On March 15, 2004, the Company announced significant steps to resolve antitrust actions filed against it as a result of the Conwood litigation. In connection with these actions, the Company recorded a $280 million pretax charge in 2003 associated with the following: (1) the resolution of an antitrust action brought by a smokeless tobacco competitor, Swedish Match North America Inc. (2) an agreement for a proposed resolution of antitrust actions, subject to court approval, by indirect purchasers in certain states and the District of Columbia, and (3) the decision to settle other indirect purchaser actions not covered by such agreement. The settlement agreement in the smokeless tobacco competitor action required the Company to pay $200 million, which was paid on March 16, 2004, and transfer its cigar operation to Swedish Match North America Inc., which occurred on June 18, 2004. Included in the 2003 charge of $280 million was a charge of $40 million, reflecting the fair value of the cigar operation, which approximated its book value at that time. Also included in the 2003 charge was $40 million, which represented the Company's best estimate of the total costs to resolve all indirect purchaser actions. See the Contingencies note for further details.

In March 2000, a Kentucky jury rendered a verdict against the Company, awarding $350 million in compensatory damages to Conwood Company, L.P., for its claims under federal antitrust laws that the Company had engaged in exclusionary and anticompetitive conduct in the marketing and promotion of moist smokeless tobacco products. The verdict, when entered as a judgment, was subject to trebling under federal antitrust laws to $1.05 billion plus interest and other costs. On January 13, 2003, the Supreme Court of the United States declined to hear the Company's appeal and let stand the $1.05 billion antitrust award, plus interest and other costs, against the Company. As a result, the Company included a $1.261 billion pretax charge in its net loss for 2002. Also in January 2003, the Company paid the antitrust award in the amount of $1.262 billion, which included additional interest charges for 2003. The Company utilized funds held in restricted deposits in the amount of $1.242 billion and $19.7 million of additional cash in satisfaction of the award.

Given the size of the award in the Conwood litigation in 2002 and the antitrust settlement charges recorded in 2003, the Company recognizes that these matters had a material adverse effect on its consolidated financial position in the respective years. However, in light of the Company's ability to satisfy these matters primarily with accumulated funds, the payments of the judgment and settlements did not have a material adverse effect on the Company's dividend policy or its ability to implement its strategic business plans.

In November 1998, the Company entered into the Smokeless Tobacco Master Settlement Agreement (the "STMSA") with the attorneys general of various states and U.S. territories to resolve the remaining health care cost reimbursement cases initiated against the Company. The STMSA required the Company to adopt various marketing and advertising restrictions and make payments potentially totaling $100 million, subject to a minimum 3 percent inflationary adjustment per annum, over a minimum of 10 years for programs to reduce youth usage of tobacco and combat youth substance abuse and for enforcement purposes. The period over which the payments are to be made is subject to various indefinite deferral provisions based upon the Company's share of the smokeless tobacco segment of the overall tobacco market (as defined in the STMSA). As a result of these provisions, the Company cannot reasonably estimate the value of the total remaining payments, given that these provisions require annual determination of the Company's segment share. As such, the balance of the future potential payments, based on these segment share determinations, will be charged to expense in the period that the related shipments occur, with disbursements made in the following year. The total charges recorded by the Company in connection with the STMSA were $13.2 million, $11.6 million and $10.1 million in 2004, 2003 and 2002, respectively.



## QUARTERLY FINANCIAL DATA

(Unaudited)

| | First | Second | Third | Fourth | Year |
|---|---|---|---|---|---|
| **2004** | | | | | |
| Net sales | **$433,317** | **$464,652** | **$462,023** | **$478,246** | **$1,838,238** |
| Gross profit | **340,063** | **365,996** | **357,334** | **362,204** | **1,425,597** |
| Net earnings | **121,689** | **147,893** | **133,052** | **128,203** | **530,837** |
| Basic earnings per share | **.74** | **.89** | **.81** | **.78** | **3.21** |
| Diluted earnings per share | **.73** | **.89** | **.80** | **.77** | **3.19** |
| **2003** | | | | | |
| Net sales | $417,601 | $436,224 | $434,672 | $443,365 | $1,731,862 |
| Gross profit | 331,773 | 346,255 | 331,984 | 337,363 | 1,347,375 |
| Net earnings (loss) | 110,843 | 128,986 | 124,049 | (45,089) | 318,789 |
| Basic earnings (loss) per share | .66 | .77 | .75 | (.27) | 1.91 |
| Diluted earnings (loss) per share | .66 | .77 | .74 | (.27) | 1.90 |

Results for 2004 include the effects of reporting the Company's cigar operations as discontinued operations. Net sales and gross profit results for 2003 include the effects of a reclassification of the Company's cigar operations to discontinued operations.

The second quarter of 2004 included the reversal of $15.8 million of tax accruals attributable to completed income tax audits and the expiration of certain statutes of limitations, as well as a loss of $6 million from discontinued operations associated with the transfer of the Company's cigar operation to a smokeless tobacco competitor on June 18, 2004.

The fourth quarter of 2003 included a $280 million pretax charge recorded in connection with antitrust claims against the Company, and an additional pretax charge of $5.5 million related to F.W. Rickard Seeds, Inc., of which approximately $5 million was included in cost of products sold. The F.W. Rickard Seeds charge was completely offset by a corresponding reduction to the Company's incentive compensation (bonus) fund.

The third quarter of 2003 included a $10.4 million pretax charge associated with F.W. Rickard Seeds, Inc., of which $6.7 million was included in cost of products sold. The F.W. Rickard Seeds charge was completely offset by a corresponding reduction to the Company's incentive compensation (bonus) fund.

## Item 9 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

## Item 9A — Controls and Procedures

*Evaluation of Disclosure Controls and Procedures*

The Company, under the direction of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has reviewed and evaluated the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's CEO and CFO believe, as of the end of such period, that the Company's disclosure controls and procedures are effective.

*Report of Management on Internal Control over Financial Reporting*

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2004.

Internal control systems, no matter how well designed, may have inherent limitations. As such, internal control policies and procedures over financial reporting established by the Company may not prevent or detect misstatements. Therefore, even those systems designed to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation, presentation and reporting.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included in Part II, Item 8 "Financial Statements and Supplementary Data," on page 30.

*Changes in Internal Control over Financial Reporting*

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## Item 10 — Directors and Executive Officers of the Registrant

The Company hereby incorporates by reference the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K which is contained under the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in its Notice of 2005 Annual Meeting and Proxy Statement.

The Company hereby incorporates by reference the information with respect to the names, ages and business histories of the directors of the Company which is contained in Table I and the accompanying text set forth under the caption "Election of Directors" in its Notice of 2005 Annual Meeting and Proxy Statement.

### Executive Officers of the Registrant

The name, present position with the Company, age and business experience of each executive officer of the Company as of January 31, 2005 is set forth below:

| Name | Present Position | Age |
|---|---|---|
| Vincent A. Gierer, Jr. | Chairman of the Board, Chief Executive Officer and President | 57 |
| Robert T. D'Alessandro | Senior Vice President and Chief Financial Officer | 51 |
| Richard A. Kohlberger | Senior Vice President, General Counsel and Secretary | 59 |
| Theodor P. Baseler | President — International Wine & Spirits Ltd. | 50 |
| Murray S. Kessler | President — U.S. Smokeless Tobacco Company | 45 |

None of the executive officers of the Company has any family relationship to any other executive officer or director of the Company.

After election, all executive officers serve until the next annual organization meeting of the Board of Directors and until their successors are elected and qualified. All of the executive officers of the Company have been employed continuously by it for more than five years.

Mr. Gierer has served as Chairman of the Board and Chief Executive Officer since December 1, 1993 and has served as President since September 27, 1990. He has been employed by the Company since March 16, 1978.

Mr. D'Alessandro has served as Senior Vice President and Chief Financial Officer since January 3, 2000. He served as Senior Vice President and Controller from January 1, 1996 until January 2, 2000. He has been employed by the Company since May 4, 1981.

Mr. Kohlberger has served as Senior Vice President, General Counsel and Secretary since January 10, 2005. He served as Senior Vice President from October 29, 1990 to January 9, 2005. He has been employed by the Company since October 9, 1978.

Mr. Baseler has served as President of International Wine & Spirits Ltd. since January 1, 2001. He served as Executive Vice President and Chief Operating Officer of International Wine & Spirits Ltd. from July 28, 2000 to December 31, 2000 and as Senior Vice President from January 1, 1996 to July 27, 2000. He has been employed by the Company since August 30, 1984.

Mr. Kessler has served as President of U.S. Smokeless Tobacco Company since April 6, 2000. He served as Senior Vice President from January 3, 2000 to April 5, 2000. From March 1998 to December 1999, Mr. Kessler served as Vice President of Vlasic Foods International Inc. and President, Swanson Frozen Foods Division. From October 1997 to March 1998, he served as General Manager of the Swanson Division of Campbell Soup Company. He has been employed by the Company since January 3, 2000. On January 29, 2001, Vlasic Foods International Inc. filed for bankruptcy.

### Code of Ethics

The Company has adopted a Code of Ethics for senior officers, (the "Code") that applies to its principal executive officer, principal financial officer and principal accounting officer (Controller). The Code is available on the Company's website: www.ustinc.com under the heading "Investors/Corporate Governance." A free copy of the Code will be made available to any stockholder upon request. The Company will post promptly on its website any amendment to the Code or waiver of a provision thereunder rather than filing any such amendment or waiver as part of a Current Report on Form 8-K.

## Audit Committee Financial Expert

The Company hereby incorporates by reference the information with respect to the "Audit Committee Financial Expert" which is contained under the caption "Committees of the Board" in its Notice of 2005 Annual Meeting and Proxy Statement.

## Item 11 — Executive Compensation

The Company hereby incorporates by reference the information with respect to executive compensation which is contained in Tables II through V (including the notes thereto) and the accompanying text set forth under the caption "Compensation of Executive Officers" in its Notice of 2005 Annual Meeting and Proxy Statement.

## Item 12 — Security Ownership of Certain Beneficial Owners and Management

The Company hereby incorporates by reference the information with respect to the security ownership of management which is contained in Table I and the accompanying text set forth under the caption "Election of Directors" in its Notice of 2005 Annual Meeting and Proxy Statement.

In addition, the Company hereby incorporates by reference the information with respect to the equity compensation plans under which securities may be issued as of December 31, 2004, which is contained under the caption "Equity Compensation Plan Information" in its Notice of 2005 Annual Meeting and Proxy Statement.

The Company hereby incorporates by reference the information with respect to the security ownership of persons known to the Company to beneficially own more than 5% of the Company's outstanding stock, which is contained under the caption "Beneficial Ownership of Common Stock" in its Notice of 2005 Annual Meeting and Proxy Statement.

## Item 13 — Certain Relationships and Related Transactions

The Company hereby incorporates by reference information with respect to indebtedness of management which is contained in Table VI and the accompanying text set forth under the caption "Indebtedness of Management" in its Notice of 2005 Annual Meeting and Proxy Statement.

## Item 14 — Principal Accountant Fees and Services

The Company hereby incorporates by reference the information required herein which is contained under the section entitled "Independent Auditor Fees" in its Notice of 2005 Annual Meeting and Proxy Statement.

## Item 15 — Exhibits and Financial Statement Schedules

(a) Documents filed as part of this Report:

(1) UST Schedule II — Valuation and Qualifying Accounts
For the Years 2004, 2003 and 2002
(Dollars in thousands)

| | Balance at Beginning of Period | Additions | Deductions | Balance at End of Period |
|---|---|---|---|---|
| Year ended December 31, 2004: | | | | |
| Deducted from accounts receivable: | | | | |
| Allowance for doubtful accounts | **$1,375** | **$ 7** | **$ (869)** | **$ 513** |
| Deducted from inventories: | | | | |
| Reserve for inventory obsolescence | **7,190** | **4,089** | **(8,855)** | **2,424** |
| Year ended December 31, 2003: | | | | |
| Deducted from accounts receivable: | | | | |
| Allowance for doubtful accounts | 834 | 590 | (49) | 1,375 |
| Deducted from inventories: | | | | |
| Reserve for inventory obsolescence | 3,033 | 5,662 | (1,505) | 7,190 |
| Year ended December 31, 2002: | | | | |
| Deducted from accounts receivable: | | | | |
| Allowance for doubtful accounts | 763 | 259 | (188) | 834 |
| Deducted from inventories: | | | | |
| Reserve for inventory obsolescence | 6,731 | 450 | (4,148) | 3,033 |

(2) All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) The following exhibits are filed by the Company pursuant to Item 601 of Regulation S-K:

3.1 — Restated Certificate of Incorporation dated May 5, 1992, incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended March 31, 1992.
3.2 — By-Laws adopted on December 23, 1986, and amended and restated effective October 22, 1998, incorporated by Reference to Exhibit 3.2 to Form 10-Q for the quarter ended September 30, 1998.
4.1 — Indenture dated as of May 27, 1999, between UST Inc. and State Street Bank and Trust Company, incorporated by Reference to Exhibit 4 to Form 10-Q for the quarter ended June 30, 1999.
4.2 — Form of certificate of 7.25% Senior Note, incorporated by Reference to Exhibit 4.2 to Form S-4 Registration Statement Filed on August 16, 1999.
4.3 — Form of certificate of Floating Rate Senior Note, incorporated by reference to Exhibit 4.3 to Form S-4 Registration Statement filed on August 16, 1999.
4.4 — Form of certificate of 8.80% Senior Note, incorporated by Reference to Exhibit 4.3 to Form S-4 Registration Statement Filed on May 12, 2000.
4.5 — Form of certificate of 6.625% Senior Note, incorporated by Reference to Exhibit 4.2 to Form S-4 Registration Statement Filed on November 6, 2002.
10.1* — Employment Agreement entered into on July 23, 1987 between the Company and Vincent A. Gierer, Jr., an Executive Officer, incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 1986.
10.2* — Employment Agreement entered into on December 14, 2000 between the Company and Richard H. Verheij, a former Executive Officer, incorporated by reference to Exhibit 10.2 to Form 10-K for the fiscal year ended December 31, 2000.
10.3* — Employment Agreement entered into on June 30, 2000 between the Company and Richard A. Kohlberger, an Executive Officer, incorporated by reference to Exhibit 10.3 to Form 10-K for the fiscal year ended December 31, 2000.
10.4* — Form of Severance Agreement dated October 27, 1986 between the Company and certain officers, incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 1986.
10.5* — 1992 Stock Option Plan, as amended and restated as of December 9, 1999, and incorporated by reference to Exhibit A to 2000 Notice of Annual Meeting and Proxy Statement dated March 20, 2000.
10.6* — 2001 Stock Option Plan, as amended and restated and renamed the Stock Incentive Plan, as of February 20, 2003, incorporated by reference to Appendix II to 2003 Notice of Annual Meeting and Proxy Statement dated March 27, 2003.
10.7* — UST Inc. Incentive Compensation Plan, as amended and restated as of January 1, 2003, incorporated by reference to Appendix I to 2003 Notice of Annual Meeting and Proxy Statement dated March 27, 2003.
10.8* — Amendment to UST Inc. Incentive Compensation Plan adopted on October 15, 2003, incorporated by reference to Exhibit 10.8 to Form 10-K for the fiscal year ended December 31, 2003.
10.9* — Officers' Supplemental Retirement Plan, as amended and restated as of January 1, 2003, incorporated by reference to Exhibit 10.9 to Form 10-K for the fiscal year ended December 31, 2003.
10.10* — Nonemployee Directors' Retirement Plan, as amended and restated as of January 1, 2002, incorporated by reference to Exhibit 10.10 to Form 10-K for the fiscal year ended December 31, 2001.
10.11* — Directors' Supplemental Medical Plan, as amended and restated as of February 16, 1995, incorporated by reference to Exhibit 10.10 to Form 10-K for the fiscal year ended December 31, 1994.
10.12* — Nonemployee Directors' Stock Option Plan effective May 2, 1995, incorporated by reference to Exhibit A to 1995 Notice of Annual Meeting and Proxy Statement dated March 24, 1995.
10.13* — Amendment to Nonemployee Directors' Stock Option Plan, effective June 30, 2000, incorporated by reference to Exhibit 10.13 to Form 10-K for the fiscal year ended December 31, 2000.
10.14* — Nonemployee Directors' Restricted Stock Award Plan effective January 1, 1999, and incorporated by reference to Exhibit 10.11 to Form 10-K for the fiscal year ended December 31, 1998.
10.15* — Form of Notice of Grant and Nonstatutory Stock Option Agreement between the Company and certain officers, incorporated by reference to Exhibit 10.1 to Form 8-K filed September 16, 2004.
10.16* — Restricted Stock Agreement, by and between UST Inc. and Murray S. Kessler, as amended and restated effective September 13, 2004, incorporated by reference to Exhibit 10.2 to Form 8-K filed September 16, 2004.
10.17* — Severance Agreement, dated September 13, 2004, by and between UST Inc., U.S. Smokeless Tobacco Company and Murray S. Kessler, incorporated by reference to Exhibit 10.3 to Form 8-K filed September 16, 2004.

10.18* — Form of Notice of Grant and Restricted Stock Agreement between the Company and certain officers dated October 27, 2004, incorporated by reference to Exhibit 10.1 to Form 8-K filed November 2, 2004.
10.19* — Form of Notice of Grant and Restricted Stock Agreement between the Company and Murray S. Kessler dated January 3, 2005, incorporated by reference to Exhibit 10.1 to Form 8-K filed January 7, 2005.
10.20* — Subsequent Agreement, dated February 8, 2005, by and between UST Inc. and Richard H. Verheij, a former Executive Officer, incorporated by reference to Exhibit 10.1 to Form 8-K filed February 9, 2005.
10.21* — Summary of Nonemployee Director Compensation, dated February 17, 2005, incorporated by reference to Exhibit 10.1 to Form 8-K filed February 22, 2005.
10.22* — Form of Nonemployee Director Stock Option Agreement dated February 16, 2005, incorporated by reference to Exhibit 10.2 to Form 8-K filed February 22, 2005.
21 — Subsidiaries of UST Inc.
23 — Consent of Independent Registered Public Accounting Firm.
31.1 — Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
31.2 — Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
32 — Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(c) of the rules governing the preparation of this Report.

# SIGNATURE PAGE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2005

UST Inc.

By: /s/ VINCENT A. GIERER, JR.
Vincent A. Gierer, Jr.
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

| | | |
|---|---|---|
| March 4, 2005 | Director, Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer) | /s/ VINCENT A. GIERER, JR.<br>Vincent A. Gierer, Jr. |
| March 4, 2005 | Senior Vice President and Chief Financial Officer (Principal Financial Officer) | /s/ ROBERT T. D'ALESSANDRO<br>Robert T. D'Alessandro |
| March 4, 2005 | Vice President and Controller (Principal Accounting Officer) | /s/ JAMES D. PATRACUOLLA<br>James D. Patracuolla |
| March 4, 2005 | Director | /s/ JOHN D. BARR<br>John D. Barr |
| March 4, 2005 | Director | /s/ JOHN P. CLANCEY<br>John P. Clancey |
| March 4, 2005 | Director | /s/ EDWARD H. DEHORITY, JR.<br>Edward H. DeHority, Jr. |
| March 4, 2005 | Director | /s/ PATRICIA DIAZ DENNIS<br>Patricia Diaz Dennis |
| March 4, 2005 | Director | /s/ ELAINE J. EISENMAN<br>Elaine J. Eisenman |
| March 4, 2005 | Director | /s/ JOSEPH E. HEID<br>Joseph E. Heid |
| March 4, 2005 | Director | /s/ PETER J. NEFF<br>Peter J. Neff |
| March 4, 2005 | Director | /s/ RONALD J. ROSSI<br>Ronald J. Rossi |

# UST CORPORATE DATA

**CORPORATE HEADQUARTERS**
100 West Putnam Avenue
Greenwich, CT 06830
(203) 661-1100

**STOCK EXCHANGE LISTINGS**
New York Stock Exchange
Pacific Exchange
Ticker Symbol – UST

**TRANSFER AGENT AND REGISTRAR**
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
www.equiserve.com
(800) 730-4001
EquiServe is also our dividend disbursement and reinvestment agent.

**LEGAL COUNSEL**
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

**INDEPENDENT AUDITORS**
Ernst & Young LLP
1111 Summer Street
Stamford, CT 06905

# BOARD OF DIRECTORS

**John D. Barr**(2)
Vice Chairman,
Papa Murphy's International, Inc.
Chairman, Performance Logistics Group Inc.

**John P. Clancey**(2)(3)(4)
Chairman,
Maersk Sealand

**Edward H. DeHority, Jr.**(1)(3)
Retired. Former Partner of Ernst & Young LLP

**Patricia Diaz Dennis**(1)(3)
Senior Vice President and Assistant General Counsel,
SBC Services, Inc.

**Elaine J. Eisenman, Ph.D.**(2)(4)
Former Senior Vice President, Human Resources and Administration, The Children's Place Retail Stores, Inc.

**Vincent A. Gierer, Jr.**(4)
Chairman of the Board, Chief Executive Officer and President, UST

**Joseph E. Heid**(1)(3)(4)
Former Chairman of the Board, President and Chief Executive Officer,
Esprit de Corp

**Peter J. Neff**(2)(4)
Former President and Chief Executive Officer,
Rhône-Poulenc, Inc.

**Ronald J. Rossi**(1)(3)
Chairman,
Lojack Corporation

(1) Member of Audit Committee; Joseph E. Heid, Chairman
(2) Member of Compensation Committee; Peter J. Neff, Chairman
(3) Member of Nominating & Corporate Governance Committee; Edward H. DeHority, Jr., Chairman
(4) Member of Strategic Review Committee; Vincent A. Gierer, Jr., Chairman

# OFFICERS

## UST Inc.

**Vincent A. Gierer, Jr.**
Chairman of the Board, Chief Executive Officer and President

**Robert T. D'Alessandro**
Senior Vice President and Chief Financial Officer

**Richard A. Kohlberger**
Senior Vice President, General Counsel and Secretary

**Edward D. Kratovil**
Senior Vice President

**Nicholas A. Amadori**
Vice President

**W. Preston Baldwin III**
Vice President

**Michael V. Delaney**
Vice President

**Valerie T. Held**
Vice President

**Kenneth R. Hopson**
Treasurer

**Joni S. Ives**
Vice President

**William J. O'Donnell**
Assistant General Counsel

**James D. Patracuolla**
Vice President and Controller

**Mark A. Rozelle**
Vice President

**Maria R. Sharpe**
Vice President and Assistant Secretary

**Kenneth N. Tamaro**
Vice President

**Karen P. Thormann**
Vice President

**Todd A. Walker**
Vice President

## U.S. Smokeless Tobacco Company

**Murray S. Kessler**
President

**Daniel W. Butler**
Executive Vice President

**Robert H. Lawrence, Jr.**
Executive Vice President

**Joseph J. Buongiorno**
Senior Vice President

**Robert A. Fitzmaurice**
Senior Vice President

**Gary A. Milano**
Senior Vice President

**Gary D. Cadd**
Vice President

**James E. Dillard III**
Vice President

**Jill K. Galowitz**
Vice President

**Thomas C. LoBosco**
Vice President

**Joseph C. Nuzzolo**
Vice President

## International Wine & Spirits Ltd.

**Theodor P. Baseler**
President

**Douglas Gore**
Vice President

**Sheila A. Newlands**
Vice President

**Glenn D. Yaffa**
Vice President

UST has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

*Design: Eisenman Associates, www.eisenman.com*
*Printed in U.S.A. on recycled paper.*

UST Corporate Headquarters
100 West Putnam Avenue
Greenwich, Connecticut 06830
(203) 661-1100
ustinc.com

890-AR-2005